SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL REPORT

(From January 1, 2020 to December 31, 2020)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	February 2018	AA	NICE Information Service Co., Ltd. (AAA ~ D)
May 2018
	February 2019	AA-
April 2019
November 2019
	February 2020	A+
June 2020
	May 2018	AA	Korea Investors Service, Inc. (AAA ~ D)
	February 2019	AA-
June 2019
October 2019
	February 2020	A+
June 2020
	February 2018	AA	Korea Ratings Corporation (AAA ~ D)
April 2018
	April 2019	AA-
November 2019
	February 2020	A+
May 2020

(1)	The results of our credit ratings subsequent to the reporting period are as follows:

Subject instrument	Month of rating	Credit rating(2)	Rating agency (Rating range)
Corporate bonds	[February 2021]	A+	NICE Information Service Co., Ltd. (AAA ~ D)
Corporate bonds	[February 2021]	A+	Korea Investors Service, Inc. (AAA ~ D)
Corporate bonds	[February 2021]	A+	Korea Ratings Corporation (AAA ~ D)

(2)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Corporate bonds (Overseas)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range)
Corporate bonds(1)	November 2018	AA	Standard & Poor’s Rating Services (AAA ~ D)

(1)	Represents credit rating for our overseas corporate bonds guaranteed by the Korea Development Bank.
(2)	Overseas corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Highest level of stability.
	AA+/AA/AA-	Very high level of stability. This stability may be slightly more risky than is the case for the highest rating category but presents no issues.
	A+/A/A-	High level of stability. There are no issues with repaying the principal, but there are characteristics that could be subject to future deterioration.
	BBB+/BBB/BBB-	Level of stability is adequate. Current level of stability and profitability is adequate, but requires special attention during times of economic downturns.
	BB+/BB/BB-	Speculative characteristics. There is no guarantee on future stability. Expected business performance is uncertain.
	B+/B/B-	Inadequate as an investment target. Ability to make principal repayments or comply with contractual terms and conditions is uncertain.
	CCC/CC/C	Very low level of stability. Ability to make payments of principal and interest is highly unlikely. Extremely speculative. Currently in default or undergoing a serious problem.
	D	Bankruptcy.

(3)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	May 2018	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2018	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	November 2018	Cancelled(2)	Korea Investors Service, Inc. (A1 ~ D)
	November 2018	Cancelled(2)	NICE Information Service Co., Ltd. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

※ ‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

(2)	Ratings have been cancelled due to repayment of our outstanding commercial paper on October 22, 2018 upon maturity.

C.	Capitalization

(1)	Change in capital stock (as of December 31, 2020)

There were no changes to our issued capital stock during the annual reporting period ended December 31, 2020.

(2)	Convertible bonds (as of December 31, 2020)

Description	Issue Date	Maturity Date	Issue Amount (in Won)		Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion		Outstanding Bonds			Notes
							Conversion Ratio	Conversion Price	Issue Amount (in Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,426,670,000	(1)(2)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~19,845	813,426,670,000	(1)	40,988,998	Listed on Singapore Stock Exchange

Total	—	—	813,426,670,000		—	—	100%	~~W~~19,845	813,426,670,000		40,988,998	—

(1)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

(2)	The proceeds of our Unsecured Foreign Convertible Bonds No. 3 were used for general corporate purposes.

D.	Voting rights (as of December 31, 2020)

(Unit: share)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2020	2019	2018
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(89,342)	(2,829,705)	(207,239)
Earnings (loss) per share (Won)(2)		(250)	(7,908)	(579)
Total cash dividend amount for the period (million Won)		—	—	—
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(3)		—	—	—
Cash dividend yield (%)(4)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends (*)		Average Dividend Yield
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	—	0.65(**)

*	No dividends were paid during the last three fiscal years.
**	Arithmetic average of actual dividends paid in fiscal years 2016 and 2017 over the most recent five fiscal year period.

F.	Matters relating to Articles of Incorporation

Our current articles of incorporation were amended as of March 15, 2019, and certain amendments as summarized below have been submitted for approval at the upcoming annual general meeting of shareholders. Consequently, our articles of incorporation may be subject to change based on the results of such upcoming annual general meeting of shareholders.

Articles to be Amended	Description of Amendments
Deletion of Article 27 (Election of Directors), Paragraph 2	To reflect the applicable provision of the amended Commercial Act that provides for a less stringent voting requirement for shareholder approval in the case of the adoption of electronic voting for the appointment of an audit committee member (including a director who will serve as an audit committee member).

Addition of new Paragraph 3 of Article 36-2 (Composition of Audit Committee) and re-numbering of previous Paragraphs 3 and 4 to Paragraphs 4 and 5, respectively	To reflect the applicable provision of the Commercial Act regarding a separate shareholder approval process for an audit committee member.

Deletion of Article 42-2 (Redemption of Shares)	To reflect the applicable provisions of the amended Commercial Act and the amended Financial Investment Services and Capital Markets Act, which permit a stock corporation to retire its own shares within the limit of its distributable income pursuant to a resolution of the board of directors without needing to have a basis to do so under its articles of incorporation.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2020, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2020, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

Consolidated operating results highlights

(Unit: In billions of Won)

	2020	2019	2018
Sales Revenue	24,230	23,476	24,337
Gross Profit	2,643	1,868	3,085
Operating Profit (loss)	(29)	(1,359)	93
Total Assets	35,072	35,575	33,176
Total Liabilities	22,335	23,086	18,289

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Demand for display panels for traditional IT products such as notebooks and desktop monitors has shown a strong growth due to changes in lifestyle including increased instances of working from home and online classes as a result of the COVID-19 pandemic, and demand for high-end products has also sustained.

•

Demand for smartphone and automotive display panels has fluctuated due to weakened conditions in the end-product market in light of the COVID-19 pandemic. However, further growth is expected with the release of new products using plastic OLED panels and those that offer changes in form factors or new customer experiences such as foldable smartphones.

•

The market for television display panels has shown a steady growth, largely from developed countries, and has rapidly become focused on larger-sized panels reflecting increased consumer needs for larger screens.

•	We also anticipate a gradual growth in the market for high value-added product segments such as display panels for industrial uses.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as “Cinematic Sound” OLED and “Wallpaper” display panels under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. In the television business, we are expanding our offerings of premium products such as OLED products. In particular, with respect to large-sized OLED television display panels, we are continuing to secure additional production capacity of 8.5th generation OLED panels and are planning to further strengthen the fundamentals of our OLED business by continuing to introduce differentiated products and obtaining additional production capacity for 8.5th and 10.5th generation OLED display panels. In the IT business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies. In the mobile business, we have commenced mass production of 6th generation plastic OLED smartphones. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business, including automotive display panels.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Pursuant to the Chinese government’s initiative and support, Chinese panel manufacturers have continued to invest in new fabrication facilities and additional supplies, and the concern over intensification of a structural oversupply in the LCD industry continues to exist.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2020	2019	2018
Panels for Televisions(1)(2)	21.6%	28.1%	28.3%
Panels for IT Products(1)	21.2%	24.8%	27.5%
Total(1)	21.4%	27.2%	28.8%

(1)	Source: Large Area Display Market Tracker (OMDIA).
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be cost competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to introduce differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable” and “Rollable” and “Transparent” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2020
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	6,706	27.7%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	10,121	41.8%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	7,403	30.5%

Total					24,230	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the fourth quarter of 2020 increased by approximately 12% compared to the third quarter of 2020 in part due to an increase in the production output of large-sized OLED and mobile plastic OLED panels as well as an increase in sales of our panels for IT products as a result of increased instances of online classes and working from home in light of the COVID-19 pandemic. There is no assurance that the average selling prices of display panels per square meter of net display area will not fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2020 Q4	790
2020 Q3	706
2020 Q2	654
2020 Q1	567
2019 Q4	606
2019 Q3	513
2019 Q2	456
2019 Q1	528
2018 Q4	559
2018 Q3	500
2018 Q2	501
2018 Q1	522

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	Printed circuit boards (“PCB”)	Display panel manufacturing	2,578	21.5%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		2,016	16.8%	LG Chem, etc.
		Backlights (“BLU”)		1,636	13.6%	Heesung Electronics LTD., etc.
		Glass		838	7.0%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		1,152	9.6%	Silicon Works Co., Ltd., etc.
		Others		3,800	31.6%	—

Total				12,019	100.0%

-	Period: January 1, 2020 ~ December 31, 2020.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

(2)	Among our major suppliers, LG Chem and Silicon Works Co., Ltd. are member companies of the LG Group, and Paju Electric Glass Co., Ltd. is our affiliate.

•

The average price of electrolytic galvanized iron, which is the main raw material for BLU components, decreased by 2.0% from 2019 to 2020 but is expected to increase in 2021 due to China’s ban against the import of Australian iron ores and a supply shortage in China. The average price of resin increased by 32.0% from 2019 to 2020, primarily due to a rapid increase in demand in the Chinese domestic market. The average price of copper, the main raw material for PCB components, increased by 19.5% from 2019 to 2020, primarily due to the economic policy measures by the U.S. government and a depreciation in the U.S. dollar.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2020(1)	2019(1)	2018(1)
Display	Display panel	Gumi, Paju, Guangzhou	8,589	9,408	10,161

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2020(1)	2019(1)	2018(1)
Display	Display panel	Gumi, Paju, Guangzhou	6,815	8,373	9,428

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2020	Actual working hours in 2020	Average utilization ratio
Gumi	8,784(1) (24 hours x 366 days)	8,718(1) (24 hours x 363 days)(2)	99.2%
Paju	8,784(1) (24 hours x 366 days)	8,756(1) (24 hours x 365 days)(2)	99.7%
Guangzhou	8,784(1) (24 hours x 366 days)	8,784(1) (24 hours x 366 days)(2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2020, our total capital expenditures on a cash out basis was around mid-~~W~~2 trillion. In 2021, we expect to make investments within our EBITDA and estimate that our total capital expenditures will be within low- to mid-~~W~~3 trillion range.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2020	2019	2018
Display	Products	Display panel	Overseas(1)	23,287	22,180	22,722
			Korea(1)	899	1,255	1,572
			Total	24,186	23,435	24,294
	Royalty	LCD, OLED technology patent	Overseas(1)	14	14	18
			Korea(1)	0	0	0
			Total	14	14	18
	Others	Raw materials, components, etc.	Overseas(1)	24	17	13
			Korea(1)	7	10	12
			Total	30	26	25
	Total		Overseas(1)	23,324	22,211	22,747
			Korea(1)	906	1,265	1,590

			Total	24,230	23,476	24,337

(1)	Based on ship-to-party.

B.	Sales organization and sales route

•	As of December 31, 2020, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	95.1%
	Headquarters	4.9%
Overseas sales portion (overseas sales / total sales)		96.3%
Korea	Overseas subsidiaries	2.3%
	Headquarters	97.7%
Korea sales portion (Korea sales / total sales)		3.7%

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

D.	Sales strategy

•	As part of our sales strategy for IT products, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally.

•

With respect to television products, we have led the premium television market with our OLED TVs and strengthened the differentiation of our OLED products through unique designs and integration of additional technologies (Wallpaper, Cinematic Sound, Rollable, etc.). We also strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays, among others), industrial products (including aviation and medical equipment, among others) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in 2019 and 2020, and our sales revenue derived from our top ten customers comprised 80% of our total sales revenue in 2019 and 85% in 2020.

6.	Purchase Orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

7.	Market Risks and Risk Management

A.	Market risks

The display industry may experience fluctuations in the average selling prices of TFT-LCD and OLED panels that may differ from cyclical patterns in the industry. To the extent prices decrease below our cost structure, our margins may be adversely impacted.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional manufacturing capacity from competitors in Korea, China, Taiwan and Japan coupled with changes in the production mix of such competitors.

Our ability to compete successfully depends on factors both within and outside our control, including our development of products with differentiated technology, timely investments, adaptable production capabilities, our ability to execute and reliability, product prices, component and raw material supply costs, the success or failure of our end-brand customers in marketing their brands and products, and general economic and industry conditions.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by matching foreign currency inflow and outflow by currency. We also continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

8.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we have adopted a policy to maintain our net exposure within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•

As of December 31, 2020, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $2,225 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a net loss on valuation of derivative instruments in the amount of ~~W~~185 billion with respect to our foreign exchange derivative instruments held during the reporting period.

B.	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of December 31, 2020, we entered into an aggregate of ~~W~~170 billion in interest rate swap agreements to KB Kookmin Bank and others, for which we have not applied hedge accounting. We recognized a net loss on valuation of derivative instruments in the amount of ~~W~~2 billion with respect to our interest rate derivative instruments held during the reporting period.

9.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~ December 2020	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2022	Patent cross-licensing of OLED related technology

10.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2020	2019	2018
R&D Expenditures (prior to deducting governmental subsidies)		1,740,083	1,776,879	1,758,813
Governmental Subsidies		(1,524)	(590)	(1,694)
Net R&D-Related Expenditures		1,738,559	1,776,289	1,757,119
Accounting Treatment(1)	R&D Expenses	1,454,072	1,338,344	1,384,284
	Development Cost (Intangible Assets)	284,487	437,945	372,835

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		7.2%	7.6%	7.2%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2018

(1)	Developed the world’s first glass-integrated LCD television product (Art Glass Series)

•	Achieved LCD modular appearance and simplicity in design by using glass material throughout product (including the panel, light guide plate and back cover)

•	Strengthened competitiveness of frameless design by decreasing bezel size from 7.8mm to 5.9mm

(2)	Developed our first 5.8-inch Ultra HD Mobile 4K product

•	Developed our first Ultra HD mobile product

•	Achieved high luminance, low power consumption and HD resolution by applying Ultra HD RGBW (M+) pixel structure

(3)	Developed the world’s first 5.8-inch mobile FHD product applying M+

•	Our first product applying camera notch concept technology

(4)	Developed the world’s first four-side borderless curved monitor with 1900R curvature radius

•	Our first product applying glass 0.25T (etching) bezel printing/reverse bonding process technology

•	Strengthened product competitiveness with our first shared design applying three-side/four-side borderless TFT Mask

•	Achieved high-speed driving at 144Hz, high color recall (DCI 98%) and HDR (peak luminance 550nit)

(5)	Developed the world’s first 34-inch large-screen monitor/high-resolution four-sided borderless HDR

•	Pioneered HD Premium 21:9 monitor market through development of the world’s first WUHD(5K2K), four-side borderless monitor

•	Delivered Ultra HD (DCI 98Z%, sRGB 135%) by applying Adv. KSF LED PKG technology

•	Achieved high luminance (HDR 600); typ. 450 nit, maximum 600nit

(6)	Developed LGD 6.01QHD+M+ Full Screen Display (LG Electronics)

•	Developed a full screen display concept smartphone product (G7) through strategic collaboration with other LG Group companies

•	Implemented a full screen display product concept through achievement of our first 19.5:9 screen aspect ratio and lower bezel of 2.7mm

(7)	Developed the world’s narrowest bezel videowall product (0.44mm bezel, 55-inch FHD)

•	Achieved product competitiveness by developing the world’s narrowest bezel (originally 0.9mm g 0.44mm, Even Bezel)

(8)	Developed the world’s first automotive glassless 3D cluster product

•	Developed FHD glassless barrier type 3D model (12.3 inches, 167 ppi level)

•	Achieved customers’ eye-tracking movement by applying a top moving barrier panel at the top of the panel

•	Improved adhesion accuracy of image panel and barrier panel by using OCA bonding technology

•	Improved barrier contrast ratio by applying a copper-based metal barrier panel

(9)	Developed the world’s first 6th generation a-Si Indirect DXD product (21.9-inch, 14 x 17 resolution, 14µm pixel pitches)

•	Entered the DXD market through development of the world’s first 6th generation a-Si Indirect DXD product

•	Set up infrastructure for DXD product development through the development of our first DXD product

(10)	Developed the world’s first 17-inch large-sized and lightweight notebook monitor

•	Developed large-sized (17-inch) product with a new screen aspect ratio (16:10)

•	Developed light-weight product (268g) through securing 17-inch+ Slim Design model technology

Achievements in 2019

(1)	Developed the world’s first ultra large-sized in-TOUCH product (50-inch UHD)

•	World’s first to apply in-TOUCH technology on ultra large-sized products (50-inch and larger)

•	World’s first to apply low temperature PAS to achieve in-TOUCH function

(2)	Developed the world’s first transparent WOLED product (55-inch FHD)

•	Developed WOLED-based Top Emission OLED device and process technology

(3)	Developed the world’s first OLED 8K product (88-inch 8K)

•	Developed gearing technology that secures and compensates aperture ratio for high resolution (8K) product implementation

(4)	Developed the world’s first gaming monitor product applying OLED (55” UHD)

•	Developed 55” UHD gaming monitor product using advantages of OLED (latency, gray to gray, color recall)

(5)	Developed the world’s first curved gaming monitor product applying AH-IPS COT (37.5” WQ+)

•	Developed and produced the world’s first monitor product applying AH-IPS COT

•	Pioneered gaming/curved premium monitor product market

(6)	Developed the world’s first monitor product applying Crystal Sound Display (“CSD”) (27.0” FHD)

•	Developed and produced the world’s first monitor product applying CSD

•	Developed large-sized, front-oriented stereo speaker through the application of exciter and piezo to the bottom cover of the liquid crystal module

(7)	Developed the world’s first automotive product applying plastic OLED (16.9” + 7.2” / 14.2”)

•	Developed and produced the world’s first 1CG multi-display product applying plastic OLED (16.9” + 7.2” / 14.2”)

Achievements in 2020

(1)	Developed the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

•	Completed the development of the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

(2)	Developed the world’s first rollable television display product (65” UHD)

•	Introduced a new form factor (from flat to rollable) to the television market

•	Enhanced space utilization through adjusting the display size and ratio based on the purpose of use

(3)	Developed the world’s first 2K zone mini-LED & ultra-slim UHD monitor product

•	Fulfilled customer needs for top quality monitor products and strengthened our market position in the premium market by developing the world’s first differentiated 2K zone product

•	By leveraging early advantage in the underlying mini-LED technology, explored a new revenue source through applying the technology to all IT products

•	Achieved high luminance at HDR 1000 and wide color gamut at 99.8% DCI

11.	Intellectual Property

As of December 31, 2020, our cumulative patent portfolio (including patents that have already expired) included 21,350 patents in Korea and 28,002 patents in other countries.

12.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed and operate various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. In April 2020, we submitted to the Korean government a report on the amount of greenhouse gas emissions and energy used in our domestic facilities in 2019, which was verified by an independent certifier appointed by the Korean government.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2018 to the Korean government in March 2019 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2019	2018	2017
Greenhouse gases	5,885	6,696	6,314
Energy	62,776	64,296	63,451

Note: The amounts for 2020 are subject to assessment and confirmation by the Korean government during the first quarter of 2021.

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a short-term goal to reduce the emission level from 2014 to 2022 by 16.8% and a medium- to long-term goal to reduce the emission level from 2014 to 2045 by 65.1%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2018, we reduced our carbon dioxide greenhouse gas emission levels by 1.28 million tons, which was 0.63 million tons more than our initial target of 0.65 million tons. As our medium- to long-term goal, we plan to develop low-carbon production technologies in order to eliminate greenhouse gas emission during our manufacturing process and to conserve energy.

The increase in greenhouse gas emission in 2018 is due to the inclusion of certain other greenhouse gas emissions (N2O used in deposition facilities and CO2 in cleaning facilities) during the second planning period (2018 to 2020) that were not included during the first planning period (2015 to 2017) in the overall amount of greenhouse gas emissions in accordance with guidelines issued by the Korean government.

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities in Paju and Gumi and our overseas module production plants in Nanjing, Yantai, Guangzhou and Vietnam and have operated such facilities in accordance with such certifications. Since December 2013, we have also obtained energy management system ISO 50001 certifications for our domestic panel and module production plants and our overseas facilities in Nanjing and Guangzhou and have operated such facilities in accordance with such certifications.

In addition, in August 2014, our “CA” subsidiary in Guangzhou, China, became the first manufacturer in the electronics industry in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, ISO 45001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we were first certified by the Ministry of Environment as a “Green Company” for P1 in 1997, and we currently continue to maintain such certification. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minister of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry and Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities in 2018 and 2019. In addition, our continued efforts to reduce greenhouse gas emissions have been recognized from 2017 to 2019 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. In May 2017, we were awarded a commendation from the Minister of Environment for having scored the highest grade among companies in the low- and medium-volume pollutant emitters category that had entered into voluntary agreements with the Metropolitan Air Quality Management Office, in recognition of having successfully met our voluntary targets for reduction of air pollutants as well as our overall efforts to enhance our relevant facilities and operational systems. In addition, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, in 2017 under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Ministry of Trade, Industry and Energy in recognition of our energy management practices and energy saving measures. In May 2018, we received the CEM Insight Award, presented at the Clean Energy Ministerial Meetings, and also received certification for our energy business management (Energy Champion) presided by the Ministry of Trade, Industry and Energy and the Korea Energy Agency in November 2018. Since 2019, we have been carrying out forest development activities around our manufacturing facilities after signing an agreement with Gyeong-gi Province to surround our facilities with forests to reduce air pollutants such as fine dust and have received a commendation for such efforts.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction.

In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In June 2017, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. In addition, the trial court ordered a fine of ~~W~~0.5 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. In relation to the same matter, in May 2018, the Prosecutor’s Office sought a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. The trial court (Goyang Branch of Uijeongbu District Court) issued a summary order confirming the same fines of ~~W~~3.0 million on November 22, 2018, which fines were paid in full after such order was confirmed on November 5, 2020. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2018, we were audited by the Ministry of Employment and Labor in connection with the occurrence of another safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~14.4 million. In relation to this matter, in January 2019, the trial court (Goyang Branch of Uijeongbu District Court) assessed a fine of ~~W~~1 million as a summary order on each of us and our chief production officer pursuant to certain other provisions of the Industrial Safety and Health Act. In addition, in January 2019, the trial court sought a fine of ~~W~~4 million and ~~W~~2 million on us and the employee in charge of on-site safety management, respectively, on the basis of certain other provisions of the Industrial Safety and Health Act. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

Also in January 2018, the government of Gyeong-gi Province issued a warning and assessed a fine of ~~W~~1 million on us, which we subsequently paid, for the failure to comply with certain requirements relating to air pollutant emission and prevention facilities under the Air Quality Management Act. To prevent such violations from occurring again, we have shortened the air pollutant emission maintenance reporting period and strengthened the verification process for relevant data.

In March 2018, we were audited by the Ministry of Employment and Labor in connection with our health and safety training practices, and we were found to have omitted requisite health and safety training sessions for certain employees in our P9 facilities in 2016 and 2017. As a result, we were assessed a fine of ~~W~~6.95 million, which we subsequently paid, and have strengthened our efforts to promote health and safety training programs in advance as well as our management and supervision activities to ensure such programs are conducted.

In June 2019, the government of Gyeong-gi Province reviewed the operational history and the number of self-measurements of our emission outlets and confirmed that there were certain deficiencies in self-measurements for our reserve facilities. As a result, we were assessed a fine of ~~W~~1.6 million by the government of Gyeong-gi Province, which we subsequently paid, for the violation of Article 39 of the Air Quality Management Act. To prevent the recurrence, we have established a monthly self-measurement plan for our reserve facilities.

In May 2020, we were assessed a fine of ~~W~~1.4 million by the National Institute of Chemical Safety for our failure to conduct safety training on hazardous chemicals in violation of Article 33 of the Chemicals Control Act, which we subsequently paid. In order to prevent recurrence, we conducted safety training on hazardous chemicals for the relevant personnel and newly established a working process that complies with safety regulations.

In May 2020, we received a warning from Daegu Regional Environmental Office regarding a safety incident that occurred in April 2020 in violation of Article 13-1 of the Chemical Control Act. In addition, in connection with another safety incident that occurred in May 2020, we were assessed an administrative penalty of ~~W~~1.44 million in May 2020 and an improvement order in June 2020, in each case by Daegu Regional Environmental Office, for a violation of Article 13-2 of the Chemical Control Act. We subsequently paid such fine, and we also submitted a report of compliance with such improvement order in July 2020. Regarding these two incidents, Gimcheon Branch of Daegu District Court issued a summary order to assess fines of ~~W~~3 million on each of us and two of our employees (the former head of safety and health management at our Gumi facilities and a former working level staff), which order was subsequently confirmed. In order to prevent recurrence, we are strengthening our safety management standards and employee training efforts.

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide 2.4% chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. Government authorities are currently investigating the cause of such incident. In light of such incident, we plan to implement measures to fundamentally enhance our safety management standards with an aim to ensure health and safety of all workers at our facilities and maintain public trust, including four key safety management initiatives comprising (i) performing detailed safety diagnosis at all of our facilities, (ii) internalizing major hazardous tasks, (iii) developing dedicated personnel for safety- and environment-related matters and strengthening our support to our service providers, and (iv) strengthening the authority and capability of our safety management organizations.

13.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

Note: the financial information below is based on our financial statements which remain subject to approval at our upcoming annual general meeting of shareholders scheduled on March 23, 2021. If our financial statements are not approved at such annual general meeting of shareholders or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

(Unit: In millions of Won)

Description	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Current assets	11,099,470	10,248,315	8,800,127
Quick assets	8,928,814	8,197,160	6,108,924
Inventories	2,170,656	2,051,155	2,691,203
Non-current assets	23,972,053	25,326,248	24,375,583
Investments in equity accounted investees	114,551	109,611	113,989
Property, plant and equipment, net	20,147,051	22,087,645	21,600,130
Intangible assets	1,020,088	873,448	987,642
Other non-current assets	2,690,363	2,255,544	1,673,822
Total assets	35,071,523	35,574,563	33,175,710
Current liabilities	11,006,948	10,984,976	9,954,483
Non-current liabilities	11,327,636	12,101,306	8,334,981
Total liabilities	22,334,584	23,086,282	18,289,464
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	7,524,297	7,503,312	10,239,965
Other equity	(163,446)	(203,021)	(300,968)
Non-controlling interest	1,335,896	1,147,798	907,057
Total equity	12,736,939	12,488,281	14,886,246

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue	24,230,124	23,475,567	24,336,571
Operating profit (loss)	(29,117)	(1,359,382)	92,891
Profit (loss) from continuing operations	(70,636)	(2,872,078)	(179,443)
Profit (loss) for the period	(70,636)	(2,872,078)	(179,443)
Profit (loss) attributable to:
Owners of the Company	(89,342)	(2,829,705)	(207,239)
Non-controlling interest	18,706	(42,373)	27,796
Basic earnings (loss) per share	(250)	(7,908)	(579)
Diluted earnings (loss) per share	(250)	(7,908)	(579)
Number of consolidated entities	21	22	22

B.	Financial highlights (Based on separate K-IFRS).

Note: the financial information below is based on our financial statements which remain subject to approval at our upcoming annual general meeting of shareholders scheduled on March 23, 2021. If our financial statements are not approved at such annual general meeting of shareholders or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

(Unit: In millions of Won)

Description	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Current assets	6,948,054	7,081,228	6,378,339
Quick assets	5,529,932	5,554,929	4,427,184
Inventories	1,418,122	1,526,299	1,951,155
Non-current assets	19,757,148	20,301,452	20,683,767
Investments	4,784,828	4,958,308	3,602,214
Property, plant and equipment, net	11,736,673	12,764,175	14,984,564
Intangible assets	887,431	708,047	816,808
Other non-current assets	2,348,216	1,870,922	1,280,181
Total assets	26,705,202	27,382,680	27,062,106
Current liabilities	10,180,660	9,140,483	7,416,630
Non-current liabilities	6,261,307	7,576,104	6,432,895
Total liabilities	16,441,967	16,716,587	13,849,525
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	6,223,043	6,625,901	9,172,389
Other equity	0	0	0
Total equity	10,263,235	10,666,093	13,212,581

(Unit: In millions of Won, except for per share data)

Description	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue	22,799,273	21,658,329	22,371,687
Operating profit (loss)	(812,979)	(1,784,245)	(472,995)
Profit (loss) from continuing operations	(513,262)	(2,639,893)	(442,291)
Profit (loss) for the period	(513,262)	(2,639,893)	(442,291)
Basic earnings (loss) per share	(1,434)	(7,378)	(1,236)
Diluted earnings (loss) per share	(1,434)	(7,378)	(1,236)

C.	Consolidated subsidiaries (as of December 31, 2020)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of December 31, 2020)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)		Date of Incorporation	Equity Interest
LG Display America, Inc.	USD	411	September 1999	100%
LG Display Germany GmbH	EUR	1	November 1999	100%
LG Display Japan Co., Ltd.	JPY	95	October 1999	100%
LG Display Taiwan Co., Ltd.	NTD	116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 2003	100%
LG Display Poland Sp. z o.o. (1)		—	September 2005	—
LG Display Guangzhou Co., Ltd.	CNY	1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	August 2007	100%
LG Display Singapore Pte. Ltd.	USD	1	January 2009	100%
L&T Display Technology (Fujian) Limited	CNY	116	January 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,008	April 2010	100%
Nanumnuri Co., Ltd.	KRW	800	March 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 2012	70%
Unified Innovative Technology, LLC	USD	9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1	April 2015	100%
Global OLED Technology LLC	USD	138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD	600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 2016	100%
LG Display Fund I LLC (2)	USD	12	May 2018	100%
LG Display High-Tech (China) Co., Ltd. (3)	CNY	15,600	July 2018	70%
MMT (Money Market Trust)	KRW	11,300	January 2018	100%

(1)

The liquidation process of LG Display Poland Sp. z o.o., our former consolidated subsidiary, was completed during 2020. We reclassified the comprehensive loss amounting to ~~W~~72,654 million from foreign currency translation differences to profit or loss.

(2)	In 2020, we invested an additional ~~W~~7,242 million in LG Display Fund I LLC. There has been no change in our interest in LG Display Fund I LLC due to such additional investment.
(3)

In 2020, the non-controlling shareholders invested an additional ~~W~~172,966 million in LG Display High-Tech (China) Co., Ltd. Due to such additional investment, our interest in LG Display High-Tech (China) Co., Ltd. has decreased from 75% as of the end of 2019 to 70% as of the end of the reporting period.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd. (1)	~~W~~	47,262	January 2005	40%
Wooree E&L Co., Ltd. (2)	~~W~~	10,540	June 2008	14%
YAS Co., Ltd.	~~W~~	24,493	April 2002	15%
Avatec Co., Ltd.	~~W~~	20,196	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH (3)	~~W~~	2,609	March 2003	12%
Material Science Co., Ltd. (4)	~~W~~	3,791	January 2014	10%
Nanosys Inc. (5)	~~W~~	5,660	July 2001	3%

Changes since December 31, 2019:

(1)

In 2020, we recognized a reversal of impairment loss of ~~W~~433 million as finance income with respect to the difference between the carrying amount and the recoverable amount of our investment in Paju Electric Glass Co., Ltd.

(2)

In 2020, we recognized a reversal of impairment loss of ~~W~~2,905 million as finance income with respect to the difference between the carrying amount and the recoverable amount of our investment in Wooree E&L Co., Ltd.

(3)

In 2020, we recognized an impairment loss of ~~W~~2,105 million as finance cost with respect to the difference between the carrying amount and the recoverable amount of our investment in Cynora GmbH. We did not participate in Cynora GmbH’s paid-in capital increase during the reporting period, and as a result, our equity interest decreased from 12.2% as of December 31, 2019 to 11.6% as of December 31, 2020.

(4)

In 2020, we recognized an impairment loss of ~~W~~1,239 million as finance cost with respect to the difference between the carrying amount and the recoverable amount of our investment in Material Science Co., Ltd.

(5)

In 2020, we recognized a reversal of impairment loss of ~~W~~811 million as finance income with respect to the difference between the carrying amount and the recoverable amount of our investment in Nanosys Inc. We did not participate in Nanosys Inc.’s paid-in capital increase during the reporting period, and as a result, our equity interest decreased from 4% as of December 31, 2019 to 3% as of December 31, 2020.

As of December 31, 2020, the market values of Woori E&L Co., Ltd., YAS Co., Ltd. and Avatec Co., Ltd., each of which is listed in the KOSDAQ market of the Korea Exchange, were ~~W~~10,540 million, ~~W~~26,700 million and ~~W~~17,180 million, respectively.

Additionally, for the years ended December 31, 2019 and 2020, the aggregate amount of dividends we received from our affiliated companies was ~~W~~7,502 million and ~~W~~8,239 million, respectively.

14.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2020	2019	2018
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,050 (280)(2)	1,280 (500)(2)	1,170 (450)(2)
Time required	19,453	21,194	17,269

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won, hours)

Period	Date of contract	Description of service	Period of service	Compensation
2020	—	—	—	—
2019	July 23, 2019	Issuance of comfort letters	July 23, 2019 ~ August 31, 2019	120
2018	September 11, 2018	Green bond verification	September 11, 2018 ~ October 9, 2018	45

15.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Risk relating to forward-looking statements

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.	Overview

In 2020, the role and significance of display products became greater as the culture of contactless and remote interactions became prevalent as a new lifestyle. Such changes in the macro-environment had a positive influence on demand for television and IT products, in response to which we quickly accommodated the changing needs of consumers and our customers in relation to large-sized OLED display panels for televisions and TFT-LCD display panels for IT products. As a result, we were able to improve our operating results. Such improvement in our operating results was further amplified by a continued increase in the TFT-LCD display panel prices.

With respect to each of our business areas:

•

Television. Sales of the OLED segment of our television display panel business achieved an increase of low-20s in percentage compared to the previous year through stable operation of our increased production capacity and diversification of our products and customer base.

•

IT. Our IT product display panel business benefited from opportunities arising from an increase in overall demand for IT products due to increased instances of working remotely and online classes. In response, we increased our production of differentiated products utilizing our strengths in oxide-TFT and IPS technologies and achieved an increase of more than 10% in sales compared to the previous year.

•

Mobile. We added new production capacity of plastic OLED products in the second half of 2020, which is currently engaged in mass production with stable product quality. Leveraging the increase in sales resulting from such development, we are strengthening the foundation for a turnaround in this business area.

C.	Financial condition and results of operations

(1)	Changes in Political, Economic, Social, Competitive and Regulatory Environment

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the industry may cause display panel manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

We address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

From time to time, we have been affected by overcapacity in the industry relative to the general demand for display panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. However, in light of our ongoing efforts to continue increasing in our product mix the proportion of higher-priced OLED panels, coupled with an increase in the market price of TFT-LCD panels in 2020 attributable to an increase in demand for television and IT products due to the COVID-19 pandemic, our average revenue per square meter of net display area increased by 5.9% from ~~W~~576,817 in 2018 to ~~W~~610,716 in 2019 and further increased by 29.5% to ~~W~~790,874 in 2020.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies in our product mix that are tailored to our customers’ evolving needs, we cannot provide any assurance that an increase in demand, which helped to mitigate the impact of industry-wide overcapacity in the past, can occur or be sustained in future periods. We will therefore continue to closely monitor the overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multiple-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Global economic downturns in the past have adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, IT products (comprising notebook computers, desktop monitors and tablet computers) and mobile and other application products utilizing display panels, which in turn led them to reduce or plan reductions of their production.

The overall prospects for the global economy remain uncertain, especially in light of the ongoing COVID-19 pandemic in China, Korea and other countries. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to such economic downturns which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, in particular, the display panel industry, any significant disruptions in our supply chain and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

Earthquakes, tsunamis, floods, infectious diseases and other natural calamities could materially adversely affect our business, results of operations or financial condition.

As our main production facilities are concentrated in China, Korea and Vietnam and we are heavily dependent on certain countries including Korea, Japan and the United States for our major equipment, components and raw materials, any natural calamity that escalate in such regions may have an impact on our production. For such reasons, we experienced temporarily closures of certain of our manufacturing facilities located in those areas affected by the current outbreak of COVID-19 in order to disinfect such facilities, protect the safety of our employees and prevent the infection from further spreading to the local communities. As our supply chain is generally concentrated in Northeast Asia, there may be delays in the supply of raw materials, components and manufacturing equipment as well as disruptions in our production levels due to unforeseen natural calamities that may recur in the future.

In particular, an outbreak of infectious diseases, such as COVID-19, which has had an effect on the global economic activities, may affect our operations. The global economy may be adversely affected by a variety of infectious diseases that spreads worldwide, which may impact the market demand for finished products that utilize display panels. As a result, any changes in inventory management or purchase adjustment or other changes in the operational strategies of our end-brand customers, may affect our business performance.

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display panels have declined in general with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, enhancements in productivity through technological advancements and cost reductions. While such trend may continue in the future, fluctuations that are not consistent with past trends may emerge to the extent new technologies such as OLED expand or the production levels of higher value-added and differentiated products increase. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan.

Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as us. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

In addition, consolidation within the industry in which we operate may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations result in vertical integration and operational efficiencies, which may have a material adverse effect on our financial condition and results of operations.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to maintain a competitive advantage with respect to all these factors and, as a result, we may be unable to sustain our current market position.

Our operating results fluctuate from period to period, so you should not rely on period-to-period comparisons to predict our future performance.

Our industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp-up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer, any of which may or may not reflect a continued trend from one period to the next. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Our financial condition may be adversely affected if we cannot introduce new products to adapt to rapidly evolving customer needs on a timely basis.

Our success will depend greatly on our ability to respond quickly to rapidly evolving customer requirements and to develop and efficiently manufacture new and differentiated products in anticipation of future demand. A failure or delay on our part to develop and efficiently manufacture products of such quality and technical specifications that meet our customers’ evolving needs may adversely affect our business.

Close cooperation with our customers to gain insights into their product needs and to understand general trends in the end-product market is a key component of our strategy to produce successful products. In addition, when developing new products, we often work closely with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce or efficiently manufacture new products in a timely manner, which may have a material adverse effect on our financial situation.

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as “Cinematic Sound OLED” sound integrated panels, rollable OLED display panels and transparent OLED display panels. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology with oxide TFT backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for tablet computers, mobile devices, notebook computers, desktop monitors, and (iii) plastic OLED display panels for smartphones, automotive products and wearable devices. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

We have developed differentiated sales and marketing strategies to promote our panels for differentiated specialty products as part of our strategy to grow our operations to meet increasing demand for new applications in consumer electronics and other markets. However, we cannot provide assurance that the differentiated products we develop and market will be responsive to our end customers’ needs nor that our products will be successfully incorporated into end products or new applications that lead market growth in consumer electronics or other markets.

Problems with product quality, including defects, in our products could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology, such as our OLED technology, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products.

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for a certain period from the date of purchase. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•	the occurrence of severe health epidemics in Korea and other parts of the world, such as the ongoing COVID-19 pandemic;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan, as well as the impact from the United Kingdom’s exit from the European Union on the value of Korean Won), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending free trade agreements or changes in existing free trade agreements;

•	social and labor unrest;

•	volatility in the market prices of Korean real estate;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•

a decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, including in connection with the Korean government’s ongoing efforts to provide emergency relief payments to households and emergency loans to businesses in light of economic difficulties caused by COVID-19, which may lead to an increased government budget deficit as well as an increase in the government’s debt level;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the U.S. and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•

the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing bases from Korea to China);

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

(2)	Results of operations

In 2020, unprecedented levels of volatility in worldwide economies occurred due to the effects of COVID-19. In particular, contrary to concerns during the earlier part of the year, new opportunities arose in the display industry as an environment of “home economy” formed under the prevalent culture of contactless and remote interactions. By responding quickly to changes in consumption patterns and trends of actual product sales, we were able to increase our sales and significantly reduce our losses compared to the previous year.

By business area:

•

Television. Sales in the OLED segment of our television display panel business increased by low-20s in percentage compared to the previous year primarily due to a stronger product line-up and an increased level of diversification in our customer base compared to last year, as we commenced the operation of, and quickly achieved stable production quality at, our new fabrication facility in Guangzhou. We also engaged in organizational restructuring activities with respect to our fabrication facilities for TFT-LCD television panels in Korea. Furthermore, we were able to achieve meaningful enhancements in sales and profitability through a shift in our product mix to focus on display panels for ultra-large televisions, commercial displays and IT products.

•

IT. In response to opportunities arising from stronger demand for IT products due to increased instances of working remotely and online classes, we increased the proportion of the production of display panels for IT products in our TFT-LCD fabrication facilities in Korea, and by expanding the sales of larger and differentiated products leveraging our technological strengths, we achieved an increase of more than 10% in sales compared to the previous year. In addition, we further solidified our market leadership through close cooperation with our customers.

•

Mobile. Despite weakened conditions in the end-product market due to the effects of the COVID-19 pandemic, we commenced the operation of our newly added production capacity in the second half of the year and, through stable production, we achieved an increase of more than 10% in sales compared to the previous year in this business area. In addition, we began supplying the world’s first plastic OLED panels for automotive displays at the end of 2019, and we are continuing our efforts to increase the sales of automotive display panels and expand the use of plastic OLED products in other business areas.

(Unit: In millions of Won)

Description	2020	2019	Changes
Revenue	24,230,124	23,475,567	754,557
Operating profit	(29,117)	(1,359,382)	1,330,265
Profit (loss) before income tax	(595,098)	(3,344,242)	2,749,144
Profit (loss) for the period	(70,636)	(2,872,078)	2,801,442

(a)	Revenue and cost of sales

In 2020, the role and significance of display products became greater as the culture of contactless and remote interactions became prevalent as a new lifestyle, and as demand for television and IT products grew stronger, display panel prices also increased. As a result of such trend and an increase in the proportion of high value-added products in our product mix in light of the acceleration in the transition of our business focus to OLED, our revenue increased by 3.2% compared to 2019. Our cost of sales as a percentage of revenue decreased by 2.9 percentage points from 92.0% in 2019 to 89.1% in 2020, reflecting such transition in our business focus and the increase in the proportion of higher value-added products in our product mix.

(Unit: In millions of Won, except percentages)

Description	2020	2019	Changes
			Amount	Percentage
Revenue	24,230,124	23,475,567	754,557	3.2%
Cost of sales	21,587,554	21,607,240	(19,686)	(0.1)%
Gross profit	2,642,570	1,868,327	774,243	41.4%
Cost of sales as a percentage of sales	89.1%	92.0%	(2.9)%	—

(b)	Sales by category

Revenue attributable to sales of panels exhibited varying trends by product category according to changes in product mix, customers and market conditions.

Categories	2020	2019	Difference
Panels for televisions	27.7%	34.1%	(6.4)%
Panels for IT products	41.8%	38.6%	3.2%
Panels for mobile applications and others	30.5%	27.3%	3.3%

(c)	Production capacity

We downsized certain of our production facilities, primarily relating to large-sized TFT-LCD fabrication facilities with relatively lower profitability in light of intensified competition in the market. As a result, our annual production capacity decreased by approximately 18% as of December 31, 2020 compared to the end of the previous year.

(3)	Financial condition

Our current assets amounted to ~~W~~11,099 billion as of December 31, 2020, representing an increase of ~~W~~851 billion from the end of the previous year, and our non-current assets amounted to ~~W~~23,972 billion as of December 31, 2020, representing a decrease of ~~W~~1,354 billion from the end of the previous year. Our current liabilities amounted to ~~W~~11,007 billion as of December 31, 2020, representing an increase of ~~W~~22 billion from the end of the previous year, and our non-current liabilities amounted to ~~W~~11,328 billion as of December 31, 2020, representing a decrease of ~~W~~774 billion from the end of the previous year. Our total equity increased by ~~W~~249 billion to ~~W~~12,737 billion as of December 31, 2020 from the end of the previous year, which mainly reflected an increase in paid-in capital attributable to non-controlling interest.

(Unit: In millions of Won)

Description	2020	2019	Changes
			Amount	Percentage
Current assets	11,099,470	10,248,315	851,155	8.3%
Non-current assets	23,972,053	25,326,248	(1,354,195)	(5.3)%
Total assets	35,071,523	35,574,563	(503,040)	(1.4)%
Current liabilities	11,006,948	10,984,976	21,972	0.2%
Non-current liabilities	11,327,636	12,101,306	(773,670)	(6.4)%
Total liabilities	22,334,584	23,086,282	(751,698)	(3.3)%
Share capital	1,789,079	1,789,079	—	0.0%
Share premium	2,251,113	2,251,113	—	0.0%
Retained earnings	7,524,297	7,503,312	20,985	0.3%
Reserves	(163,446)	(203,021)	39,575	(19.5)%
Non-controlling interest	1,335,896	1,147,798	188,098	16.4%
Total equity	12,736,939	12,488,281	248,658	2.0%
Total liabilities and equity	35,071,523	35,574,563	(503,040)	(1.4)%

Due to the re-adjustment of our product mix in light of an expected increase in demand during the first half of 2021, our inventory increased by ~~W~~120 billion from the end of the previous year to ~~W~~2,171 billion as of December 31, 2020.

Trade accounts and notes receivable as of December 31, 2020 was ~~W~~3,518 billion, representing an increase of ~~W~~363 billion from net trade accounts and notes receivable as of December 31, 2019, mostly reflecting an increase in our sales.

The book value of our total tangible assets as of December 31, 2020 was ~~W~~20,147 billion, representing a decrease of ~~W~~1,941 billion from the book value of our total tangible assets as of December 31, 2019. The decrease was due mainly to the significant effect of depreciation of our more recently acquired assets.

Trade accounts and notes payable as of December 31, 2020 was ~~W~~3,779 billion, representing an increase of ~~W~~1,161 billion from trade accounts and notes payable as of December 31, 2019.

(4)	Dependence on Key Customers

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 77% of our sales in in 2018, 80% in 2019 and 85% in 2020.

We benefit from the strong collaborative relationships we maintain with our end-brand customers by participating in the development of their products and gaining insights about levels of future demand for our products and other industry trends. Customers look to us for a dependable supply of quality products, even during downturns in the industry, and we benefit from the brand recognition of our customers’ end products. The loss of these end-brand customers, as a result of their entering into strategic supplier arrangements with our competitors or otherwise, would thus result not only in reduced sales, but also in the loss of these benefits. We cannot provide assurance that a select group of key end-brand customers, including our largest shareholder, will continue to place orders with us in the future at the same levels as in prior periods, or at all.

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a significant portion of our revenue for the foreseeable future. Our results of operations and financial condition could therefore be affected by the overall performance of LG Electronics and its affiliates. Further details of our transactions with LG Electronics and its affiliates are described in Note 29 to our consolidated annual financial statements as of and for the years ended December 31, 2020 and 2019, which were furnished on March 4, 2020 as part of the current report on Form 6-K titled “Submission of Audit Report.”

Our revenue depends on continuing demand for IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their IT products, which accounted for 36.5%, 38.6% and 41.8% of our total revenue in 2018, 2019 and 2020, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 40.0%, 34.1% and 27.7% of our total revenue in 2018, 2019 and 2020, respectively, and those who use our panels in their mobile and other applications, which accounted for 23.5%, 27.3% and 30.5% of our total revenue in 2018, 2019 and 2020, respectively. We will continue to be dependent on continuing demand from the IT products industry (comprising the personal computer and tablet computer industries), television industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

(5)	Changes in Manufacturing Costs and Difficulties in Securing Supply of Raw Material

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products or overcapacity in the display industry, we may need to reduce production, resulting in lower-than-optimal capacity utilization rates. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and hole transport materials and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry or our dependence on a limited number of suppliers. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

Furthermore, we may be limited in our ability to pass on increases in the cost of raw materials and components to our customers. We do not typically enter into binding long-term contracts with our customers, and even in those cases where we do enter into long-term agreements with certain of our major end-brand customers, the price terms are contained in the purchase orders. Except under certain special circumstances, the price terms in the purchase orders are not subject to change. Prices for our products are generally determined through negotiations with our customers, based generally on the complexity of the product specifications and the labor and technology involved in the design or production processes. However, if we become subject to any significant increase in the cost of raw materials or components that were not anticipated when negotiating the price terms after the purchase orders have been placed, we may be unable to pass on such cost increases to our customers.

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. This could result in a loss of revenue and cause financial stress on our operations.

(6)	Intangible Assets, Including Intellectual Property, and Research and Development Activities

Our business relies on our patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will depend, to a significant extent, on our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors.

Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

We rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them.

From time to time, we have obtained licenses for patent, copyright, trademark and other intellectual property rights to process and device technologies used in the production of our display panels. We have entered into key licensing arrangements with third parties, for which we have made, and continue to make, periodic license fee payments. In addition, we also have cross-license agreements with certain other third parties. These agreements terminate upon the expiration of the respective terms of the patents.

If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain of the processes we employ to manufacture our products and be prohibited from using those processes, which may prevent us from manufacturing and selling certain of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do.

In the future, we may also need to obtain additional patent licenses for new or existing technologies. We cannot provide assurance that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, our business and operating results could be adversely affected.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the display panel industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot provide assurance that these types of agreements will be fully enforceable, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any such breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to technologies arising from our research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

We have designated R&D organizations for our research and development activities.

Our research organizations consist of the infrastructure technology research center and designated departments, all of which are overseen by our chief technology officer. Our research organizations conduct research on differentiated and next-generation technologies and basic infrastructure technology as well as enhances our competitiveness by conducting research that is geared toward future product development. Our development organization comprises of groups and departments dedicated to the development of a wide range of television, IT and mobile products, including product-specific circuits, instrument/optics and panel design.

Our research and development related expenditures amounted to ~~W~~1,739 billion in 2020, a decrease of ~~W~~38 billion from 2019. We plan to continue investing in research and development activities in the future.

The book value of our intangible assets increased by ~~W~~147 billion compared to the previous year to ~~W~~1,020 billion as of December 31, 2020.

(7)	Sensitivity to Exchange Rates and Inflation

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar, between the Korean Won and the Chinese Yuan and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Our expenditures on capital equipment are primarily denominated in Korean Won, U.S. dollars, Chinese Yuan and Japanese Yen. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable, and, to the extent we have any debt denominated in Chinese Yuan or Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

(8)	Changes in Organization and Business Reorganization

In order to secure the fundamental competitiveness of our businesses and to seek sustainable growth, we are accelerating the transition of our business focus to the OLED business, while simultaneously pursuing activities to restructure our LCD business. From the overall organizational level, we are in the process of establishing an organizational structure geared towards providing value innovations to customers and achieving differentiated competitive strengths and enhanced profitability of our OLED business.

D.	Liquidity and capital resources

(1)	Liquidity

Our main source for the procurement of funds include operations and financing activities. As of December 31, 2019 and 2020, our cash and cash equivalents amounted to ~~W~~3,336 billion and ~~W~~4,218 billion, respectively, and short-term deposits in banks amounted to ~~W~~79 billion and ~~W~~79 billion, respectively. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2021 to be primarily for capital expenditures and repayment of maturing debt.

The details of the consolidated cash and cash equivalents and deposits in banks as of December 31, 2019 and 2020 are as follows:

(Unit: in millions of won)

Description	2020	2019
Current assets
Cash and cash equivalents
Cash	156	375
Demand deposits	4,217,943	3,335,628
Deposits in banks
Time deposits	1,800	1,500
Restricted cash (1)	76,852	77,257

Total current assets	4,296,751	3,414,760

Non-current assets
Deposits in banks
Restricted cash (1)	11	11

Total non-current assets	11	11

Total	4,296,762	3,414,771

(1)	Restricted cash includes mutual growth fund to aid LG Group’s suppliers, pledge to enforce investment plans following receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

(Unit: in millions of won)

Description	2020	2019	Changes
			Amount	Percentage
Current assets	11,099,470	10,248,315	851,155	8.3%
Current liabilities	11,006,948	10,984,976	21,972	0.2%
Net current assets	92,522	(736,661)	829,183	112.6%

As of December 31, 2019, our current assets and current liabilities amounted to ~~W~~10,248 billion and ~~W~~10,985 billion, respectively, resulting in net current liabilities of ~~W~~737 billion. As of December 31, 2020, our current assets and current liabilities amounted to ~~W~~11,099 billion and ~~W~~11,007 billion, respectively, resulting in net current assets of ~~W~~93 billion.

(2)	Financial liabilities and capital resources

We need to observe certain financial and other covenants under the terms of our debt obligations, the failure to comply with which would put us in default under such debt obligations.

We are subject to financial and other covenants, including maintenance of credit ratings and debt-to-equity ratios, under certain of our debt obligations. The documentation for such debt also contains negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach the financial or other covenants contained in the documentation governing our debt obligations, our financial condition will be adversely affected to the extent we are not able to cure such breaches, obtain a waiver from the relevant lenders or debtholders or repay the relevant debt.

As of December 31, 2020, we had agreements with several banks for accounts receivable sales negotiating facilities of up to an aggregate of US$1,115 million in connection with our export sales transactions, and our subsidiaries also have various such arrangements.

As of December 31, 2019 and 2020, ~~W~~697 billion and ~~W~~395 billion of short-term borrowings were outstanding, respectively.

As of December 31, 2020, our long-term borrowings, including the current portion of long-term debt and the discount on bonds, amounted to ~~W~~13,674 billion, which mainly consist of bonds of ~~W~~2,772 billion, long-term debt denominated in foreign currencies of ~~W~~7,629 billion and long-term debt denominated in Won of ~~W~~3,273 billion.

Some of our long-term borrowings may include covenants with acceleration rights. If an event of default occurs from failure to comply with the agreed financial ratios or cross-default occurs as a result of a breach of other debt obligations, the principal amount and interest may be subject to early repayment. As of December 31, 2020, we have complied with applicable financial and other covenants contained in the documentation governing our debt obligations.

Our financial liabilities and capital resources are as follows:

(a)	Financial liabilities

Our financial liabilities amounted to ~~W~~14,320 billion in 2020, representing an increase of ~~W~~730 billion from 2019.

(Unit: in millions of won)

Description	2020	2019
Current financial liabilities
Short-term borrowings	394,906	696,793
Current portion of long-term borrowings	2,705,709	1,242,904
Derivatives(*)	58,875	—
Lease liabilities	35,534	37,387
Sub-total	3,195,024	1,977,084
Non-current financial liabilities
Won denominated borrowings	2,435,000	2,692,560
Foreign currency denominated borrowings	6,584,658	6,107,117
Bonds	1,948,541	2,741,516
Derivatives(*)	108,750	20,592
Lease liabilities	47,897	51,125

Sub-total	11,124,846	11,612,910

Total	14,319,870	13,589,994

(*)

Represents derivatives that have not been recognized as hedging instruments and have resulted from currency interest rate swap contracts entered into in order to manage risks arising from foreign currency denominated borrowings and foreign currency denominated bonds.

(b)	Capital resources

Set forth below are the details of our procurement of funds as of December 31, 2020.

(Unit: In millions of Won or millions of other currency except percentages)

Short Term Borrowings
Lender	Purpose	Interest rate as of December 31, 2020 (%)	2020	2019
Standard Chartered Bank Korea	Import invoice financing	12-month LIBOR + 0.98	326,400	347,340
Standard Chartered Bank Vietnam, etc.	Working capital loan	3-month LIBOR + 0.80~0.90	68,506	61,613
Standard Chartered Bank China, etc.	Working capital loan	—	—	287,840

Equivalent amount in applicable foreign currency			US$363	US$353, CNY1,737

Total			394,906	696,793

Long-term borrowings denominated in Won

Lender	Purpose	Interest rate as of December 31, 2020 (%)	2020	2019
Woori Bank	Policy loan	2.75	60	608
Korea Development Bank, etc.	Facility loan	CD(**) interest rate (91 days) + 1.00~1.60, 2.21~3.40	3,272,500	3,330,000
Less: current portion			(837,560)	(638,048)

Total			2,435,000	2,692,560

Long-term borrowings denominated in foreign currencies
Lender	Purpose	Interest rate as of December 31, 2020 (%)	2020	2019
Korea Export-Import Bank, etc.	Facility loan	3-month LIBOR + 0.75~2.40 / 6-month LIBOR + 1.25~1.35	1,680,960	1,696,177
China Construction Bank, etc.	Facility loan	US$: 3-month LIBOR + 0.80~1.43; CNY: 5-year LPR(**) + 0.44 / 1-year LPR – 0.15 ~ + 0.50 / 4.70	5,948,472	4,606,094
Equivalent amount in applicable foreign currency			US$2,742, CNY27,825	US$2,767, CNY18,699
Less: current portion			(1,044,774)	(195,154)

Total			6,584,658	6,107,117

Bonds denominated in Won net of amortization
Type	Maturity	Interest rate as of December 31, 2020 (%)	2020	2019
Public Offering	Feb. 2021 ~ Feb. 2024	1.95~2.95	1,320,000	1,730,000
Private Offering	May 2022 ~ May 2033	3.25~4.25	160,000	110,000
Less: original issue discount			(1,798)	(3,404)
Less: current portion			(499,796)	(409,702)

Total			978,406	1,426,894

Bonds denominated in foreign currencies net of amortization
Type	Maturity	Interest rate as of December 31, 2020 (%)	2020	2019
Public Offering	Nov. 2021	3.88	326,400	347,340
Private Offering	Apr. 2023	3-month LIBOR + 1.47	108,800	115,780
Equivalent amount in applicable foreign currency			US$400	US$400
Less: original issue discount			(3,161)	(6,883)
Less: current portion			(323,579)	—

Total			108,460	456,237

Financial liabilities at fair value through profit or loss
Type	Maturity	Interest rate as of December 31, 2020 (%)	2020	2019
Foreign currency convertible bonds	Aug. 2024	1.50	861,675	858,385
Equivalent amount in applicable foreign currency			US$792	US$741

(*)	Represents certificates of deposit.
(**)	Represents the People’s Bank of China’s Loan Prime Rate.

Set forth below are the details of our convertible bonds as of December 31, 2020.

Categories	Content

Type of bond	Registered unsecured foreign currency-denominated convertible bonds

Issue amount	US$687,800,000

Annual interest rate (%)	1.50

Issue date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date in equal installments

Principal redemption

1. Redemption at maturity:

Redeemed on the maturity date, at their outstanding principal amount, which has not been redeemed early or converted

2. Early redemption:

Payment of the principal and interest accrued up to the expected repayment date upon the exercise of the company’s call option or the bondholder’s put option

Conversion price	~~W~~19,845 per common share (subject to adjustment based on dilutive effects of certain events)

Conversion period	August 23, 2020 ~ August 12, 2024

Redemption at the option of the issuer (Call option)

—   On or at any time after three years from the issue date, if the closing price of our common shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price;

—   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued; or

—   In the event of certain changes in laws and other directives resulting in additional taxes

Redemption at the option of the bondholders (Put option)	— On the date which is three years from the issue date

We designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in its fair value in our income statement. We measure the fair value of the convertible bonds using the market price of convertible bonds disclosed on Bloomberg. Set forth below is certain information regarding our common shares subject to conversion under the terms of the convertible bonds as of December 31, 2020:

Categories	2020
Aggregate outstanding amount of the convertible bonds	~~W~~813,426,670,000
Conversion price	~~W~~19,845
Number of common shares subject to conversion	40,988,998 shares

Set forth below are the cash flows on our borrowings by maturity, including interest payable thereon. We do not expect that such cash outflows will occur materially earlier than, or be materially different in amounts from, as indicated below.

(Unit: In millions of Won or millions of other currency)

Categories	Book value	Contractual cash flows
		Total	Within 6 months	6~12 months	1~2 years	2~5 years	Over 5 years
Borrowings	11,296,898	12,201,452	1,672,931	942,835	2,753,807	6,375,984	455,895
Bonds	2,771,916	2,786,822	327,489	551,540	1,379,750	435,757	92,286

Total	14,068,814	14,988,274	2,000,420	1,494,375	4,133,557	6,811,741	548,181

(3)	Cash usage

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. As of December 31, 2020, we believe that we have sufficient working capital for our present requirements.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities.

Our net cash from operating activities amounted to ~~W~~2,707 billion in 2019 and ~~W~~2,287 billion in 2020. The decrease in net cash provided by operating activities in 2020 compared to 2019 was mainly due to changes in working capital.

Our net cash used in investing activities amounted to ~~W~~6,755 billion in 2019 and ~~W~~2,319 billion in 2020. Net cash used in investing activities primarily reflected the expansion and conversion of our existing production facilities and construction of our new facilities centered on OLED products. These cash outflows from capital expenditures amounted to ~~W~~6,927 billion in 2019 and ~~W~~2,604 billion in 2020. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings.

In 2020, our capital expenditures were significantly less compared to 2019. Our previously announced investments will primarily focus on investments related to facilities for OLED panels. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on the size of cash flows from operations and market conditions.

Our net cash provided by financing activities amounted to ~~W~~4,988 billion in 2019 and ~~W~~932 billion in 2020. The net cash provided by financing activities in 2019 and 2020 primarily reflect long-term borrowings incurred during such periods.

(Unit: In millions of Won)

Description	2020	2019	Changes
Net cash provided by operating activities	2,286,948	2,706,545	(419,597)
Net cash used in investing activities	(2,319,316)	(6,755,393)	4,436,077
Net cash provided by financing activities	931,829	4,987,902	(4,056,073)
Cash and cash equivalents at December 31,	4,218,099	3,336,003	882,096

16.	Board of Directors

A.	Members of the board of directors

As of December 31, 2020, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of December 31, 2020)

Name	Position	Primary responsibility
James (Hoyoung) Jeong(1)	Representative Director (non-outside), Chief Executive Officer and President	Overall head of business management
Donghee Suh(2)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Young-Soo Kwon	Director (non-standing)	Chairman of the board of directors
Sung-Sik Hwang	Outside Director	Related to the overall management
Kun Tai Han	Outside Director	Related to the overall management
Byung Ho Lee	Outside Director	Related to the overall management
Chang-Yang Lee	Outside Director	Related to the overall management

(1)

James (Hoyoung) Jeong was newly appointed as a non-outside director at the annual general meeting of shareholders and as the representative director at the board of directors’ meeting, both held on March 20, 2020.

(2)	Donghee Suh was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 20, 2020.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. As of December 31, 2020, the Management Committee consisted of two non-outside directors, James (Hoyoung) Jeong and Donghee Suh.

As of March 20, 2020, the composition of the Outside Director Nomination Committee was as follows.

(As of March 20, 2020)

Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Young-Soo Kwon, Kun Tai Han, Chang-Yang Lee
(1)

Each of Young-Soo Kwon, Kun Tai Han, Chang-Yang Lee was appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 20, 2020.

As of December 31, 2020, the composition of the Audit Committee was as follows.

(As of the date of this report)

Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Kun Tai Han, Chang-Yang Lee

(1)	Sung-Sik Hwang is the audit committee chairman.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

17.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of December 31, 2020): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of December 31, 2020): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of December 31, 2020:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
James (Hoyoung) Jeong	Registered director of member company	10,000	0.0%
Donghee Suh	Registered director of member company	9,000	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of December 31, 2020:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service	18,862,707	5.27%

18.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2020:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid		Per capita average remuneration paid(2)
Non-outside directors	3	1,917	(3)	639
Outside directors who are not audit committee members	1	78		78
Outside directors who are audit committee members	3	234		78

Total	7	2,229		318

(1)	Number of directors as at December 31, 2020.
(2)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended December 31, 2020.
(3)

Due to Mr. Sang Beom Han’s resignation as a non-outside director and Mr. James (Hoyoung) Jeong’s nomination as a non-outside director at the annual general meeting of shareholders held on March 20, 2020, the amount paid to non-outside directors includes the remuneration paid to both directors (but only with respect to the period in which such directors served as our non-outside directors).

(2)	Standards of remuneration paid to non-outside and outside directors

•	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2020 (among those paid over ~~W~~500 million per year)

(Unit: in millions of Won)

Name(*)	Position	Total remuneration	Payment not included in total remuneration
James (Hoyoung) Jung	Chief Executive Officer	1,317(**)	—

*	Information relating to Mr. Sang Beom Han is omitted, as remuneration for Mr. Han for the period in which he served as our director was less than ~~W~~500 million.
**	Remuneration for Mr. James (Hoyoung) Jung for the period in which he served as our director was ~~W~~1,098 million.

•	Method of calculation

Name	Method of calculation
James (Hoyoung) Jeong

Total remuneration

•  ~~W~~1,317 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~60.9 million between January and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~48.7 million between January and December were made.

•  A total of ~~W~~1.6 million of welfare benefits were paid on an annual basis in accordance with welfare benefits standards.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

•	Individual remuneration amount

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	Senior Advisor	5,194	—
Kyung Ho Lee	Advisor	1,530	—
James (Hoyoung) Jeong	Chief Executive Officer	1,317	—
Chul Gu Lee	Advisor	1,289	—
Sang Hoon Lee	Advisor	1,122	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han

Total remuneration

•  ~~W~~5,194 million (consisting of ~~W~~728 million in salary and ~~W~~4,466 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~71.6 million between January and March and ~~W~~35.8 million between April and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~57 million between January and March were made.

•  A total of ~~W~~18 million of welfare benefits were paid on an annual basis in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (18 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Kyung Ho Lee(1)

Total remuneration

•  ~~W~~1,530 million (consisting of ~~W~~226 million in salary and ~~W~~1,304 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~29.6 million between January and March and ~~W~~14.8 million between April and December were made.

•  A total of ~~W~~3.8 million of welfare benefits were paid on an annual basis in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (16 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

James (Hoyoung) Jeong

Total remuneration

•  ~~W~~1,317 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~60.9 million between January and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~48.7 million between January and December were made.

•  A total of ~~W~~1.6 million of welfare benefits were paid on an annual basis in accordance with welfare benefits standards.

Chul Gu Lee(1)

Total remuneration

•  ~~W~~1,289 million (consisting of ~~W~~246 million in salary and ~~W~~1,043 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~29.6 million between January and March and ~~W~~14.8 million between April and December were made.

•  A total of ~~W~~24 million of welfare benefits were paid on an annual basis in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (13 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Sang Hoon Lee(1)

Total remuneration

•  ~~W~~1,122 million (consisting of ~~W~~227 million in salary and ~~W~~895 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~29.6 million between January and March and ~~W~~14.8 million between April and December were made.

•  A total of ~~W~~4.8 million of welfare benefits were paid on an annual basis in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (11 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(1)	Mssrs. Sang Beom Han, Kyung Ho Lee, Chul Gu Lee, and Sang Hoon Lee are former officers who retired from our company effective as of March 31, 2020.

(5)	Stock options

Not applicable.

B.	Employees

As of December 31, 2020, we had 25,980 employees (excluding our directors). On average, our male employees have served 11.9 years and our female employees have served 9.8 years. The total amount of salary paid to our employees for the year ended December 31, 2020 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,602,359 million for our male employees and ~~W~~221,579 million for our female employees. The following table provides details of our employees as of December 31, 2020:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2020(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	21,932	1,602,359	73	11.9
Female	4,048	221,579	54	9.8

Total	25,980	1,823,938	70	11.6

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the year ended December 31, 2020 was ~~W~~323,707 million and the per capita welfare benefit provided was ~~W~~12.5 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the cumulative salary and the average number of employees (male: 22,086, female: 4,077) for the year ended December 31, 2020.

In December 2017, we were audited by the Ministry of Employment and Labor regarding our human resource practices (including in relation to employment contracts, hours of work, outsourcing and employees in pregnancy), and we were found to be in violation of certain provisions of the Labor Standard Act relating to overtime, night and holiday work. As a result, we were issued a corrective order in January 2018 and paid additional overtime wages of ~~W~~2,893 million to 16,106 administrative employees of our Paju facilities for their nighttime work between January 1, 2015 to December 31, 2017. In addition, we reviewed nighttime work records of our administrative employees outside of our Paju facilities during the same period and paid additional overtime wages of ~~W~~2,166 million to eligible employees. In order to prevent such violation from occurring again, we are periodically monitoring the nighttime work records of our employees.

From December 2017 to January 2018, we were audited by the Ministry of Employment and Labor regarding our human resource practices relating to temporary and part-time employees, and we were found to have omitted certain required information (including the number of break hours and vacation days) in the employment contracts of 82 temporary employees. As a result, we were assessed a fine of ~~W~~27 million, which we subsequently paid. In order to prevent such violation from occurring again, we have amended the relevant provisions of the applicable employment contracts.

19.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

We have also been a defendant in four patent infringement lawsuits (two in the United States, one in Germany and one in China) filed against us and certain other set manufacturers by Solas OLED Ltd. With respect to each of these cases, we have entered into a Settlement and License Agreement with the plaintiff in December 2020. The plaintiff withdrew its claim in China in January 2021 and its claim in Germany in February 2021. We expect the plaintiff to also withdraw its claim in each of the two cases in the United States.

B.	Material events subsequent to the reporting period

None.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position of the Group as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i)	Impairment test for Display CGU

As discussed in Notes 3(j), 9 and 10 to the consolidated financial statements, the goodwill of ~~W~~45,531 million is allocated to the Group’s Display CGU. The Group’s non-financial assets as of December 31, 2020 amount to ~~W~~21,167,139 million, and a large portion of which are related to the Display CGU. The recoverable amount used by the Group in impairment test of the Display CGU is value in use based on discounted cash flow model. As a result of impairment test for Display CGU, the Group concluded that recoverable amount exceeds the carrying amount.

We identified impairment test for Display CGU as a key audit matter. Revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate used to estimate value in use for impairment test of Display CGU involve significant judgement and minor changes would have a significant effect on the results of the Group’s impairment test of Display CGU.

The primary procedures we performed to address the impairment test for Display CGU include followings:

•

We tested certain internal controls over the Group’s non-financial assets impairment test process, including controls related to development of the revenue and operating expenditures forecasts, terminal growth rate and discount rate assumptions for Display CGU.

•	We compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to accurately forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•	We performed sensitivity analysis over the terminal growth rate and discount rate assumptions to assess their impact on the Group’s impairment test.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing them against independently developed rates using publicly available market data for comparable entities; and

•	testing revenue, operating expenditures forecasts and terminal growth rate by comparing them against analyst reports and industry reports.

(ii)	Assessment of recognition of deferred tax assets

As discussed in Note 24 to the consolidated financial statements, the deferred tax assets arise primarily due to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as, unused tax losses and tax credit carryforwards. The assessment of the recognition of these deferred tax assets is dependent on the generation of future taxable income of the Group. As of December 31, 2020, the Group had ~~W~~2,273,677 million of deferred tax assets in the consolidated statement of financial position and ~~W~~230,768 million of unrecognized tax credit carryforwards as of December 31, 2020, primarily related to LG Display Co., Ltd.

We identified the assessment of the recognition of the deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit forwards expire and the feasibility of planned tax strategies. The subjectivity is primarily driven by the Group’s assumptions in revenue, operating expenditures and subsidiaries’ dividend distribution, which are used to estimate the forecasted taxable income in the future.

The primary procedures we performed to address the assessment of recognition of deferred tax assets include followings:

•

We tested certain internal controls relating to the Group’s deferred tax assets recognition process, including controls related to the development of assumptions in determining the future taxable income and subsidiaries’ dividend distribution for each year.

•

We analyzed the Group’s estimates of taxable income, including analyzing the Group’s forecasted revenue and operating expense by comparing them with the financial budgets approved by the board of directors and historical performance.

•	We compared the forecasts of taxable income and timing of utilization of tax losses and tax credit carryforwards in prior years to actual results to assess the Group’s ability to accurately forecast.

•

We also evaluated the Group’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards and collecting declared subsidiaries’ dividends in connection with the development of assumptions in determining subsidiaries’ dividend distribution.

•	We involved tax professionals with specialized skills and knowledge who assisted in assessing the feasibility of planned tax strategies when recognizing deferred tax assets.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether theses consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2021

This report is effective as of March 3, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Assets
Cash and cash equivalents	4, 26	~~W~~	4,218,099	3,336,003
Deposits in banks	4, 26		78,652	78,757
Trade accounts and notes receivable, net	5, 14, 26, 29		3,517,512	3,154,080
Other accounts receivable, net	5, 26		144,480	474,048
Other current financial assets	6, 26, 27		52,403	70,945
Inventories	7		2,170,656	2,051,155
Prepaid income tax			114,202	114,143
Other current assets	5		803,466	969,184

Total current assets			11,099,470	10,248,315
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		114,551	109,611
Other non-current accounts receivable, net	5, 26		—	9,072
Other non-current financial assets	6, 26, 27		68,231	111,510
Property, plant and equipment, net	9, 17, 27		20,147,051	22,087,645
Intangible assets, net	10, 17		1,020,088	873,448
Deferred tax assets	24		2,273,677	1,727,122
Defined benefits assets, net	12		224,997	127,252
Other non-current assets			123,447	280,577

Total non-current assets			23,972,053	25,326,248

Total assets		~~W~~	35,071,523	35,574,563

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	3,779,290	2,618,261
Current financial liabilities	11, 26, 27		3,195,024	1,977,084
Other accounts payable	26		2,781,941	4,397,121
Accrued expenses			651,880	675,270
Income tax payable			25,004	120,034
Provisions	13		197,468	189,525
Advances received	14		333,821	925,662
Other current liabilities			42,520	82,019

Total current liabilities			11,006,948	10,984,976
Non-current financial liabilities	11, 26, 27		11,124,846	11,612,910
Non-current provisions	13		89,633	67,118
Defined benefit liabilities, net	12		1,498	1,338
Long-term advances received	14		—	320,582
Deferred tax liabilities	24		9,530	11,210
Other non-current liabilities			102,129	88,148

Total non-current liabilities			11,327,636	12,101,306

Total liabilities			22,334,584	23,086,282

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,524,297	7,503,312
Reserves	15		(163,446)	(203,021)

Total equity attributable to owners of the Controlling Company			11,401,043	11,340,483

Non-controlling interests			1,335,896	1,147,798

Total equity			12,736,939	12,488,281

Total liabilities and equity		~~W~~	35,071,523	35,574,563

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2020 and 2019

(In millions of won, except earnings per share)	Note	2020		2019
Revenue	16, 17, 29	~~W~~	24,230,124	23,475,567
Cost of sales	7, 18, 29		(21,587,554)	(21,607,240)

Gross profit			2,642,570	1,868,327
Selling expenses	19		(817,611)	(1,057,753)
Administrative expenses	19		(755,340)	(947,978)
Research and development expenses			(1,098,736)	(1,221,978)

Operating loss			(29,117)	(1,359,382)

Finance income	22		438,786	276,732
Finance costs	22		(802,678)	(443,247)
Other non-operating income	21		1,784,646	1,267,251
Other non-operating expenses	21		(1,999,280)	(3,097,743)
Equity in income of equity accounted investees, net	8		12,545	12,147

Loss before income tax			(595,098)	(3,344,242)
Income tax benefit	23		(524,462)	(472,164)

Loss for the year			(70,636)	(2,872,078)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		148,436	128,640
Other comprehensive income from associates	8		39	238
Related income tax	12, 23		(38,032)	(35,235)

			110,443	93,643
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22, 23		48,181	106,690
Other comprehensive income (loss) from associates	8, 23		(210)	3,925

			47,971	110,615

Other comprehensive income for the period, net of income tax			158,414	204,258

Total comprehensive income (loss) for the period		~~W~~	87,778	(2,667,820)

Profit (loss) attributable to:
Owners of the Controlling Company			(89,342)	(2,829,705)
Non-controlling interests			18,706	(42,373)

Loss for the year		~~W~~	(70,636)	(2,872,078)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			59,730	(2,636,948)
Non-controlling interests			28,048	(30,872)

Total comprehensive income (loss) for the year		~~W~~	87,778	(2,667,820)

Loss per share (in won)
Basic and diluted loss per share	25	~~W~~	(250)	(7,908)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the year
Loss for the year		—	—	(2,829,705)	—	(2,829,705)	(42,373)	(2,872,078)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	93,405	—	93,405	—	93,405
Foreign currency translation differences		—	—	—	95,189	95,189	11,501	106,690
Other comprehensive income from associates		—	—	238	3,925	4,163	—	4,163

Total other comprehensive income (loss)		—	—	93,643	99,114	192,757	11,501	204,258

Total comprehensive income (loss) for the year	~~W~~	—	—	(2,736,062)	99,114	(2,636,948)	(30,872)	(2,667,820)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(6,541)	(6,541)
Capital contribution from non-controlling interests		—	—	(591)	(1,167)	(1,758)	278,154	276,396

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(89,342)	—	(89,342)	18,706	(70,636)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	110,404	—	110,404	—	110,404
Foreign currency translation differences		—	—	—	38,839	38,839	9,342	48,181
Other comprehensive income from associates		—	—	39	(210)	(171)	—	(171)

Total other comprehensive income		—	—	110,443	38,629	149,072	9,342	158,414

Total comprehensive income for the year	~~W~~	—	—	21,101	38,629	59,730	28,048	87,778

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(12,086)	(12,086)
Capital contribution from non-controlling interests		—	—	(116)	946	830	172,136	172,966

Balances at December 31, 2020	~~W~~	1,789,079	2,251,113	7,524,297	(163,446)	11,401,043	1,335,896	12,736,939

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Loss for the year		~~W~~	(70,636)	(2,872,078)
Adjustments for:
Income tax benefit	23		(524,462)	(472,164)
Depreciation and amortization	9,10,18		4,134,843	3,695,051
Gain on foreign currency translation			(296,870)	(103,460)
Loss on foreign currency translation			217,287	171,966
Expenses related to defined benefit plans	12, 20		160,669	162,997
Gain on disposal of property, plant and equipment			(37,835)	(35,788)
Loss on disposal of property, plant and equipment			60,294	40,897
Impairment loss on property, plant and equipment			38,494	1,550,430
Gain on disposal of intangible assets			(111)	(552)
Loss on disposal of intangible assets			368	139
Impairment loss on intangible assets			79,593	249,450
Reversal of impairment loss on intangible assets			(1,110)	(960)
Impairment loss on other assets			—	3,602
Gain on disposal of non-current assets held for sale			—	(8,353)
Expense on increase of provisions			308,334	419,720
Finance income			(331,723)	(186,707)
Finance costs			612,164	338,419
Equity in income of equity method accounted investees, net	8		(12,545)	(12,147)
Loss on liquidation of investments in subsidiaries			72,654	—
Other income			(11,485)	(20,416)
Other expenses			—	4,451

			4,468,559	5,796,575
Changes in:
Trade accounts and notes receivable			(935,888)	(1,007,373)
Other accounts receivable			63,192	(49,443)
Inventories			(128,495)	632,359
Lease receivables			6,428	6,617
Other current assets			175,486	(288,770)
Other non-current assets			(58,641)	(38,608)
Trade accounts and notes payable			1,387,084	(394,564)
Other accounts payable			(1,152,786)	2,035,750
Accrued expenses			(9,704)	11,787
Provisions			(277,876)	(294,096)
Short-term advances received			(408,900)	(242,365)
Other current liabilities			(40,200)	27,690
Defined benefit liabilities, net			(109,801)	(65,681)
Long-term advances received			—	63,672
Other non-current liabilities			12,973	7,045

			(1,477,128)	404,020
Cash generated from operating activities			2,920,795	3,328,517
Income taxes paid			(156,997)	(252,812)
Interests received			75,424	47,276
Interests paid			(552,274)	(416,436)

Net cash provided by operating activities		~~W~~	2,286,948	2,706,545

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from investing activities:
Dividends received		~~W~~	8,239	7,502
Increase in deposits in banks			(78,452)	(114,557)
Proceeds from withdrawal of deposits in banks			78,557	114,200
Acquisition of financial assets at fair value through profit or loss			(3,227)	(708)
Proceeds from disposal of financial assets at fair value through profit or loss			99	452
Acquisition of financial assets at fair value through other comprehensive income			—	(21)
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	107
Proceeds from disposal of investments in equity accounted investees			2,400	16,738
Acquisition of property, plant and equipment			(2,603,545)	(6,926,985)
Proceeds from disposal of property, plant and equipment			446,193	335,446
Acquisition of intangible assets			(353,313)	(540,996)
Proceeds from disposal of intangible assets			16,996	2,468
Government grants received			118,341	248,124
Proceeds from disposal of non-current assets held for sale			—	81,351
Receipt from settlement of derivatives			24,468	21,752
Increase in short-term loans			—	(8,725)
Proceeds from collection of short-term loans			13,720	19,881
Increase in long-term loans			—	(6,465)
Increase in deposits			(2,084)	(30,680)
Decrease in deposits			1,286	5,307
Proceeds from disposal of other assets			11,000	20,416

Net cash used in investing activities			(2,319,316)	(6,755,393)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			2,238,806	1,841,008
Repayments of short-term borrowings			(2,506,420)	(1,154,911)
Proceeds from issuance of bonds			49,949	1,323,251
Proceeds from long-term borrowings			2,329,013	4,341,087
Repayments of current portion of long-term borrowings and bonds			(1,278,199)	(1,567,818)
Repayment of lease liabilities			(62,200)	(64,570)
Capital contribution from non-controlling interests			172,966	276,396
Subsidiaries’ dividends distributed to non-controlling interests			(12,086)	(6,541)

Net cash provided by financing activities			931,829	4,987,902

Net increase in cash and cash equivalents			899,461	939,054
Cash and cash equivalents at January 1			3,336,003	2,365,022
Effect of exchange rate fluctuations on cash held			(17,365)	31,927

Cash and cash equivalents at December 31		~~W~~	4,218,099	3,336,003

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2020, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2020, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2020, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2020, there are 23,525,460 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2020

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	12
LG Display High-Tech (China) Co., Ltd.(*2)	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2020, Continued

(*1)

For the year ended December 31, 2020, the Controlling Company contributed ~~W~~7,242 million in cash for the capital increase by LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*2)

For the year ended December 31, 2020, non-controlling shareholders contributed ~~W~~172,966 million in cash for the stocks issued by LG Display High-Tech (China) Co., Ltd. (“LGDCO”). The Group’s ownership percentage in LGDCO decreased from 75% to 70% as a result.

Meanwhile, the liquidation process of LG Display Poland Sp. z o.o., a subsidiary of the Controlling Company, was completed during the year ended December 31, 2020 and the Group reclassified the comprehensive loss amounting to ~~W~~72,654 million from foreign currency translation differences to profit or loss.

In addition to the above subsidiaries, the Group has invested ~~W~~11,300 million in MMT (Money Market Trust), which is controlled by the Group.

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2020 and 2019 is as follows:

(In millions of won)	December 31, 2020				2020
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,375,795	1,351,562	24,233	11,383,528	8,063
LG Display Germany GmbH		309,702	295,599	14,103	1,440,763	1,890
LG Display Japan Co., Ltd.		365,295	359,114	6,181	1,923,132	1,105
LG Display Taiwan Co., Ltd.		319,284	301,210	18,074	1,453,734	2,363
LG Display Nanjing Co., Ltd.		1,476,667	710,717	765,950	1,487,428	99,311
LG Display Shanghai Co., Ltd.		373,503	348,609	24,894	814,964	7,237
LG Display Poland Sp. z o.o.		—	—	—	—	17,216
LG Display Guangzhou Co., Ltd.		4,081,473	3,025,937	1,055,536	2,506,152	107,163
LG Display Shenzhen Co., Ltd.		50,255	34,421	15,834	580,638	4,924
LG Display Singapore Pte. Ltd.		499,158	492,045	7,113	1,176,876	2,105
L&T Display Technology (Fujian) Limited		323,801	242,939	80,862	1,168,972	10,796
LG Display Yantai Co., Ltd.		791,520	345,930	445,590	966,393	56,735
Nanumnuri Co., Ltd.		5,659	3,323	2,336	21,062	631
LG Display (China) Co., Ltd.		2,424,290	737,462	1,686,828	1,907,421	(12,279)
Unified Innovative Technology, LLC		2,740	14	2,726	—	(1,094)
LG Display Guangzhou Trading Co., Ltd.		931,858	924,180	7,678	1,372,006	1,050
Global OLED Technology, LLC		66,691	14,369	52,322	8,899	(4,934)
LG Display Vietnam Haiphong Co., Ltd.		3,319,103	2,708,904	610,199	1,829,840	164,533
Suzhou Lehui Display Co., Ltd.		281,293	152,665	128,628	531,464	2,494
LG DISPLAY FUND I LLC		3,127	11	3,116	—	(4,353)
LG Display High-Tech (China) Co., Ltd.		7,011,443	4,346,187	2,665,256	1,249,487	57,000

	~~W~~	24,012,657	16,395,198	7,617,459	31,822,759	521,956

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2019				2019
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	961,070	942,860	18,210	9,669,140	5,366
LG Display Germany GmbH		404,852	392,824	12,028	1,715,627	5,451
LG Display Japan Co., Ltd.		296,106	290,976	5,130	2,268,430	1,641
LG Display Taiwan Co., Ltd.		473,177	457,469	15,708	1,455,596	1,671
LG Display Nanjing Co., Ltd.		1,239,381	575,137	664,244	1,428,020	13,046
LG Display Shanghai Co., Ltd.		297,068	279,362	17,706	1,001,478	7,182
LG Display Poland Sp. z o.o.		160,385	228	160,157	7,904	(3,440)
LG Display Guangzhou Co., Ltd.		2,893,673	1,949,732	943,941	2,582,137	100,726
LG Display Shenzhen Co., Ltd.		134,575	123,641	10,934	445,691	4,163
LG Display Singapore Pte. Ltd.		517,449	511,962	5,487	1,140,952	2,006
L&T Display Technology (Fujian) Limited		342,450	272,489	69,961	1,153,099	8,008
LG Display Yantai Co., Ltd.		886,198	498,890	387,308	1,273,553	34,044
Nanumnuri Co., Ltd.		5,243	3,537	1,706	22,529	292
LG Display (China) Co., Ltd.		2,026,541	329,133	1,697,408	1,978,487	(164,764)
Unified Innovative Technology, LLC		3,976	—	3,976	—	(1,104)
LG Display Guangzhou Trading Co., Ltd.		377,295	370,665	6,630	1,250,110	4,396
Global OLED Technology, LLC		81,481	21,004	60,477	8,380	(5,220)
LG Display Vietnam Haiphong Co., Ltd.		3,367,337	2,878,707	488,630	1,261,053	(253,694)
Suzhou Lehui Display Co., Ltd.		219,974	94,615	125,359	350,870	6,682
LG DISPLAY FUND I LLC		589	39	550	—	(3,532)
LG Display High-Tech (China) Co., Ltd.		6,606,874	4,188,766	2,418,108	40,766	12,503

	~~W~~	21,295,694	14,182,036	7,113,658	29,053,822	(224,577)

1.	Reporting Entity, Continued

(d)	Information of subsidiaries which have significant non-controlling interests as of and for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30
Current assets	~~W~~	1,573,028	1,544,816
Non-current assets		851,262	5,466,627
Current liabilities		326,785	1,588,688
Non-current liabilities		410,677	2,757,499
Net assets		1,686,828	2,665,256
Book value of non-controlling interests		498,084	798,190
Revenue	~~W~~	1,907,421	1,249,487
Profit(Loss) for the year		(12,279)	57,000
Profit(Loss) attributable to non-controlling interests		(3,684)	17,100
Cash flows from operating activities	~~W~~	138,692	142,648
Cash flows from investing activities		(686,387)	(849,577)
Cash flows from financing activities		436,936	826,940
Effect of exchange rate fluctuations on cash held		5,367	(1,501)
Net increase (decrease) in cash and cash equivalents		(105,392)	118,510
Cash and cash equivalents at January 1		382,194	171,951
Cash and cash equivalents at December 31		276,802	290,461
Dividends distributed to non-controlling interests	~~W~~	12,086	—

1.	Reporting Entity, Continued

(In millions of won)
	2019
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	25
Current assets	~~W~~	817,702	1,022,736
Non-current assets		1,208,840	5,584,138
Current liabilities		327,049	1,248,446
Non-current liabilities		2,084	2,940,320
Net assets		1,697,409	2,418,108
Book value of non-controlling interests		509,718	603,799
Revenue	~~W~~	1,978,487	40,766
Profit(Loss) for the year		(164,764)	12,503
Profit(Loss) attributable to non-controlling interests		(49,429)	3,126
Cash flows from operating activities	~~W~~	427,324	(453,784)
Cash flows from investing activities		380,331	(3,520,965)
Cash flows from financing activities		(518,529)	3,487,367
Effect of exchange rate fluctuations on cash held		(3,077)	19,862
Net increase (decrease) in cash and cash equivalents		286,049	(467,520)
Cash and cash equivalents at January 1		96,145	639,471
Cash and cash equivalents at December 31		382,194	171,951
Dividends distributed to non-controlling interests	~~W~~	6,541	—

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2021, which will be submitted for approval to the shareholders’ meeting to be held on March 23, 2021.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates.

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(e))

•	Impairment assessment of non-financial assets (Note 3(j), 10)

•	Deferred tax assets and liabilities (Note 3(r), 24)

2.	Basis of Presenting Financial Statements, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(l), 13)

•	Inventories (Note 3(d), 7)

•	Property, plant and equipment (Note 9)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The accounting policies applied in these consolidated financial statements are the same as those applied in the Group’s consolidated financial statements as of and for the year ended December 31, 2019 and the significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i)	Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii)	Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv)	Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v)	Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(vi)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transaction and Translation, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2020, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(f)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10 (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4 (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Software license and patent royalty are amortized over the useful lives considering the contract period.
(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(k)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

3.	Summary of Significant Accounting Policies, Continued

(k)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

3.	Summary of Significant Accounting Policies, Continued

(l)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(m)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (employee benefits asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (employee benefits asset), taking into account any changes in the net defined benefit liability (employee benefits asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (defined benefit asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(v)	Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contract g② Identifying performance obligations g③ Determining transaction price g④ Allocating the transaction price to performance obligations g⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(p)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 17 to these consolidated financial statements.

3.	Summary of Significant Accounting Policies, Continued

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.	Summary of Significant Accounting Policies, Continued

(r)	Income Tax, Continued

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(s)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(t)	New Standards and Amendments Not Yet Adopted

A number of amended standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not early adopted the amended standards in preparing these separate financial statements.

(i)

Interest Rate Benchmark Reform – Phase 2 (Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures, K-IFRS No. 1104, Insurance Contracts and K-IFRS No. 1116, Leases)

The amendments clarify the following accounting requirements according to market-wide reform of an interest rate:

•	application of practical expedient to account for a change in the basis;

•	temporary exceptions from applying specific hedge accounting requirements; and

•	additional disclosures related to interest rate benchmark reform.

(ii)	COVID-19-Related Rent Concessions (Amendment to K-IFRS No. 1116, Leases)

The amendment provides a practical expedient that permits a lessee not to assess whether rent concessions that occur as a direct consequence of the COVID-19 pandemic are lease modification if they meet the following conditions:

•	any reduction in lease payments affects only payments originally due on or before 30 June 2021;

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; and

•	there is no substantive change to other terms and conditions of the lease

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

(iii)	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016, Property, Plant and Equipment);

This amendments require an entity to recognize the proceeds from selling items produced in the manner intended by management (such as samples produced when testing whether the asset is functioning properly) and the cost of those items in profit or loss and prohibit an entity from deducting the proceeds from selling items produced before that asset is available for use from the cost of an items of property, plant and equipment.

(iv)	Amendment of Reference to the Definition of an Asset and a Liability in the Conceptual Framework (Amendments to K-IFRS No. 1103, Business Combinations);

These amendments replace the reference to the definitions of an asset and a liability in the Conceptual Framework issued in 2007 to 2018 and added an exception to the recognition principle in K-IFRS No. 1103, Business Combinations, for liabilities and contingent liabilities that would be within the scope of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS No. 2121, Levies, to apply the recognition criteria specified in those standards.

(v)	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001, Presentation of Financial Statements)

These amendments clarify that an entity has a right to defer settlement of the liability at the end of the reporting period if it complies with the conditions at that date and classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least 12 months after the reporting period.

(vi)	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets)

These amendments specify the scope of “the unavoidable costs of meeting the obligations under the contract” is “the costs that relate directly to the contracts” (the incremental costs of fulfilling the contract and an allocation of other costs that relate directly to fulfilling contracts).

The Group is currently assessing the impacts of adoption of above amended standards on the Group’s financial position and business performance and management believes that the adoption of the amended standards are expected to have no significant impact on the consolidated financial statements of the Group, except for the amendments to K-IFRS No. 1016, Property, Plant and Equipment.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current assets
Cash and cash equivalents
Cash	~~W~~	156	375
Demand deposits		4,217,943	3,335,628

	~~W~~	4,218,099	3,336,003

Deposits in banks
Time deposits	~~W~~	1,800	1,500
Restricted deposits (*)		76,852	77,257

	~~W~~	78,652	78,757

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	4,296,762	3,414,771

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a) Trade accounts and notes receivable as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Due from third parties	~~W~~	3,054,471	2,576,391
Due from related parties		463,041	577,689

	~~W~~	3,517,512	3,154,080

(b) Other accounts receivable as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current assets
Non-trade receivables, net	~~W~~	140,616	463,614
Accrued income		3,864	10,434

	~~W~~	144,480	474,048

Non-current assets
Long-term non-trade receivables	~~W~~	—	9,072

	~~W~~	144,480	483,120

Due from related parties included in other accounts receivable, as of December 31, 2020 and 2019 are ~~W~~21,189 million and ~~W~~19,431 million, respectively.

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c) The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	December 31, 2020
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,516,891	143,674	(1,047)	(1,740)
1-15 days past due		1,638	1,023	—	(8)
16-30 days past due		30	522	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,518,559	146,258	(1,047)	(1,778)

(In millions of won)	December 31, 2019
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,119,914	208,086	(454)	(3,292)
1-15 days past due		34,626	3,512	(6)	(1)
16-30 days past due		—	598	—	(4)
31-60 days past due		—	61	—	—
More than 60 days past due		—	274,185	—	(25)

	~~W~~	3,154,540	486,442	(460)	(3,322)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	460	3,322	477	1,281
(Reversal of) bad debt expense		587	(480)	(17)	2,041
Write-off		—	(1,064)	—	—

Balance at the end of the year	~~W~~	1,047	1,778	460	3,322

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d) Other assets as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Advanced payments	~~W~~	34,808	6,203
Prepaid expenses		63,972	114,145
Value added tax refundable		693,623	826,730
Right to recover returned goods		11,063	22,106

	~~W~~	803,466	969,184

6.	Other Financial Assets

Other financial assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020		December 31, 2019
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	9,252	34,036
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	24	6
Financial assets carried at amortized cost
Deposits	~~W~~	8,696	9,585
Short-term loans		28,491	21,623
Lease receivables		5,940	5,695

	~~W~~	43,127	36,903

	~~W~~	52,403	70,945

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	13,223	9,879
Convertible securities		2,377	1,544
Derivatives(*)		111	15,640

	~~W~~	15,711	27,063

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	48	70
Financial assets carried at amortized cost
Deposits	~~W~~	22,251	21,451
Long-term loans		13,899	40,827
Lease receivables		16,322	22,099

	~~W~~	52,472	84,377

	~~W~~	68,231	111,510

(*)	Represents valuation gain from cross currency interest rate swap related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

7.	Inventories

Inventories as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Finished goods	~~W~~	785,282	730,009
Work-in-process		733,071	756,744
Raw materials		491,432	405,854
Supplies		160,871	158,548

	~~W~~	2,170,656	2,051,155

For the years ended December 31, 2020 and 2019, the amount of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)	2020		2019
Inventories recognized as cost of sales	~~W~~	21,587,554	21,607,240
Inventory write-downs		213,932	472,885
Usage of inventory write-downs		(472,885)	(313,180)

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2020 and 2019.

8.	Investments in Equity Accounted Investees

(a) Associates as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2020			2019
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd. (*1)	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	47,262	40%	~~W~~	50,697
WooRee E&L Co., Ltd. (*2)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		10,540	14%		7,310
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		24,493	15%		19,424
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,196	14%		19,929
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH (*3)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	12%		2,609	12%		4,714

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
					2020			2019
Associates	Location	Fiscal year end	Date of incorporation	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd. (*4)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,791	10%	~~W~~	2,354
Nanosys Inc. (*5)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	3%		5,660	4%		5,183

						~~W~~	114,551		~~W~~	109,611

(*1)	During 2020, the Controlling Company recognized a reversal of impairment loss of ~~W~~433 million as finance income for the investments in Paju Electric Glass Co., Ltd.
(*2)	During 2020, the Controlling Company recognized a reversal of impairment loss of ~~W~~2,905 million as finance income for the investments in WooRee E&L Co., Ltd.
(*3)

During 2020, the Controlling Company recognized an impairment loss of ~~W~~2,105 million as finance cost for the investments in Cynora GmbH. As of December 31, 2020, the Controlling Company’s ownership percentage in Cynora GmbH decreased from 12.2% to 11.6% as the Controlling Company did not participate in the rights issue.

(*4)	During 2020, the Controlling Company recognized an impairment loss of ~~W~~1,239 million as finance cost for the investments in Material Science Co., Ltd.
(*5)

During 2020, the Controlling Company recognized a reversal of impairment loss of ~~W~~811 million as finance income for the investments in Nanosys Inc. As of December 31, 2020, the Controlling Company’s ownership percentage in Nanosys Inc. decreased from 4% to 3% as the Controlling Company did not participate in the rights issue.

8.	Investments in Equity Accounted Investees, Continued

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2020, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~10,540 million, ~~W~~26,700 million and ~~W~~17,180 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2020 and 2019 amounted to ~~W~~8,239 million and ~~W~~7,502 million, respectively.

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2020 and 2019 of the significant associate is as follows:

(i) Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2020		December 31, 2019
Total assets	~~W~~	204,880	195,815
Current assets		143,086	126,314
Non-current assets		61,794	69,501
Total liabilities		85,224	66,017
Current liabilities		64,921	51,625
Non-current liabilities		20,303	14,392
Revenue		307,756	346,434
Profit for the year		9,615	13,672
Other comprehensive income (loss)		(409)	9,933
Total comprehensive income		9,206	23,605

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2020 and 2019 is as follows:

(i) As of December 31, 2020

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	119,656	40%	47,862	—	(600)	—	47,262

(ii) As of December 31, 2019

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	129,798	40%	51,919	—	(789)	(433)	50,697

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2020 and 2019 is as follows:

(i) As of December 31, 2020

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year		Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	67,289	8,510	(7)		8,503

(ii) As of December 31, 2019

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	58,914	6,756	190	6,946

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
Company		January 1		Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	50,697	(7,739)	4,035	(164)	433	47,262
	Others		58,914	(500)	8,510	(7)	372	67,289

		~~W~~	109,611	(8,239)	12,545	(171)	805	114,551

(In millions of won)
	2019
Company		January 1		Acquisition/Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	47,823	—	(6,057)	5,391	3,973	(433)	50,697
	Others		66,166	(9,807)	(1,445)	6,756	190	(2,946)	58,914

		~~W~~	113,989	(9,807)	(7,502)	12,147	4,163	(3,379)	109,611

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2020 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2020	~~W~~	454,035	7,381,156	43,604,721	899,053	9,618,256	169,133	823,101	62,949,455
Accumulated depreciation as of January 1, 2020		—	(3,154,387)	(34,810,300)	(753,987)	—	(51,581)	(534,013)	(39,304,268)
Accumulated impairment loss as of January 1, 2020		—	(120,876)	(1,223,648)	(8,278)	(171,929)	(4,302)	(28,509)	(1,557,542)

Book value as of January 1, 2020	~~W~~	454,035	4,105,893	7,570,773	136,788	9,446,327	113,250	260,579	22,087,645

Additions		—	—	—	—	2,098,911	51,754	—	2,150,665
Depreciation		—	(332,058)	(3,036,497)	(67,391)	—	(54,069)	(236,986)	(3,727,001)
Disposals		(11,266)	(31,936)	(117,538)	(2,963)	—	—	(38,345)	(202,048)
Impairment loss		—	1,074	(30,815)	8	(3,801)	—	(4,960)	(38,494)
Others (*2)		53	117,900	4,984,430	59,758	(5,481,494)	—	319,353	—
Government grants received		—	(12,647)	(93,825)	—	(11,869)	—	—	(118,341)
Effect of movements in exchange rates		—	(1,020)	(1,882)	(33)	(2,347)	(28)	(65)	(5,375)

Book value as of December 31, 2020	~~W~~	442,822	3,847,206	9,274,646	126,167	6,045,727	110,907	299,576	20,147,051

Acquisition cost as of December 31, 2020	~~W~~	442,822	7,420,854	48,174,525	735,329	6,122,364	184,036	1,021,641	64,101,571

Accumulated depreciation as of December 31, 2020	~~W~~	—	(3,457,052)	(37,582,109)	(600,912)	—	(69,130)	(697,134)	(42,406,337)

Accumulated impairment loss as of December 31, 2020	~~W~~	—	(116,596)	(1,317,770)	(8,250)	(76,637)	(3,999)	(24,931)	(1,548,183)

(*1)	As of December 31, 2020, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2019	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	—	633,220	60,518,509
Accumulated depreciation as of January 1, 2019		—	(2,991,445)	(34,817,982)	(692,372)	—	—	(368,983)	(38,870,782)
Accumulated impairment loss as of January 1, 2019		—	(1,706)	(28,001)	—	(17,890)	—	—	(47,597)

Book value as of January 1, 2019	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	—	264,237	21,600,130

Recognition of right-of-use assets on initial application of K-IFRS No. 1116		—	—	—	—	—	142,040	—	142,040

Adjusted book value as of January 1, 2019	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	142,040	264,237	21,742,170

Additions		—	—	—	—	5,878,369	29,733	—	5,908,102
Depreciation		—	(302,157)	(2,609,205)	(66,592)	—	(51,063)	(239,762)	(3,268,779)
Disposals		(7,861)	(4,958)	(559,616)	(1,622)	—	(3,594)	(16,953)	(594,604)
Impairment loss (*2)		—	(125,687)	(1,212,215)	(8,278)	(171,439)	(4,302)	(28,509)	(1,550,430)
Others (*3)		68	1,064,123	6,958,793	70,140	(8,373,047)	—	279,923	—
Government grants received		—	(83,200)	(17,028)	—	(180,448)	—	—	(280,676)
Effect of movements in exchange rates		—	21,984	30,957	884	75,958	436	1,643	131,862

Book value as of December 31, 2019	~~W~~	454,035	4,105,893	7,570,773	136,788	9,446,327	113,250	260,579	22,087,645

Acquisition cost as of December 31, 2019	~~W~~	454,035	7,381,156	43,604,721	899,053	9,618,256	169,133	823,101	62,949,455

Accumulated depreciation as of December 31, 2019	~~W~~	—	(3,154,387)	(34,810,300)	(753,987)	—	(51,581)	(534,013)	(39,304,268)

Accumulated impairment loss as of December 31, 2019	~~W~~	—	(120,876)	(1,223,648)	(8,278)	(171,929)	(4,302)	(28,509)	(1,557,542)

(*1)	As of December 31, 2019, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and impairment losses amounting to ~~W~~1,491,292 million (~~W~~1,369,371 million and ~~W~~121,921 million for Display(AD PO) and Lighting CGUs, respectively) were recognized as other non-operating expenses.

(*3)	Others are mainly amounts transferred from construction-in-progress.

9.	Property, Plant and Equipment, Continued

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Capitalized borrowing costs	~~W~~	191,876	283,525
Capitalization rate		4.14%	3.74%

10.	Intangible Assets and Non-current Asset Impairment

(a) Changes in intangible assets for the year ended December 31, 2020 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2020	~~W~~	959,683	1,097,290	56,612	2,580,777	15,245	59,176	11,074	105,414	13,080	4,898,351
Accumulated amortization as of January 1, 2020		(739,498)	(890,281)	—	(2,073,881)	—	(37,491)	(10,705)	—	(13,079)	(3,764,935)
Accumulated impairment loss as of January 1, 2020		(29,151)	(8,864)	(10,560)	(131,713)	—	(21,685)	—	(57,995)	—	(259,968)

Book value as of January 1, 2020	~~W~~	191,034	198,145	46,052	375,183	15,245	—	369	47,419	1	873,448
Additions - internally developed		—	—	—	284,487	—	—	—	—	—	284,487
Additions - external purchases		291,405	27,789	—	—	51,520	—	—	—	3	370,717
Amortization (*1)		(42,205)	(86,466)	—	(278,799)	—	—	(369)	—	(3)	(407,842)
Disposals		—	—	(17,252)	—	—	—	—	—	—	(17,252)
Impairment loss (*3)		—	(675)	—	(78,918)	—	—	—	—	—	(79,593)
Reversal of impairment loss		—	—	1,110	—	—	—	—	—	—	1,110
Transfer from construction-in-progress		—	54,753	—	—	(54,753)	—	—	—	—	—
Effect of movements in exchange rates		(4,031)	(887)	(10)	—	55	—	—	(1,888)	—	(4,987)

Book value as of December 31, 2020	~~W~~	436,203	194,433	29,900	301,953	12,067	—	—	45,531	1	1,020,088

Acquisition cost as of December 31, 2020	~~W~~	1,247,057	1,180,719	39,350	2,865,264	12,067	59,176	11,074	103,526	13,083	5,531,316

Accumulated amortization as of December 31, 2020	~~W~~	(781,703)	(976,747)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(4,172,777)

Accumulated impairment loss as of December 31, 2020	~~W~~	(29,151)	(9,539)	(9,450)	(210,631)	—	(21,685)	—	(57,995)	—	(338,451)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Group recognized an impairment loss amounting to ~~W~~78,918 million for development projects with low feasibility to result in revenue generation after the impairment review.

10.	Intangible Assets and Non-current Asset Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2019 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2019	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102
Accumulated amortization as of January 1, 2019		(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)
Accumulated impairment loss as of January 1, 2019		—	—	(11,521)	—	—	—	—	—	—	(11,521)

Book value as of January 1, 2019	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642
Additions - internally developed		—	—	—	437,945	—	—	—	—	—	437,945
Additions - external purchases		28,397	—	846	—	90,369	—	—	—	3	119,615
Amortization (*1)		(42,550)	(82,016)	—	(297,959)	—	(2,637)	(1,108)	—	(2)	(426,272)
Disposals		—	(239)	(1,816)	—	—	—	—	—	—	(2,055)
Impairment loss (*3)(*4)		(29,152)	(8,905)	—	(131,713)	—	(21,685)	—	(57,995)	—	(249,450)
Reversal of impairment loss		—	—	960	—	—	—	—	—	—	960
Transfer from construction-in-progress		—	111,359	—	—	(112,159)	—	—	—	—	(800)
Effect of movements in exchange rates		4,318	347	23	—	72	—	—	1,103	—	5,863

Book value as of December 31, 2019	~~W~~	191,034	198,145	46,052	375,183	15,245	—	369	47,419	1	873,448

Acquisition cost as of December 31, 2019	~~W~~	959,683	1,097,290	56,612	2,580,777	15,245	59,176	11,074	105,414	13,080	4,898,351

Accumulated amortization as of December 31, 2019	~~W~~	(739,498)	(890,281)	—	(2,073,881)	—	(37,491)	(10,705)	—	(13,079)	(3,764,935)

Accumulated impairment loss as of December 31, 2019	~~W~~	(29,151)	(8,864)	(10,560)	(131,713)	—	(21,685)	—	(57,995)	—	(259,968)

10.	Intangible Assets and Non-current Asset Impairment, Continued

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and the impairment losses amounting to ~~W~~133,628 million (~~W~~26,284 and ~~W~~105,344 million for Display(AD PO) and Lighting CGUs, respectively) were recognized as other non-operating expenses. The impairment amount is reduced in goodwill, customer relationships and others.

(*4)	The Group recognized an impairment loss amounting to ~~W~~117,822 million for development projects with low feasibility to result in revenue generation after the impairment review.

(c)	Development costs as of December 31, 2020 and 2019 are as follows:

(i)	As of December 31, 2020

(In millions of won and in years)

Classification	Product type	Book Value
Development completed	TV	~~W~~	20,803
	IT		51,784
	Mobile		33,097

		~~W~~	105,684

Development in process	TV	~~W~~	49,773
	IT		42,762
	Mobile		103,734

		~~W~~	196,269

		~~W~~	301,953

(ii) As of December 31, 2019

(In millions of won and in years)

Classification	Product type	Book Value
Development completed	TV	~~W~~	22,597
	IT		26,834
	Mobile		53,350

		~~W~~	102,781

Development in process	TV	~~W~~	42,587
	IT		72,332
	Mobile		157,483

		~~W~~	272,402

		~~W~~	3751,183

10.	Intangible Assets and Non-current Asset Impairment, Continued

(d)	Impairment assessment on CGU with allocated goodwill

As of December 31, 2020, goodwill is allocated to the Group’s Display CGU which has a large portion of the Group’s non-current financial assets. The carrying amount of goodwill allocated to Display CGU is as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Display CGU	~~W~~	45,531	47,419

The recoverable amount of Display CGU is estimated based on its value in use. Value in use is calculated using the estimated pre-tax cash flow based on 5-year business plan approved by management. The estimated sales of the Group’s products used in the forecast was determined considering external sources and the Group’s past experience. Management estimated the future pre-tax cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. For Display CGU, the terminal growth rate and the discount rate in the estimation of value in use as of December 31, 2020 are as follows.

(In millions of won)
	Discount rate(*)		Terminal growth rate
Display CGU	~~W~~	7.0%	1.0%

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group.

As a result of impairment test, the Display CGU’s recoverable amount exceeds the carrying amount by ~~W~~1,663,483 million. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. An increase in the discount rate by 0.68% or a decrease in terminal growth rate by 0.66% would result in the estimated recoverable amount to be equal to the carrying amount of the CGU.

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current
Short-term borrowings	~~W~~	394,906	696,793
Current portion of long-term borrowings and bonds		2,705,709	1,242,904
Derivatives(*)		58,875	—
Lease liabilities		35,534	37,387

	~~W~~	3,195,024	1,977,084

Non-current
Won denominated borrowings	~~W~~	2,435,000	2,692,560
Foreign currency denominated borrowings		6,584,658	6,107,117
Bonds		1,948,541	2,741,516
Derivatives(*)		108,750	20,592
Lease liabilities		47,897	51,125

	~~W~~	11,124,846	11,612,910

(*)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2020 and 2019 are as follows.

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2020 (%)(*)	December 31, 2020		December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.98	~~W~~	326,400	347,340
Standard Chartered Bank Vietnam and others	3ML + 0.80~0.90		68,506	61,613
Standard Chartered Bank (China) Limited and others	—		—	287,840
Foreign currency equivalent			USD 363	USD 353
			—	CNY 1,737

		~~W~~	394,906	696,793

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates)

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2020 (%)(*)	December 31, 2020		December 31, 2019
Woori Bank	2.75	~~W~~	60	608
Korea Development Bank and others	CD rate (91days) + 1.00~1.60, 2.21~3.40		3,272,500	3,330,000
Less current portion of long-term borrowings			(837,560)	(638,048)

		~~W~~	2,435,000	2,692,560

(*) CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2020 (%)(*)	December 31, 2020		December 31, 2019
The Export-Import Bank of Korea and others	3ML + 0.75~2.40 6ML + 1.25~1.35	~~W~~	1,680,960	1,696,177
China Construction Bank and others	USD: 3ML+0.65~1.43 CNY: LPR(5Y) + 0.44, LPR(1Y) -0.15~+0.50, 4.70		5,948,472	4,606,094

Foreign currency equivalent			USD 2,742	USD 2,767
			CNY 27,825	CNY 18,699
Less current portion of long-term borrowings		~~W~~	(1,044,774)	(195,154)

		~~W~~	6,584,658	6,107,117

(*)	LPR represents Loan Prime Rate of People’s Bank of China.

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2020 and 2019 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2020 (%)	December 31, 2020		December 31, 2019
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2021 ~ February 2024	1.95~2.95	~~W~~	1,320,000	1,730,000
Privately issued bonds	May 2022 ~ May 2033	3.25~4.25		160,000	110,000
Less discount on bonds				(1,798)	(3,404)
Less current portion				(499,796)	(409,702)

			~~W~~	978,406	1,426,894

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	326,400	347,340
Privately issued bonds	April 2023	3ML + 1.47		108,800	115,780
Foreign currency equivalent				USD 400	USD 400
Less discount on bonds				(3,161)	(6,883)
Less current portion				(323,579)	—
			~~W~~	108,460	456,237
Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds	August 2024	1.50	~~W~~	861,675	858,385
Foreign currency equivalent				USD 792	USD 741

			~~W~~	1,948,541	2,741,516

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding by the Controlling Company as of December 31, 2020 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption

1.  Redemption at maturity:

       Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

       The Controlling Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from issuance date

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2020 is as follows:

(In won and No. of shares)
	December 31, 2020
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company and certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit plan assets) recognized as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Present value of partially funded defined benefit obligations	~~W~~	1,397,542	1,481,339
Fair value of plan assets		(1,621,041)	(1,607,253)

	~~W~~	(223,499)	(125,914)

Defined benefit liabilities, net	~~W~~	1,498	1,338
Defined benefit plan assets, net		224,997	127,252

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Defined benefit obligations at January 1	~~W~~	1,481,339	1,595,423
Current service cost		163,652	194,469
Past service cost		—	(32,006)
Interest cost		35,614	42,360
Remeasurements (before tax)		(155,700)	(137,464)
Benefit payments		(124,701)	(95,675)
Curtailment of plans		—	(80,470)
Net transfers from (to) related parties		(2,645)	(5,349)
Others		(17)	51

Defined benefit obligations at December 31	~~W~~	1,397,542	1,481,339

Weighted average remaining maturity of defined benefit obligations as of December 31, 2020 and 2019 are 15.06 years and 15.12 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Fair value of plan assets at January 1	~~W~~	1,607,253	1,550,063
Expected return on plan assets		38,597	41,826
Remeasurements (before tax)		(7,264)	(8,824)
Contributions by employer directly to plan assets		101,462	186,641
Benefit payments		(119,007)	(82,266)
Net transfers from (to) related parties		—	280
Curtailment of plans		—	(80,467)

Fair value of plan assets at December 31	~~W~~	1,621,041	1,607,253

12.	Employee Benefits, Continued

(d) Plan assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Guaranteed deposits in banks	~~W~~	1,621,041	1,607,253

As of December 31, 2020, the Group maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Current service cost	~~W~~	163,652	194,469
Past service cost		—	(32,006)
Net interest cost		(2,983)	534

	~~W~~	160,669	162,997

Expenses are recognized as following in the consolidated statements of comprehensive income (loss):

(In millions of won)
	2020		2019
Cost of sales	~~W~~	122,369	119,147
Selling expenses		8,505	10,600
Administrative expenses		17,875	18,360
Research and development expenses		11,920	14,890

	~~W~~	160,669	162,997

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	~~W~~	(72,326)	(165,969)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		36,769	43,644
Demographic assumptions		(2,584)	(19,952)
Financial assumptions		121,515	113,772
Return on plan assets		(7,264)	(8,824)
Group’s share of associates regarding remeasurements		39	238

	~~W~~	148,475	128,878

Income tax	~~W~~	(38,032)	(35,235)

Balance at December 31	~~W~~	38,117	(72,326)

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions as of December 31, 2020 and 2019 (expressed as weighted averages) are as follows:

	December 31, 2020	December 31, 2019
Expected rate of salary increase	2.9%	3.4%
Discount rate for defined benefit obligations	2.6%	2.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2020	December 31, 2019
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2020:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(182,556)	221,953
Expected rate of salary increase		218,924	(183,720)

13.	Provisions

Changes in provisions for the year ended December 31, 2020 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2020	~~W~~	230,262	26,381	256,643
Additions (reversal)		309,112	(10,697)	298,415
Usage		(267,179)	(778)	(267,957)

Balance at December 31, 2020	~~W~~	272,195	14,906	287,101

Current	~~W~~	182,562	14,906	197,468
Non-current	~~W~~	89,633	—	89,633

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2020, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

In April 2019 and September 2020, Solas OLED Ltd. filed patent infringement actions against the Controlling Company and its subsidiary, LG Display America, Inc., and television manufacturers in the United States District Court for the Western District of Texas as well as the Controlling Company and its subsidiary, LG Display Germany GmbH, and television manufacturers in the Mannheim District Court in Germany in April 2019. In addition, Solas OLED Ltd. filed patent infringement actions against the Controlling Company, television manufacturers and others in the Beijing Intellectual Property Court in China in May 2019. In November 2020, the Mannheim District Court issued a decision in favor of the plaintiff and at the same month the Group appealed Mannheim District Court’s November decision. The Group reached an agreement with the plaintiff for the above lawsuits in December 2020, and they are expected to be withdrawn in early 2021 through follow-up procedures.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,115 million (~~W~~1,213,120 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2020, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW 90,000 USD 60	90,000 65,280	— USD 30	— 32,657
	Sumitomo Mitsui Banking Corporation	USD 20	21,760	—	—
	MUFG Bank	KRW 17,000	17,000	—	—
		USD 160	174,080	USD 25	27,050
	BNP Paribas	USD 125	136,000	USD 25	27,249
	ING Bank	USD 90	97,920	—	—

		USD 455		USD 80
		KRW 107,000	602,040	—	86,956

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 300	326,400	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 15	16,320	—	—
	Australia and New Zealand Banking Group Ltd.	USD 70	76,160	—	—
	KGI Bank Co., Ltd.	USD 30	32,640	—	—

LG Display Germany GmbH	BNP Paribas	USD 75	81,600	USD 75	81,551
	DZ Bank AG	USD 7	8,051	USD 7	8,051

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD 400	435,200	USD 300	326,399
	Standard Chartered Bank	USD 600	652,800	USD 318	345,658
	Sumitomo Mitsui Banking Corporation	USD 200	217,600	USD 20	21,760

LG Display Japan Co., Ltd.	Chelsea Capital Corporation Tokyo Branch	USD 120	130,560	—	—

		USD 1,817	1,977,331	USD 720	783,419

		USD 2,272		USD 800
		KRW 107,000	2,579,371	—	870,375

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2020, the Controlling Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 150	~~W~~	163,200
Sumitomo Mitsui Banking Corporation	USD 50		54,400
Industrial Bank of Korea	USD 100		108,800
Industrial and Commercial Bank of China	USD 200		217,600
Shinhan Bank	USD 200		217,600
KB Kookmin Bank	USD 100		108,800
MUFG Bank	USD 100		108,800
The Export–Import Bank of Korea	USD 200		217,600

	USD 1,100	~~W~~	1,196,800

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 338 million (~~W~~367,200 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~332,724 million) from Korea Development Bank for foreign currency denominated bonds and USD 2 million (~~W~~2,176 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 644 million (~~W~~107,522 million), JPY 900 million (~~W~~9,488 million), EUR 2.5 million (~~W~~3,346 million), VND 49,694 million (~~W~~2,341 million), and USD 0.5 million (~~W~~544 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2020, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2020.

Long-term supply agreement

As of December 31, 2020, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 200 million (~~W~~217,600 million) in advances received. The advances received are offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 338 million (~~W~~367,200 million) from KB Kookmin Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

14.	Contingent Liabilities and Commitments, Continued

Pledged Assets

Regarding the secured bank borrowing amounting to CNY 19,320 million (~~W~~3,225,667 million) from China Construction Bank and others, as of December 31, 2020, the Group provided its property, plant and equipment with carrying amount of ~~W~~651,466 million as pledged assets.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2020 and December 31, 2019, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2019 to December 31, 2020.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of equity accounted investees.

Reserves as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Foreign currency translation differences for foreign operations	~~W~~	(138,667)	(178,452)
Other comprehensive loss from associates		(24,779)	(24,569)

	~~W~~	(163,446)	(203,021)

15.	Capital and Reserves, Continued

The movement in reserves for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Foreign currency translation differences for foreign operations		Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2019	~~W~~	(272,474)	(28,494)	(300,968)
Change in reserves		94,022	3,925	97,947

December 31, 2019		(178,452)	(24,569)	(203,021)

January 1, 2020		(178,452)	(24,569)	(203,021)
Change in reserves		39,785	(210)	39,575

December 31, 2020		(138,667)	(24,779)	(163,446)

16.	Revenue

Details of revenue for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Sales of goods	~~W~~	24,185,599	23,434,903
Royalties		14,167	14,409
Others		30,358	26,255

	~~W~~	24,230,124	23,475,567

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of customers for the years ended December 31, 2020 and 2019.

(a)	Revenue by geography

(In millions of won)
	2020		2019
Domestic	~~W~~	905,760	1,264,639
Foreign
China		16,677,420	15,432,503
Asia (excluding China)		2,295,727	2,404,739
United States		2,060,656	1,940,321
Europe (excluding Poland)		1,215,461	1,475,942
Poland		1,075,100	957,423

	~~W~~	23,324,364	22,210,928

	~~W~~	24,230,124	23,475,567

Sales to Company A and Company B amount to ~~W~~10,380,138 million and ~~W~~4,229,781 million, respectively, for the year ended December 31, 2020 (2019: ~~W~~8,494,720 million and ~~W~~4,501,790 million, respectively). The Group’s top ten end-brand customers together accounted for 85% of sales for the year ended December 31, 2020 (2019: 80%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2020			December 31, 2019
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	11,736,856	874,849	12,764,240	708,047
Foreign
China		6,731,052	39,396	7,391,279	34,337
Vietnam		1,663,807	7,688	1,923,764	7,630
Others		15,336	98,155	8,362	123,434

	~~W~~	8,410,195	145,239	9,323,405	165,401

	~~W~~	20,147,051	1,020,088	22,087,645	873,448

(c)	Revenue by product and services

(In millions of won)
	2020		2019
TV	~~W~~	6,706,217	7,998,137
IT (*)		10,120,668	9,062,774
Mobile and others		7,403,239	6,414,656

	~~W~~	24,230,124	23,475,567

(*)

IT consists of Monitor, Notebook and Tablet products and revenue by products and services for the year ended December 2019 are reclassified according to classification for the year ended December 31, 2020.

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Changes in inventories	~~W~~	(119,501)	640,048
Purchases of raw materials, merchandise and others		12,597,032	12,580,796
Depreciation and amortization		4,134,843	3,695,051
Outsourcing		988,899	865,935
Labor		2,866,055	3,072,877
Supplies and others		900,019	813,262
Utility		885,972	896,112
Fees and commissions		679,475	695,245
Shipping		184,105	196,002
Advertising		113,547	193,436
Warranty		309,113	418,942
Travel		61,520	95,074
Taxes and dues		141,669	109,473
Impairment loss on property, plant, and equipment		38,494	1,550,430
Impairment loss on intangible assets		79,593	249,450
Others		666,983	625,504

	~~W~~	24,527,818	26,697,637

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries (*)	~~W~~	294,055	514,736
Expenses related to defined benefit plans		26,449	29,018
Other employee benefits		68,402	77,690
Shipping		147,711	162,509
Fees and commissions		221,922	219,784
Depreciation		215,479	225,909
Taxes and dues		82,708	49,826
Advertising		113,547	193,436
Warranty		309,113	418,942
Insurance		12,985	11,386
Travel		8,296	23,594
Training		8,463	12,215
Others		63,821	66,686

	~~W~~	1,572,951	2,005,731

(*)	Expenses recognized in relation to employee termination benefits for the years ended December 31, 2020 and 2019 amount to ~~W~~1,417 million and ~~W~~218,826 million, respectively.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries and wages	~~W~~	2,326,792	2,553,485
Other employee benefits		444,090	473,916
Contributions to National Pension plan		67,241	73,148
Expenses related to defined benefit plans and defined contribution plans (*)		161,285	163,757

	~~W~~	2,999,408	3,264,306

(*)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2020 and 2019 amount to ~~W~~616 million and ~~W~~760 million, respectively.

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency gain	~~W~~	1,688,838	1,174,376
Gain on disposal of property, plant and equipment		37,835	35,788
Gain on disposal of intangible assets		111	552
Reversal of impairment loss on intangible assets		1,110	960
Rental income		3,629	3,098
Gain on disposal of non-current assets held for sale		—	8,353
Others		53,123	44,124

	~~W~~	1,784,646	1,267,251

(b)	Details of other non-operating expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency loss	~~W~~	1,730,703	1,235,054
Other bad debt expense		—	1,379
Loss on disposal of property, plant and equipment		60,294	40,897
Impairment loss on property, plant, and equipment		38,494	1,550,430
Loss on disposal of intangible assets		368	139
Impairment loss on intangible assets		79,593	249,450
Donations		934	693
Loss on liquidation of investments in subsidiaries		72,654	—
Others		16,240	19,701

	~~W~~	1,999,280	3,097,743

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Finance income
Interest income	~~W~~	69,651	53,378
Foreign currency gain		336,155	135,006
Gain on disposal of investments		—	4,531
Reversal of impairment loss on investments		4,149	1,744
Gain on transaction of derivatives		24,759	21,752
Gain on valuation of derivatives		—	59,781
Gain on disposal of financial assets at fair value through profit or loss		—	138
Gain on valuation of financial assets at fair value through profit or loss		4,072	402

	~~W~~	438,786	276,732

Finance costs
Interest expense	~~W~~	370,479	172,750
Foreign currency loss		194,384	154,421
Impairment loss on investments		3,344	5,123
Loss on repayment of borrowings		794	—
Loss on sale of trade accounts and notes receivable		5,258	19,728
Loss on transaction of derivatives		291	—
Loss on valuation of derivatives		187,344	17,999
Loss on valuation of financial assets at fair value through profit or loss		2,311	4,630
Loss on valuation of financial liabilities at fair value through profit or loss		36,798	56,384
Others		1,675	12,212

	~~W~~	802,678	443,247

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency translation differences for foreign operations	~~W~~	48,181	106,690

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	48,181	106,690

23.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Current tax expense (benefit)
Current year	~~W~~	117,215	193,691
Adjustment for prior years		(55,410)	(35,787)

	~~W~~	61,805	157,904

Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(319,496)	(963,385)
Change in unrecognized deferred tax assets(*)		(266,771)	333,317

	~~W~~	(586,267)	(630,068)

Income tax benefit	~~W~~	(524,462)	(472,164)

(*)

The 2020 amount includes tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards due to amendments to tax laws (extension of tax credit carryforward period from 5 years to 10 years and others) resulting in increase of probability for utilization of tax credits.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020				2019
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	148,436	(38,032)	110,404	128,640	(35,235)	93,405
Foreign currency translation differences for foreign operations		48,181	—	48,181	106,690	—	106,690
Change in equity of equity method investee		(172)	—	(172)	4,163	—	4,163

	~~W~~	196,445	(38,032)	158,413	239,493	(35,235)	204,258

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2020 and 2019 is as follows:

(In millions of won)
	2020			2019
Loss for the year	~~W~~		(70,636)		(2,872,078)
Income tax benefit			(524,462)		(472,164)

Loss before income tax			(595,098)		(3,344,242)

Income tax benefit using the statutory tax rate of each country		31.55%	(187,754)	23.94%	(800,660)
Non-deductible expenses		(2.32%)	13,789	(0.95%)	31,649
Tax credits		12.61%	(75,051)	1.47%	(49,269)
Change in unrecognized deferred tax assets(*1)		44.83%	(266,771)	(9.97%)	333,318
Adjustment for prior years (*2)		9.31%	(55,410)	1.07%	(35,787)
Effect on change in tax rate		(1.24%)	7,386	(0.40%)	13,353
Others		(6.61%)	39,349	(1.05%)	35,232

Income tax benefit	~~W~~		(524,462)		(472,164)

Effective tax rate			(*3)		(*3)

(*1)

The 2020 amount includes tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards due to amendments to tax laws (extension of tax credit carryforward period from 5 years to 10 years and others) resulting in increase of probability for utilization of tax credits.

(*2)

Adjustment for prior years in 2020 consist of additional use of tax credits in amended tax returns and others. Adjustment for prior years in 2019 consist of additional use of tax credits in amended tax returns and expected amount of income tax refund in relation to the transfer price investigation and others.

(*3)	Actual effective tax rate are not calculated due to loss before income tax.

(d)	Tax uncertainties

In relation to transfer price investigations conducted in subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China are in progress since 2019. Upon completion of the above process, double taxation is expected to be eliminated. During the year ended December 31, 2019, the Group recognized current tax assets of ~~W~~109,222 million in connection with the above and there is no change for the year ended December 31, 2020.

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2020, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~96,405 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards which are primarily related to Korea is dependent on whether sufficient taxable income will be generated prior to their expiration and planned tax strategies are feasible. As of December 31, 2020, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030
Tax credit carryforwards	~~W~~	230,768	10,278	48,578	48,293	82,707	40,912

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2020		December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Other accounts receivable, net	~~W~~	—	—	(13)	(4,364)	(13)	(4,364)
Inventories, net		60,539	89,522	—	—	60,539	89,522
Defined benefit liabilities, net		—	—	(35,617)	—	(35,617)	—
Investments in subsidiaries and associates		—	—	(79,301)	(20,015)	(79,301)	(20,015)
Accrued expenses		123,106	131,196	—	—	123,106	131,196
Property, plant and equipment		669,449	691,599	(63,971)	(21,690)	605,478	669,909
Intangible assets		19,469	21,886	(8,000)	(10,759)	11,469	11,127
Provisions		63,943	59,875	—	(4,446)	63,943	55,429
Others		173,166	137,667	(3,601)	(328)	169,565	137,339
Tax loss carryforwards		953,209	607,432	—	—	953,209	607,432
Tax credit carryforwards		391,769	38,337	—	—	391,769	38,337

Deferred tax assets (liabilities)	~~W~~	2,454,650	1,777,514	(190,503)	(61,602)	2,264,147	1,715,912

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	January 1, 2019		Profit or loss	Other comprehensive loss	December 31, 2019	Profit or loss	Other comprehensive loss	December 31, 2020
Other accounts receivable, net	~~W~~	(1,013)	(3,351)	—	(4,364)	4,351	—	(13)
Inventories, net		60,606	28,916	—	89,522	(28,983)	—	60,539
Defined benefit liabilities, net		—	35,235	(35,235)	—	2,415	(38,032)	(35,617)
Subsidiaries and associates		13,404	(33,419)	—	(20,015)	(59,286)	—	(79,301)
Accrued expenses		126,072	5,124	—	131,196	(8,090)	—	123,106
Property, plant and equipment		444,226	225,683	—	669,909	(64,431)	—	605,478
Intangible assets		(11,120)	22,247	—	11,127	342	—	11,469
Provisions		32,468	22,961	—	55,429	8,514	—	63,943
Gain or loss on foreign currency translation, net		13	(13)	—	—	—	—	—
Others		13,185	124,154	—	137,339	32,226	—	169,565
Tax loss carryforwards		134,845	472,587	—	607,432	345,777	—	953,209
Tax credit carryforwards		308,393	(270,056)	—	38,337	353,432	—	391,769

Deferred tax assets (liabilities)	~~W~~	1,121,079	630,068	(35,235)	1,715,912	586,267	(38,032)	2,264,147

25.	Loss per Share Attributable to Owners of the Controlling Company

(a)	Basic loss per share for the years ended December 31, 2020 and 2019 are as follows:

(In won and No. of shares)
	2020		2019
Loss attributable to owners of the Controlling Company for the year	~~W~~	(89,342,064,677)	(2,829,705,069,665)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(250)	(7,908)

For the years ended December 31, 2020 and 2019, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic loss per share.

(b)

Diluted loss per share is not different from basic loss per share. As of December 31, 2020, 40,988,998 shares of potential common stock to be issued from conversion were excluded from the calculation of weighted-average number of common stocks due to antidilution.

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into cross currency interest rate swap contracts to hedge currency risk with respect to foreign currency denominated borrowings and bonds.

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of December 31, 2020 and 2019 are as follows:

(In millions)	December 31, 2020
	USD	JPY	CNY	TWD	EUR	PLN	VND	GBP
Cash and cash equivalents	1,795	164	13,382	34	7	4	33,843	—
Trade accounts and notes receivable	3,093	13	585	—	—	—	—	—
Non-trade receivables	52	93	222	3	6	—	9,773	—
Other assets denominated in foreign currencies	—	208	51	6	1	—	4,586	—
Trade accounts and notes payable	(1,948)	(9,831)	(2,037)	—	—	—	(357,149)	—
Other accounts payable	(268)	(6,239)	(2,018)	(4)	(8)	—	(997,204)	(2)
Financial liabilities	(4,294)	—	(27,825)	—	—	—	—	—

	(1,570)	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—	—	—

Net exposure	655	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

(In millions)	December 31, 2019
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,594	68	8,360	33	5	25	28,663
Trade accounts and notes receivable	2,485	19	550	—	—	—	—
Non-trade receivables	276	455	230	3	2	—	13,131
Other assets denominated in foreign currencies	29	526	5,668	369	5	503	4,032
Trade accounts and notes payable	(628)	(9,043)	(2,289)	—	—	—	(291,891)
Other accounts payable	(488)	(12,396)	(3,239)	(4)	(10)	—	(786,356)
Financial liabilities	(4,255)	—	(20,436)	—	—	—	—

	(987)	(20,371)	(11,156)	401	2	528	(1,032,421)

Cross currency interest rate swap contracts	2,085	—	—	—	—	—	—

Net exposure	1,098	(20,371)	(11,156)	401	2	528	(1,032,421)

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2020 and 2019 and the exchange rates at December 31, 2020 and December 31, 2019 are as follows:

(In won)	Average rate			Reporting date spot rate
	2020		2019	December 31, 2020	December 31, 2019
USD	~~W~~	1,180.46	1,165.46	1,088.00	1,157.80
JPY		11.05	10.70	10.54	10.63
CNY		170.90	168.56	166.96	165.74
TWD		40.07	37.74	38.67	38.48
EUR		1,345.71	1,304.52	1,338.24	1,297.43
PLN		302.95	303.62	292.02	304.87
VND		0.0508	0.0502	0.0471	0.0500
GBP		1,513.48	1,487.46	1,482.40	1,420.32

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2020 and 2019, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2020			December 31, 2019
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	12,438	73,186	23,570	105,398
JPY (5 percent weakening)		(6,250)	(5,194)	(8,397)	(6,418)
CNY (5 percent weakening)		(147,294)	93	(92,454)	11
TWD (5 percent weakening)		75	—	772	—
EUR (5 percent weakening)		250	377	221	(278)
PLN (5 percent weakening)		43	43	8,036	28
VND (5 percent weakening)		(2,230)	(2,230)	(1,871)	(1,871)
GBP (5 percent weakening)		(107)	(107)	—	—

A stronger won against the above currencies as of December 31, 2020 and 2019 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

26.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,925 million (~~W~~2,094,400 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2020 and 2019 is as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Fixed rate instruments
Financial assets	~~W~~	4,296,823	3,414,838
Financial liabilities		(5,875,729)	(6,066,554)

	~~W~~	(1,578,906)	(2,651,716)

Variable rate instruments
Financial liabilities	~~W~~	(8,193,085)	(7,414,336)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2020 and 2019, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2020
Variable rate instruments (*)	~~W~~	(45,352)	45,352	(45,352)	45,352
December 31, 2019
Variable rate instruments (*)	~~W~~	(38,774)	38,774	(38,774)	38,774

(*)	Financial instruments related to non-hedging interest rate swaps are excluded.

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposures to credit risk as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	4,217,943	3,336,003
Deposits in banks		78,663	78,768
Trade accounts and notes receivable, net		3,517,512	3,154,080
Non-trade receivables		140,616	463,614
Accrued income		3,864	10,434
Deposits		30,947	31,036
Short-term loans		28,491	21,623
Long-term loans		13,899	40,827
Long-term non-trade receivables		—	9,072
Lease receivables		22,262	27,794

	~~W~~	8,054,197	7,173,251

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	2,377	1,544
Derivatives		9,363	49,676

	~~W~~	11,740	51,220

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	76

	~~W~~	8,066,009	7,224,547

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

26.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2020.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	11,296,898	12,201,452	1,672,931	942,835	2,753,807	6,375,984	455,895
Bonds		2,771,916	2,786,822	327,489	551,540	1,379,750	435,757	92,286
Trade accounts and notes payable		3,779,290	3,779,290	3,660,788	118,502	—	—	—
Other accounts payable		1,703,791	1,703,791	1,703,791	—	—	—	—
Other accounts payable (enterprise procurement cards)(*)		1,078,150	1,078,150	473,511	604,639	—	—	—
Long-term other accounts payable		30	30	—	—	30	—	—
Security deposits received		12,539	12,539	—	1,430	10,920	189	—
Lease liabilities		83,431	90,132	25,150	14,284	19,779	22,181	8,738
Derivative financial liabilities
Derivatives	~~W~~	167,625	153,487	26,332	22,861	39,277	65,017	—

	~~W~~	20,893,670	21,805,693	7,889,992	2,256,091	4,203,563	6,899,128	556,919

26.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flow as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided in connection with the above agreement. Change in liabilities related to procurement cards for the year ended December 31, 2020 is as follows:

(In millions of won)
	January 1, 2020		Change (Cash flows from operation activities)	December 31, 2020
Other accounts payable (enterprise procurement cards)	~~W~~	2,353,355	(1,275,205)	1,078,150

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2020		December 31, 2019
Total liabilities	~~W~~	22,334,584	23,086,282
Total equity		12,736,939	12,488,281
Cash and deposits in banks (*1)		4,296,751	3,414,760
Borrowings (including bonds)		14,068,814	13,480,889
Total liabilities to equity ratio		175%	185%
Net borrowings to equity ratio (*2)		77%	81%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt instruments

The fair value of marketable financial assets at FVTPL and at FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020				December 31, 2019
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	4,218,099	(	*)	3,336,003	(	*)
Deposits in banks		78,663	(	*)	78,768	(	*)
Trade accounts and notes receivable		3,517,512	(	*)	3,154,080	(	*)
Non-trade receivables		140,616	(	*)	463,614	(	*)
Accrued income		3,864	(	*)	10,434	(	*)
Deposits		30,947	(	*)	31,036	(	*)
Short-term loans		28,491	(	*)	21,623	(	*)
Long-term loans		13,899	(	*)	40,827	(	*)
Long-term non-trade receivables		—	(	*)	9,072	(	*)
Lease receivables		22,262	(	*)	27,794	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	13,223	13,223		9,879	9,879
Convertible securities		2,377	2,377		1,544	1,544
Derivatives		9,363	9,363		49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	72		76	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	167,625	167,625		20,592	20,592
Convertible bonds		861,675	861,675		858,385	858,385
Financial liabilities carried at amortized cost
Borrowings	~~W~~	11,296,898	11,328,418		10,329,671	10,394,498
Bonds		1,910,241	1,923,517		2,292,833	2,345,867
Trade accounts and notes payable		3,779,290	(	*)	2,618,261	(	*)
Other accounts payable		2,781,941	(	*)	4,397,121	(	*)
Long-term other accounts payable		30	(	*)	1,069	(	*)
Security deposits received		12,539	(	*)	11,000	(	*)
Lease liabilities		83,431	(	*)	88,512	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,223	13,223
Convertible securities		—	—	2,377	2,377
Derivatives		—	—	9,363	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	167,625	167,625
Convertible bonds		861,675	—	—	861,675

(In millions of won)	December 31, 2019
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	9,879	9,879
Convertible securities		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,328,418	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,394,498	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Borrowings, bonds and others	2.15~4.46%	1.87~3.56%

27.	Leases

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets are presented as property, plant and equipment as of December 31, 2020 and December 31, 2019 (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2020	~~W~~	53,213	49,754	2,147	7,848	288	113,250
Additions		44,900	607	1,197	4,459	591	51,754
Depreciation		(42,923)	(2,947)	(1,485)	(6,336)	(378)	(54,069)
Gain or loss on foreign currency translation		(24)	(3)	—	(1)	—	(28)

Balance at December 31, 2020	~~W~~	55,1666	47,411	1,859	5,970	501	110,907

(In millions of won)
	2019
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2019	~~W~~	75,777	53,960	1,111	10,800	392	142,040
Addition		19,743	1,890	2,882	4,971	247	29,733
Depreciation		(39,376)	(2,272)	(1,305)	(7,760)	(350)	(51,063)
Derecognition of right-of-use assets		(3,056)	—	(538)	—	—	(3,594)
Impairment		(248)	(3,833)	(20)	(193)	(8)	(4,302)
Gain or loss on foreign currency translation		373	9	17	30	7	436

Balance at December 31, 2019	~~W~~	53,213	49,754	2,147	7,848	288	113,250

27.	Leases, Continued

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Interest on lease liabilities	~~W~~	(4,456)	(4,085)
Income from sub-leasing right-of-use assets		896	1,079
Expenses relating to short-term leases		(977)	(1,783)
Expenses relating to leases of low-value assets		(231)	(1,188)

(iii)	Changes in lease liabilities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	~~W~~	88,512	115,119
Additions and others		52,663	33,878
Interest expense		4,456	4,085
Repayment of liabilities		(62,200)	(64,570)

Balance at December 31	~~W~~	83,431	88,512

(b)	Leases as lessor

During the years ended December 31, 2020 and 2019, the Group recognized interest income on lease receivables of ~~W~~896 million and ~~W~~1,079 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
	December 31, 2020		December 31, 2019
6 months or less	~~W~~	3,306	3,282
6-12 months		3,306	3,282
1-2 years		6,612	6,563
2-5 years		10,469	16,956
Total undiscounted lease receivable		23,693	30,083
Unearned finance income		(1,431)	(2,289)
Net Investment in the lease		22,262	27,794

28.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2020 are as follows:

(In millions of won)
	January 1, 2020		Cash flows from financing activities	Non-cash transactions
				Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2020
Short-term borrowings	~~W~~	696,793	(267,614)	—	(34,273)	—	—	394,906
Current portion of long-term borrowings and bonds		1,242,904	(1,278,199)	2,763,075	(23,627)	763	793	2,705,709
Long-term borrowings		8,799,677	2,329,013	(1,935,274)	(173,758)	—	—	9,019,658
Bonds		2,741,516	49,949	(827,801)	(72,129)	20,207	36,799	1,948,541
Lease liabilities		88,512	(62,200)	—	5,362	—	51,757	83,431

	~~W~~	13,569,402	770,949	—	(298,425)	20,970	89,349	14,152,245

29.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2020 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

29.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	22	200	80	—	74,070	1,112
Paju Electric Glass Co., Ltd.		—	7,739	299,737	—	—	2,862
WooRee E&L Co., Ltd.		—	—	13,857	—	—	35
YAS Co., Ltd.		—	300	6,648	22,603	—	3,790
Material Science Co., Ltd.		—	—	93	—	—	—

	~~W~~	22	8,239	320,415	22,603	74,070	7,799

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	647,329	—	19,810	233,504	—	141,191
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	53,441	—	—	—	—	173
LG Electronics Vietnam Haiphong Co., Ltd.		332,977	—	—	—	—	1,138
LG Electronics Nanjing New Technology Co., Ltd.		439,674	—	—	—	—	1,333
LG Electronics RUS, LLC		95,465	—	—	—	—	303

29.	Related Parties and Others, Continued

(In millions of won)	2020
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	111,710	—	—	—	—	230
LG Innotek Co., Ltd.		5,321	—	25,012	—	—	76,530
Qingdao LG Inspur Digital Communication Co., Ltd.		7,298	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		145,032	—	—	—	—	52
LG Electronics Mlawa Sp. z o.o.		729,135	—	—	—	—	1,188
LG Electronics Reynosa, S.A. DE C.V.		780,710	—	—	—	—	1,044
LG Electronics Egypt S.A.E.		69,853	—	—	—	—	375
LG Electronics Japan, Inc.		—	—	—	33	—	5,635
P.T. LG Electronics Indonesia		157,820	—	—	—	—	164
Others		5,030	—	229	—	—	7,632

	~~W~~	2,933,466	—	25,241	33	—	95,797

	~~W~~	3,580,817	8,239	365,466	256,140	74,070	244,787

29.	Related Parties and Others, Continued

(In millions of won)	2019
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
INVENIA Co., Ltd.(*1)	~~W~~	—	180	1,024	45,580	—	297
AVATEC Co., Ltd.		2,639	265	—	—	73,323	891
Paju Electric Glass Co., Ltd.		—	6,057	342,958	—	—	4,416
WooRee E&L Co., Ltd.		—	—	6,441	—	—	5
YAS Co., Ltd.		—	1,000	6,764	102,316	—	3,655
Material Science Co., Ltd.		—	—	59	—	—	313

	~~W~~	2,639	7,502	357,246	147,896	73,323	9,577

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	947,409	—	13,240	815,629	—	153,212
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	87,116	—	—	—	—	194
LG Electronics Vietnam Haiphong Co., Ltd.		277,743	—	—	3,019	—	924
LG Electronics Nanjing New Technology Co., Ltd.		297,033	—	—	31	—	486
LG Electronics RUS, LLC		100,894	—	—	—	—	1,972

29.	Related Parties and Others, Continued

(In millions of won)	2019
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	145,546	—	—	—	—	289
LG Innotek Co., Ltd.		7,572	—	53,886	—	—	79,162
Qingdao LG Inspur Digital Communication Co., Ltd.		22,563	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		41,858	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		114,520	—	—	—	—	85
LG Electronics Mlawa Sp. z o.o.		618,715	—	—	—	—	1,967
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	79,986	—	—
LG Electronics Reynosa, S.A. DE C.V.		722,194	—	—	—	—	1,155
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	444	14,527	—	88
HiEntech Co., Ltd.(*2)		47	—	—	7,264	—	21,576
HiEntech (Tianjin) Co., Ltd.(*2)		—	—	—	32,335	—	15,423
LG Electronics Egypt S.A.E.		97,359	—	—	—	—	241
LG Electronics Alabama Inc.		12,869	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	14	—	6,236
P.T. LG Electronics Indonesia		11,200	—	—	—	—	176
Others		12,564	—	—	33	—	6,996

	~~W~~	2,569,793	—	54,330	137,209	—	136,970

	~~W~~	3,519,841	7,502	424,816	1,100,734	73,323	299,759

(*1)	Represents transactions occurred prior to the Group’s disposal of the entire investments
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

29.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2020		December 31, 2019	December 31, 2020	December 31, 2019
Associates
AVATEC Co., Ltd.		—	—	2,714	1,029
Paju Electric Glass Co., Ltd.		—	—	84,095	62,853
WooRee E&L Co., Ltd.		—	—	3,637	1,888
YAS Co., Ltd.		—	—	18,126	27,489
Material Science Co., Ltd.		—	—	—	8

	~~W~~	—	—	108,572	93,267

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	94,193	209,939	88,629	157,713
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	3,697	6,113	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		36,417	47,740	16	75
LG Electronics Nanjing New Technology Co., Ltd.		88,075	55,343	83	49
LG Electronics RUS, LLC		10,295	17,600	—	83
LG Electronics do Brasil Ltda.		7,481	14,805	14	26
LG Innotek Co., Ltd.		227	267	31,309	36,426
LG Electronics Mexicali, S.A. DE C.V.		20,969	11,195	15	17

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2020		December 31, 2019	December 31, 2020	December 31, 2019
LG Electronics Mlawa Sp. z o.o.	~~W~~	89,481	124,390	10	75
LG Electronics Reynosa, S.A. DE C.V.		70,555	82,927	50	62
LG Electronics Egypt S.A.E.		13,359	9,432	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		—	7,221	—	—
P.T. LG Electronics Indonesia		48,677	7,696	—	16
Others		804	2,452	2,062	3,548

	~~W~~	390,037	387,181	33,559	40,377

	~~W~~	484,230	597,120	230,760	291,357

29.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as grant and collection of loans, which occurred in the normal course of business with related parties for the year ended December 31, 2019 are as follows:

(In millions of won)
	Loans(*1)
Associates	January 1, 2019		Increase	Decrease(*2)	December 31, 2019
INVENIA Co., Ltd.	~~W~~	2,000	1,000	(3,000)	—

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

29.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, a conglomerates according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2020 and 2019 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2020			December 31, 2020
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	376,898	260,736	81,353	28,583
LG Uplus Corp.		—	2,127	—	151
LG Chem Ltd. and its subsidiaries		1,286	861,285	115	179,944
S&I Corp. and its subsidiaries		324	261,710	5,864	103,896
Silicon Works Co., Ltd.		36	865,727	—	136,715
LG Corp.		—	57,200	6,799	1,417
LG Management Development Institute		—	8,294	3,480	351
LG CNS Co., Ltd. and its subsidiaries		254	202,222	253	93,477
LG Household & Health Care Ltd. and its subsidiaries		—	247	—	—
LG Holdings Japan Co., Ltd.		—	2,154	2,244	—
G2R Inc. and its subsidiaries		—	39,013	—	8,851
Robostar Co., Ltd.		—	1,769	—	1,033

	~~W~~	378,798	2,562,484	100,108	554,418

29.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2019			December 31, 2019
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	625,609	425,895	93,623	77,721
LG Uplus Corp.		—	2,358	—	208
LG Chem Ltd. and its subsidiaries		82,565	1,123,633	97	128,636
S&I Corp. and its subsidiaries(*)		867	739,722	21,307	159,202
Silicon Works Co., Ltd.		92	713,484	—	126,856
LG Corp.		—	55,059	8,781	—
LG Management Development Institute		—	8,606	3,480	231
LG CNS Co., Ltd. and its subsidiaries		20	253,056	2	75,850
LG Hausys Ltd.		3	1	—	—
LG Household & Health Care and its subsidiaries		1	214	—	6
LG Holdings Japan Co., Ltd.		—	2,056	2,264	—
G2R Inc. and its subsidiaries		—	74,830	—	29,540
Robostar Co., Ltd.		—	11,384	—	2,332
Others(*)		16	234,121	—	—

	~~W~~	709,173	3,644,419	129,554	600,582

(*)

Due to S&I Corp.’s disposal of partial investments in Serveone in May 2019, Serveone was reclassified from one of the S&I Corp.’s subsidiaries to associates. Accordingly, transactions with S&I Corp. after the disposal are classified as others. In addition, due to LG Electronics Inc.’s disposal of entire investments in HiEntech Co., Ltd. and its subsidiaries and LG Hitachi Water Solutions Co., Ltd. in September 2019, transactions after the disposal are presented as others.

29.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Short-term benefits	~~W~~	2,233	2,664
Expenses related to the defined benefit plan		346	553

	~~W~~	2,579	3,217

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2020 and 2019 is as follows:

(In millions of won)
	2020		2019
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(662,164)	(1,333,967)
Recognition of right-of-use assets and lease liabilities		51,757	29,733

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”), which comprise the separate statements of financial position of the Company as of December 31, 2020 and 2019, the related separate statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the separate financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2020 and 2019, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2020, based on criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in Korea, and our report dated March 3, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2020. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i)	Impairment test for Display CGU

As discussed in Notes 3(j), 9 and 10 to the separate financial statements, the goodwill of W14,593 million is allocated to the Company’s Display CGU. The Company’s non-financial assets as of December 31, 2020 amount to W12,624,104 million, and a large portion of which are related to the Display CGU. The recoverable amount used by the Company in impairment test of the Display CGU is value in use based on discounted cash flow model. As a result of impairment test for Display CGU, the Company concluded that recoverable amount exceeds the carrying amount.

We identified impairment test for Display CGU as a key audit matter. Revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate used to estimate value in use for impairment test of Display CGU involve significant judgement and minor changes would have a significant effect on the results of the Company’s impairment test of Display CGU.

The primary procedures we performed to address the impairment test for Display CGU include followings:

•

We tested certain internal controls over the Company’s non-financial assets impairment test process, including controls related to development of the revenue and operating expenditures forecasts, terminal growth rate and discount rate assumptions for Display CGU.

•	We compared the Company’s historical revenue and operating expenditures forecasts to actual results to assess the Company’s ability to accurately forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•	We performed sensitivity analysis over the terminal growth rate and discount rate assumptions to assess their impact on the Company’s impairment test.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing them against independently developed rates using publicly available market data for comparable entities; and

•	testing revenue, operating expenditures forecasts and terminal growth rate by comparing them against analyst reports, and industry reports.

(ii)	Assessment of recognition of deferred tax assets

As discussed in Note 24 to the separate financial statements, the deferred tax assets arise primarily due to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as, unused tax losses and tax credit carryforwards. The assessment of the recognition of these deferred tax assets is dependent on the generation of future taxable income of the Company. As of December 31, 2020, the Company had W1,971,787 million of deferred tax assets in the separate statement of financial position and W230,768 million of unrecognized tax credit carryforwards as of December 31, 2020.

We identified the assessment of the recognition of the deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit forwards expire and the feasibility of planned tax strategies. The subjectivity is primarily driven by the Company’s assumptions in revenue, operating expenditures and subsidiaries’ dividend distribution, which are used to estimate the forecasted taxable income in the future.

The primary procedures we performed to address the assessment of recognition of deferred tax assets include followings:

•

We tested certain internal controls relating to the Company’s deferred tax assets recognition process, including controls related to the development of assumptions in determining the future taxable income and subsidiaries’ dividend distribution for each year.

•

We analyzed the Company’s estimates of taxable income, including analyzing the Company’s forecasted revenue and operating expense by comparing them with the financial budgets approved by the board of directors and historical performance.

•

We compared the forecasts of taxable income and timing of utilization of tax losses and tax credit carryforwards in prior years to actual results to assess the Company’s ability to accurately forecast.

•

We also evaluated the Company’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards and collecting declared subsidiaries’ dividends in connection with the development of assumptions in determining subsidiaries’ dividend distribution.

•	We involved tax professionals with specialized skills and knowledge who assisted in assessing the feasibility of planned tax strategies when recognizing deferred tax assets.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether theses separate financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2021

This report is effective as of March 3, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Assets
Cash and cash equivalents	4, 26	~~W~~	1,220,098	1,105,245
Deposits in banks	4, 26		76,852	77,257
Trade accounts and notes receivable, net	5, 14, 26, 29		3,797,248	3,565,860
Other accounts receivable, net	5, 26		141,332	439,940
Other current financial assets	6, 26		43,151	55,665
Inventories	7		1,418,122	1,526,299
Prepaid income tax			110,388	111,129
Other current assets			140,863	199,833

Total current assets			6,948,054	7,081,228
Deposits in banks	4, 26		11	11
Investments	8		4,784,828	4,958,308
Other non-current accounts receivable, net	5, 26		5,797	19,899
Other non-current financial assets	6, 26		29,133	74,203
Property, plant and equipment, net	9,27		11,736,673	12,764,175
Intangible assets, net	10		887,431	708,047
Deferred tax assets	24		1,971,787	1,367,714
Defined benefits assets, net	12		224,997	127,252
Other non-current assets			116,491	281,843

Total non-current assets			19,757,148	20,301,452

Total assets		~~W~~	26,705,202	27,382,680

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	4,591,319	2,682,403
Current financial liabilities	11, 26, 27		2,162,989	1,474,589
Other accounts payable	26		2,373,730	3,329,040
Accrued expenses			499,610	520,395
Provisions	13		196,107	188,238
Advances received	14		312,790	898,447
Other current liabilities			44,115	47,371

Total current liabilities			10,180,660	9,140,483
Non-current financial liabilities	11, 26, 27		6,072,225	7,094,405
Non-current provisions	13		89,633	67,118
Long-term advances received	14		—	328,677
Other non-current liabilities			99,449	85,904

Total non-current liabilities			6,261,307	7,576,104

Total liabilities			16,441,967	16,716,587

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		6,223,043	6,625,901

Total equity			10,263,235	10,666,093

Total liabilities and equity		~~W~~	26,705,202	27,382,680

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Loss

For the years ended December 31, 2020 and 2019

(In millions of won, except earnings per share)	Note	2020		2019
Revenue	17, 29	~~W~~	22,799,273	21,658,329
Cost of sales	7, 18, 29		(21,566,984)	(20,834,648)

Gross profit			1,232,289	823,681
Selling expenses	19		(517,023)	(728,695)
Administrative expenses	19		(447,738)	(674,650)
Research and development expenses			(1,080,507)	(1,204,581)

Operating loss			(812,979)	(1,784,245)

Finance income	22		304,344	204,966
Finance costs	22		(519,501)	(371,856)
Other non-operating income	21		1,265,604	835,514
Other non-operating expenses	21		(1,440,237)	(2,229,160)

Loss before income tax			(1,202,769)	(3,344,781)
Income tax benefit	23		(689,507)	(704,888)

Loss for the year			(513,262)	(2,639,893)

Other comprehensive income(loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		148,436	128,640
Related income tax	12, 23		(38,032)	(35,235)

Other comprehensive income for the period, net of income tax			110,404	93,405

Total comprehensive loss for the period		~~W~~	(402,858)	(2,546,488)

Loss per share (In won)
Basic and diluted loss per share	25	~~W~~	(1,434)	(7,378)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Total comprehensive loss for the period
Loss for the year		—	—	(2,639,893)	(2,639,893)
Other comprehensive income(loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	93,405	93,405

Total comprehensive loss for the period	~~W~~	—	—	(2,546,488)	(2,546,488)

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	6,625,901	10,666,093

Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	6,625,901	10,666,093

Total comprehensive loss for the period
Loss for the year		—	—	(513,262)	(513,262)
Other comprehensive income(loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	110,404	110,404

Total comprehensive loss for the period	~~W~~	—	—	(402,858)	(402,858)

Balances at December 31, 2020	~~W~~	1,789,079	2,251,113	6,223,043	10,263,235

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Loss for the year		~~W~~	(513,262)	(2,639,893)
Adjustments for:
Income tax benefit	23		(689,507)	(704,888)
Depreciation and amortization	9, 10, 18		2,519,199	2,549,770
Gain on foreign currency translation			(234,185)	(60,963)
Loss on foreign currency translation			175,434	140,683
Expenses related to defined benefit plans	12, 20		158,793	161,056
Gain on disposal of property, plant and equipment			(43,155)	(54,756)
Loss on disposal of property, plant and equipment			58,852	25,851
Impairment loss on property, plant and equipment			11,482	1,140,760
Gain on disposal of intangible assets			—	(552)
Loss on disposal of intangible assets			368	18
Impairment loss on intangible assets			79,593	240,816
Reversal of impairment loss on intangible assets			(1,110)	(960)
Expense on increase of provisions			276,670	366,771
Finance income			(277,087)	(172,260)
Finance costs			458,358	331,475
Other income			(11,000)	(20,432)
Other expenses			—	9,078

			2,482,705	3,951,467
Changes in
Trade accounts and notes receivable			(756,684)	(830,210)
Other accounts receivable			38,701	(66,057)
Inventories			108,177	424,856
Other current assets			56,883	(14,579)
Other non-current assets			(57,421)	(37,761)
Trade accounts and notes payable			2,101,690	(447,803)
Other accounts payable			(1,152,368)	2,115,555
Accrued expenses			(12,299)	(23,461)
Provisions			(246,285)	(240,734)
Advances received			(410,811)	(216,079)
Other current liabilities			(3,958)	8,046
Defined benefit liabilities, net			(108,102)	(63,855)
Long-term advances received			—	63,672
Other non-current liabilities			12,535	7,174

			(429,942)	678,764
Cash generated from operating activities			1,539,501	1,990,338
Income taxes refunded			48,143	25,342
Interests received			9,364	13,481
Interests paid			(285,194)	(236,936)

Net cash provided by operating activities		~~W~~	1,311,814	1,792,225

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from investing activities:
Dividends received		~~W~~	8,239	18,622
Increase in deposits in banks			(76,852)	(114,257)
Proceeds from withdrawal of deposits in banks			77,257	114,200
Acquisition of financial asset at fair value through profit or loss			(200)	—
Acquisition of financial assets at fair value through other comprehensive income			—	(21)
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	107
Acquisition of investments			(7,241)	(1,224,836)
Proceeds from disposal of investments			194,553	16,738
Acquisition of property, plant and equipment			(1,249,208)	(2,173,535)
Proceeds from disposal of property, plant and equipment			450,239	384,506
Acquisition of intangible assets			(331,423)	(511,661)
Proceeds from disposal of intangible assets			16,705	2,349
Government grants received			—	3,979
Receipt from settlement of derivatives			24,468	21,752
Proceeds from collection of short-term loans			13,720	19,881
Increase in short-term loans			—	(8,725)
Increase in long-term loans			—	(6,465)
Increase in deposits			(566)	(4,949)
Decrease in deposits			1,286	5,244
Proceeds from disposal of other assets			11,000	20,416

Net cash used in investing activities			(868,017)	(3,436,655)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			1,075,095	1,264,915
Repayments of short-term borrowings			(1,070,356)	(928,335)
Proceeds from issuance of bonds			49,949	1,323,251
Proceeds from long-term borrowings			741,166	1,669,148
Repayments of current portion of long-term borrowings and bonds			(1,119,579)	(1,043,649)
Payment guarantee fee received			7,154	5,068
Repayments of lease liabilities			(12,373)	(14,006)

Net cash provided by (used in) financing activities			(328,944)	2,276,392

Net increase in cash and cash equivalents			114,853	631,962
Cash and cash equivalents at January 1			1,105,245	473,283

Cash and cash equivalents at December 31		~~W~~	1,220,098	1,105,245

See accompanying notes to the separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2020, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2020, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2020, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2020, there are 23,525,460 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 26, 2021, which will be submitted for approval to the shareholders’ meeting to be held on March 23, 2021.

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (Note 3(e))

•	Impairment assessment of non-financial assets (Note 3(j), 10)

•	Deferred tax assets and liabilities (Note3(q), 24)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(l), 13)

•	Inventories (Note 3(d), 7)

•	Property, plant and equipment (Note 9)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The accounting policies applied in these separate financial statements are the same as those applied in the Company’s separate financial statements as of and for the year ended December 31, 2019 and the significant accounting policies followed by the Company in the preparation of its separate financial statements are as follows:

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

ii)	Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2020, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Company issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

3.	Summary of Significant Accounting Policies, Continued

(g)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Software license and patent royalty are amortized over the useful lives considering the contract period.
(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the separate statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(k)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

3.	Summary of Significant Accounting Policies, Continued

(k)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

3.	Summary of Significant Accounting Policies, Continued

(k)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(l)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

3.	Summary of Significant Accounting Policies, Continued

(m)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (employee benefits asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (employee benefits asset), taking into account any changes in the net defined benefit liability (employee benefits asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (defined benefit asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

3.	Summary of Significant Accounting Policies, Continued

(m)	Employee Benefits, Continued

(v)	Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

(n)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contractg ② Identifying performance obligationsg ③ Determining transaction priceg ④ Allocating the transaction price to performance obligationsg ⑤ Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(o)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the separate financial statements.

(p)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

3.	Summary of Significant Accounting Policies, Continued

(p)	Finance Income and Finance Costs, Continued

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(q)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

3.	Summary of Significant Accounting Policies, Continued

(r)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(s)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition and the identifiable net assets acquired from business combinations are measured at fair value. If the consideration transferred exceeds the fair value of identifiable net asset, the Company recognizes goodwill; if not, then the Company recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(t)	New Standards and Amendments Not Yet Adopted

A number of amended standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Company has not early adopted the amended standards in preparing these separate financial statements.

(i)

Interest Rate Benchmark Reform – Phase 2 (Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures, K-IFRS No. 1104, Insurance Contracts and K-IFRS No. 1116, Leases)

The amendments clarify the following accounting requirements according to market-wide reform of an interest rate:

•	application of practical expedient to account for a change in the basis;

•	temporary exceptions from applying specific hedge accounting requirements; and

•	additional disclosures related to interest rate benchmark reform.

(ii)	COVID-19-Related Rent Concessions (Amendment to K-IFRS No. 1116, Leases)

The amendment provides a practical expedient that permits a lessee not to assess whether rent concessions that occur as a direct consequence of the COVID-19 pandemic are lease modification if they meet the following conditions:

•	any reduction in lease payments affects only payments originally due on or before 30 June 2021;

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than,the consideration for the lease immediately preceding the change; and

•	there is no substantive change to other terms and conditions of the lease.

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

(iii)	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016, Property, Plant and Equipment);

This amendments require an entity to recognize the proceeds from selling items produced in the manner intended by management (such as samples produced when testing whether the asset is functioning properly) and the cost of those items in profit or loss and prohibit an entity from deducting the proceeds from selling items produced before that asset is available for use from the cost of an items of property, plant and equipment.

(iv)	Amendment of Reference to the Definition of an Asset and a Liability in the Conceptual Framework (Amendments to K-IFRS No. 1103, Business Combinations);

These amendments replace the reference to the definitions of an asset and a liability in the Conceptual Framework issued in 2007 to 2018 and added an exception to the recognition principle in K-IFRS No. 1103, Business Combinations, for liabilities and contingent liabilities that would be within the scope of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS No. 2121, Levies, to apply the recognition criteria specified in those standards.

(v)	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001, Presentation of Financial Statements)

These amendments clarify that an entity has a right to defer settlement of the liability at the end of the reporting period if it complies with the conditions at that date and classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least 12 months after the reporting period.

(vi)	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets)

These amendments specify the scope of “the unavoidable costs of meeting the obligations under the contract” is “the costs that relate directly to the contracts” (the incremental costs of fulfilling the contract and an allocation of other costs that relate directly to fulfilling contracts).

The Company is currently assessing the impacts of adoption of above amended standards on the Company’s financial position and business performance and management believes that the adoption of the amended standards are expected to have no significant impact on the separate financial statements of the Company, except for the amendments to K-IFRS No. 1016, Property, Plant and Equipment.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	1,220,098	1,105,245
Deposits in banks
Restricted deposits (*)	~~W~~	76,852	77,257
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	1,296,961	1,182,513

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable

(a)	Trade accounts and notes receivable as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Due from third parties	~~W~~	201,640	221,243
Due from related parties		3,595,608	3,344,617

	~~W~~	3,797,248	3,565,860

(b)	Other accounts receivable as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current assets
Non-trade receivables, net	~~W~~	130,217	438,659
Accrued income		11,115	1,281

	~~W~~	141,332	439,940

Non-current assets
Long-term non-trade receivables	~~W~~	5,797	19,899

	~~W~~	147,129	459,839

Due from related parties included in other accounts receivable, as of December 31, 2020 and 2019 are ~~W~~59,620 million and ~~W~~45,518 million, respectively.

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	December 31, 2020
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,796,830	146,153	(27)	(1,466)
1-15 days past due		415	919	—	(7)
16-30 days past due		30	521	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,797,275	148,632	(27)	(1,503)

(In millions of won)	December 31, 2019
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,565,795	184,991	(5)	(2,952)
1-15 days past due		70	3,488	—	(1)
16-30 days past due		—	94	—	—
31-60 days past due		—	61	—	—
More than 60 days past due		—	274,183	—	(25)

	~~W~~	3,565,865	462,817	(5)	(2,978)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	5	2,978	5	989
(Reversal of) bad debt expense		22	(411)	—	1,989
Write-off		—	(1,064)	—	—
Balance at the end of the year	~~W~~	27	1,503	5	2,978

6.	Other Financial Assets

Other financial assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020		December 31, 2019
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	9,252	34,036
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	24	6
Financial assets carried at amortized cost
Short-term loans	~~W~~	28,491	21,623
Deposits		5,384	—

	~~W~~	43,151	55,665

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	1,381	2,997
Convertible bonds		1,289	1,544
Derivatives(*)		111	15,640

	~~W~~	2,781	20,181

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	48	70
Financial assets carried at amortized cost
Deposits	~~W~~	12,405	13,125
Long-term loans		13,899	40,827

	~~W~~	26,304	53,952

	~~W~~	29,133	74,203

(*)	Represents valuation gain from cross currency interest rate swap related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

7.	Inventories

Inventories as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Finished goods	~~W~~	372,864	394,069
Work-in-process		539,747	696,993
Raw materials		411,165	341,004
Supplies		94,346	94,233

	~~W~~	1,418,122	1,526,299

For the years ended December 31, 2020 and 2019, the amount of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)
	2020		2019
Inventories recognized as cost of sales	~~W~~	21,566,984	20,834,648
Inventory write-downs		178,155	408,567
Usage of inventory write-downs		(408,567)	(280,323)

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2020 and 2019.

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2020			December 31, 2019
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.(*1)	Wroclaw, Poland	Manufacture display products	—		—	100%		160,361
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		13,564	100%		6,322
LG Display High-Tech (China) Co., Ltd.(*3)	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	74%		1,794,547
Money Market Trust	Seoul, Korea	Money market trust	100%		11,300	100%		34,700

				~~W~~	4,699,139		~~W~~	4,875,658

8.	Investments, Continued

(*1)	In May 2020, LG Display Poland Sp. z o.o. completed the liquidation process and the Company recognized a gain on disposal of investments of ~~W~~8,392 million.
(*2)

For the year ended December 31, 2020, the Company contributed ~~W~~7,242 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*3)

For the year ended December 31, 2020, non-controlling shareholders contributed ~~W~~172,966 million in cash for the stocks issued by LG Display High-Tech (China) Co., Ltd. (“LGDCO”). The Company’s ownership percentage in LGDCO decreased from 74% to 69% as a result.

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2020			December 31, 2019
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.(*1)	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,540	14%		7,310
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	14%		8,000	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH(*2)	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	12%		2,609	12%		4,714
Material Science Co., Ltd.(*3)	Seoul, South Korea	Develop, manufacture and sell material for display	10%		3,791	10%		2,354
Nanosys Inc.(*4)	Milpitas, U.S.A.	Develop, manufacture and sell material for display	3%		5,660	4%		5,183

				~~W~~	85,689		~~W~~	82,650

8.	Investments, Continued

(*1)	For the year ended December 31, 2020, the Company recognized a reversal of impairment loss of ~~W~~3,230 million as finance income for the investments in WooRee E&L Co., Ltd.
(*2)

For the year ended December 31, 2020, the Company recognized an impairment loss of ~~W~~2,105 million as finance cost for the investments in Cynora GmbH. As of December 31, 2020, the Company’s ownership percentage in Cynora GmbH decreased from 12.2% to 11.6% as the Company did not participate in the rights issue.

(*3)	For the year ended December 31, 2020, the Company recognized a reversal of impairment loss of ~~W~~1,437 million as finance income for the investments in Material Science Co., Ltd.
(*4)

For the year ended December 31, 2020, the Company recognized a reversal of impairment loss of ~~W~~477 million as finance income for the investments in Nanosys Inc. As of December 31, 2020, the Company’s ownership percentage in Nanosys Inc. decreased from 4% to 3% as the Company did not participate in the rights issue.

Dividends income recognized from subsidiaries and associates for the years ended December 31, 2020 and 2019 amounted to ~~W~~8,239 million and ~~W~~18,622 million, respectively.

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2020 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in- progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2020	~~W~~	454,035	4,839,806	36,694,704	668,956	4,491,455	19,078	632,773	47,800,807
Accumulated depreciation as of January 1, 2020		—	(2,596,845)	(30,263,872)	(601,071)	—	(12,354)	(400,341)	(33,874,483)
Accumulated impairment loss as of January 1, 2020		—	(68,091)	(986,297)	(5,037)	(75,474)	(309)	(26,941)	(1,162,149)

Book value as of January 1, 2020	~~W~~	454,035	2,174,870	5,444,535	62,848	4,415,981	6,415	205,491	12,764,175

Additions		—	—	—	—	1,319,984	11,193	—	1,331,177
Depreciation		—	(205,736)	(1,708,850)	(32,711)	—	(12,176)	(187,148)	(2,146,621)
Disposals		(11,266)	(32,519)	(104,997)	(3,024)	—	—	(48,770)	(200,576)
Impairment loss		—	1,074	(4,203)	8	(3,424)	—	(4,937)	(11,482)
Others(*2)		53	36,079	373,823	43,658	(712,690)	—	259,077	—

Book value as of December 31, 2020	~~W~~	442,822	1,973,768	4,000,308	70,779	5,019,851	5,432	223,713	11,736,673

Acquisition cost as of December 31, 2020	~~W~~	442,822	4,816,013	36,778,107	492,022	5,096,488	27,680	762,013	48,415,145

Accumulated depreciation as of December 31, 2020	~~W~~	—	(2,775,252)	(31,787,378)	(416,215)	—	(22,001)	(515,671)	(35,516,517)

Accumulated impairment loss as of December 31, 2020	~~W~~	—	(66,993)	(990,421)	(5,028)	(76,637)	(247)	(22,629)	(1,161,955)

(*1)	As of December 31, 2020, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2019	~~W~~	461,828	4,860,942	34,433,030	652,723	8,469,901	—	479,594	49,358,018
Accumulated depreciation as of January 1, 2019		—	(2,444,534)	(31,062,229)	(569,823)	—	—	(250,977)	(34,327,563)
Accumulated impairment loss as of January 1, 2019		—	—	(28,001)	—	(17,890)	—	—	(45,891)

Book value as of January 1, 2019	~~W~~	461,828	2,416,408	3,342,800	82,900	8,452,011	—	228,617	14,984,564
Recognition of right-of-use assets on initial application of K-IFRS No. 1116		—	—	—	—	—	16,332	—	16,332
Adjusted book value as of January 1,2019,		461,828	2,416,408	3,342,800	82,900	8,452,011	16,332	228,617	15,000,896

Additions		—	—	—	—	1,647,209	3,874	—	1,651,083
Depreciation		—	(210,827)	(1,700,851)	(39,222)	—	(13,482)	(190,220)	(2,154,602)
Disposals		(7,844)	(4,947)	(557,241)	(1,519)	—	—	(16,912)	(588,463)
Impairment loss(*2)		—	(72,902)	(960,587)	(5,037)	(74,984)	(309)	(26,941)	(1,140,760)
Others(*3)		51	47,138	5,324,621	25,726	(5,608,483)	—	210,947	—
Government grants received		—	—	(4,207)	—	228	—	—	(3,979)

Book value as of December 31, 2019	~~W~~	454,035	2,174,870	5,444,535	62,848	4,415,981	6,415	205,491	12,764,175

Acquisition cost as of December 31, 2019	~~W~~	454,035	4,839,806	36,694,704	668,956	4,491,455	19,078	632,773	47,800,807

Accumulated depreciation as of December 31, 2019	~~W~~	—	(2,596,845)	(30,263,872)	(601,071)	—	(12,354)	(400,341)	(33,874,483)

Accumulated impairment loss as of December 31, 2019	~~W~~	—	(68,091)	(986,297)	(5,037)	(75,474)	(309)	(26,941)	(1,162,149)

(*1)	As of December 31, 2019, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and impairment losses amounting to ~~W~~1,108,500 million(~~W~~986,579 million and ~~W~~121,921 million for Display(AD PO) and Lighting CGUs, respectively) were recognized as other non-operating expenses.

(*3)	Others are mainly amounts transferred from construction-in-progress.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Capitalized borrowing costs	~~W~~	77,087	135,004
Capitalization rate		2.85%	2.88%

10.	Intangible Assets and Non-current Asset Impairment

(a)	Changes in intangible assets for the year ended December 31, 2020 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relation- ships	Technology	Goodwill	Others(*2)	Total
Acquisition cost as of January 1, 2020	~~W~~	715,104	975,739	55,988	2,580,777	14,203	59,176	11,074	72,588	13,079	4,497,728
Accumulated amortization as of January 1, 2020		(593,155)	(809,994)	—	(2,073,881)	—	(37,491)	(10,704)	—	(13,079)	(3,538,304)
Accumulated impairment loss as of January 1, 2020		(21,690)	(7,733)	(10,561)	(131,713)	—	(21,685)	—	(57,995)	—	(251,377)

Book value as of January 1, 2020	~~W~~	100,259	158,012	45,427	375,183	14,203	—	370	14,593	—	708,047
Additions - internally developed		—	—	—	284,487	—	—	—	—	—	284,487
Additions - external purchases		304,252	7,788	—	—	50,988	—	—	—	3	363,031
Amortization (*1)		(23,860)	(69,546)	—	(278,799)	—	—	(370)	—	(3)	(372,578)
Disposals		—	—	(17,073)	—	—	—	—	—	—	(17,073)
Impairment loss (*3)		—	(675)	—	(78,918)	—	—	—	—	—	(79,593)
Reversal of impairment loss		—	—	1,110	—	—	—	—	—	—	1,110
Transfer from construction-in-progress		—	55,074	—	—	(55,074)	—	—	—	—	—

Book value as of December 31, 2020	~~W~~	380,651	150,653	29,464	301,953	10,117	—	—	14,593	—	887,431

Acquisition cost as of December 31, 2020	~~W~~	979,514	1,041,468	38,915	2,865,264	10,117	59,176	11,074	72,588	13,082	5,091,198

Accumulated amortization as of December 31, 2020	~~W~~	(577,290)	(882,407)	—	(2,352,680)	—	(37,491)	(11,704)	—	(13,082)	(3,874,024)

Accumulated impairment loss as of December 31, 2020	~~W~~	(21,573)	(8,408)	(9,451)	(210,631)	—	(21,685)	—	(57,995)	—	(329,743)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Company recognized an impairment loss amounting to ~~W~~78,918 million for development projects with low feasibility to result in revenue generation after the impairment review.

10.	Intangible Assets and Non-current Asset Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2019 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relation- ships	Technology	Goodwill	Others(*2)	Total
Acquisition cost as of January 1, 2019	~~W~~	686,707	895,186	56,959	2,142,832	33,867	59,176	11,074	72,588	13,077	3,971,466
Accumulated amortization as of January 1, 2019		(570,476)	(739,211)	—	(1,775,922)	—	(34,854)	(9,597)	—	(13,077)	(3,143,137)
Accumulated impairment loss as of January 1, 2019		—	—	(11,521)	—	—	—	—	—	—	(11,521)

Book value as of January 1, 2019	~~W~~	116,231	155,975	45,438	366,910	33,867	24,322	1,477	72,588	—	816,808
Additions - internally developed		—	—	—	437,945	—	—	—	—	—	437,945
Additions - external purchases		28,397	—	845	—	60,889	—	—	—	2	90,133
Amortization (*1)		(22,679)	(70,783)	—	(297,959)	—	(2,637)	(1,107)	—	(2)	(395,167)
Disposals		—	—	(1,816)	—	—	—	—	—	—	(1,816)
Impairment loss (*3)(*4)		(21,690)	(7,733)	—	(131,713)	—	(21,685)	—	(57,995)	—	(240,816)
Reversal of impairment loss		—	—	960	—	—	—	—	—	—	960
Transfer from construction-in-progress		—	80,553	—	—	(80,553)	—	—	—	—	—

Book value as of December 31, 2019	~~W~~	100,259	158,012	45,427	375,183	14,203	—	370	14,593	—	708,047

Acquisition cost as of December 31, 2019	~~W~~	715,104	975,739	55,988	2,580,777	14,203	59,176	11,074	72,588	13,079	4,497,728

Accumulated amortization as of December 31, 2019	~~W~~	(593,155)	(809,994)	—	(2,073,881)	—	(37,491)	(10,704)	—	(13,079)	(3,538,304)

Accumulated impairment loss as of December 31, 2019	~~W~~	(21,690)	(7,733)	(10,561)	(131,713)	—	(21,685)	—	(57,995)	—	(251,377)

10.	Intangible Assets and Non-current Asset Impairment, Continued

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and the impairment losses amounting to ~~W~~122,994 million(~~W~~17,650 million and ~~W~~105,344 million for Display(AD PO) and Lighting CGUs, respectively) were recognized as other non-operating expenses. The impairment amount is reduced in goodwill, customer relationships and others.

(*4)	The Company recognized an impairment loss amounting to ~~W~~117,822 million for development projects with low feasibility to result in revenue generation after the impairment review.

(c)	Development costs as of December 31, 2020 and 2019 are as follows:

(i)	As of December 31, 2020

(In millions of won and in years)

Classification	Product type	Book Value
Development completed	TV	~~W~~	20,803
	IT		51,784
	Mobile		33,097

		~~W~~	105,684

Development in process	TV	~~W~~	49,773
	IT		42,762
	Mobile		103,734

		~~W~~	196,269

		~~W~~	301,953

(ii)	As of December 31, 2019

(In millions of won and in years)

Classification	Product type	Book Value
Development completed	TV	~~W~~	22,597
	IT		26,834
	Mobile		53,350

		~~W~~	102,781

Development in process	TV	~~W~~	42,587
	IT		72,332
	Mobile		157,483

		~~W~~	272,402

		~~W~~	375,183

10.	Intangible Assets and Non-current Asset Impairment, Continued

(d)	Impairment assessment on CGU with allocated goodwill

As of December 31, 2020, goodwill is allocated to the Company’s Display CGU which has a large portion of the Company’s non-current financial assets. The carrying amount of goodwill allocated to Display CGU is as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Display CGU	~~W~~	14,593	14,593

The recoverable amount of Display CGU is estimated based on its value in use. Value in use is calculated using the estimated pre-tax cash flow based on 5-year business plan approved by management. The estimated sales of the Company’s products used in the forecast was determined considering external sources and the Company’s past experience. Management estimated the future pre-tax cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. For Display CGU, the terminal growth rate and the discount rate in the estimation of value in use as of December 31, 2020 are as follows.

(In millions of won)
	Discount rate(*)	Terminal growth rate
Display CGU	~~W~~ 7.0%	1.0%

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Company. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Company’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Company.

As a result of impairment test, the Company concluded that there was no impairment to Display CGU. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model.

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020		December 31, 2019
Current
Short-term borrowings	~~W~~	326,400	347,340
Current portion of long-term borrowings and bonds		1,769,735	1,117,218
Current portion of payment guarantee liabilities		4,576	5,674
Derivatives(*)		58,875	—
Lease liabilities		3,403	4,357

	~~W~~	2,162,989	1,474,589

Non-current
Won denominated borrowings	~~W~~	2,435,000	2,692,560
Foreign currency denominated borrowings		1,572,160	1,626,709
Bonds		1,948,541	2,741,516
Payment guarantee liabilities		5,797	10,828
Derivatives(*)		108,750	20,592
Lease liabilities		1,977	2,200

	~~W~~	6,072,225	7,094,405

(*)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2020 and 2019 are as follows.

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2020 (%)(*)	December 31, 2020		December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.98	~~W~~	326,400		347,340
Foreign currency equivalent		USD	300	USD	300

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2020 and 2019 are as follows :

(In millions of won)
Lender	Annual interest rate as of December 31, 2020 (%)(*)	December 31, 2020		December 31, 2019
Woori Bank	2.75	~~W~~	60	608
Korea Development Bank and others	CD rate (91days) + 1.00~1.60, 2.21~3.40		3,272,500	3,330,000
Less current portion of long-term borrowings			(837,560)	(638,048)

		~~W~~	2,435,000	2,692,560

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of December 31, 2020 and 2019 are as follows :

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2020 (%)	December 31, 2020		December 31, 2019
The Export-Import Bank of Korea and others	3ML+0.75 ~ 2.40 6ML+1.25 ~1.35	~~W~~	1,680,960	1,696,177

Foreign currency equivalent			USD 1,545	USD 1,465
Less current portion of long-term borrowings			(108,800)	(69,468)

		~~W~~	1,572,160	1,626,709

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2020 and 2019 are as follows :

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2020 (%)	December 31, 2020		December 31, 2019
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2021~ February 2024	1.95~2.95	~~W~~	1,320,000	1,730,000
Privately issued bonds	May 2022~ May 2033	3.25~4.25		160,000	110,000
Less discount on bonds				(1,798)	(3,404)
Less current portion				(499,796)	(409,702)

			~~W~~	978,406	1,426,894

Foreign currency denominated bonds at amortized cost(*2)
Publicly issued bonds	November 2021	3.88	~~W~~	326,400	347,340
Privately issued bonds	April 2023	3ML+1.47		108,800	115,780
Foreign currency equivalent				USD 400	USD 400
Less discount on bonds				(3,161)	(6,883)
Less current portion				(323,579)	—

			~~W~~	108,460	456,237

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds	August 2024	1.50	~~W~~	861,675	858,385
Foreign currency equivalent				USD 792	USD 741

			~~W~~	1,948,541	2,741,516

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding as of December 31, 2020 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date
Principal redemption

1.  Redemption at maturity:

Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

—On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

—The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

—In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the day of third anniversary from issuance date

The Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2020 is as follows:

(In won and No. of shares)
	December 31, 2020
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit plan assets) recognized as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Present value of partially funded defined benefit obligations	~~W~~	1,392,293	1,476,866
Fair value of plan assets		(1,617,290)	(1,604,118)

	~~W~~	(224,997)	(127,252)

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Defined benefit obligations at January 1	~~W~~	1,476,866	1,592,366
Current service cost		161,898	192,528
Past service cost		—	(32,006)
Interest cost		35,490	42,360
Remeasurements (before tax)		(155,700)	(137,464)
Benefit payments		(123,616)	(95,099)
Curtailment of plans		—	(80,470)
Net transfers from (to) related parties		(2,645)	(5,349)

Defined benefit obligations at December 31	~~W~~	1,392,293	1,476,866

Weighted average remaining maturity of defined benefit obligations as of December 31, 2020 and 2019 are 15.06 years and 15.12 years, respectively.

12.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Fair value of plan assets at January 1	~~W~~	1,604,118	1,548,179
Expected return on plan assets		38,595	41,826
Remeasurements (before tax)		(7,264)	(8,824)
Contributions by employer directly to plan assets		100,000	185,000
Benefit payments		(118,159)	(81,876)
Net transfers from (to) related parties		—	280
Curtailment of plans		—	(80,467)

Fair value of plan assets at December 31	~~W~~	1,617,290	1,604,118

(d)	Plan assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Guaranteed deposits in banks	~~W~~	1,617,290	1,604,118

As of December 31, 2020, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Current service cost	~~W~~	161,898	192,528
Past service cost		—	(32,006)
Net interest cost		(3,105)	534

	~~W~~	158,793	161,056

Expenses are recognized as following in the separate statements of comprehensive income (loss):

(In millions of won)
	2020		2019
Cost of sales	~~W~~	122,245	119,147
Selling expenses		8,129	10,221
Administrative expenses		16,499	16,798
Research and development expenses		11,920	14,890

	~~W~~	158,793	161,056

12.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	~~W~~	(72,208)	(165,613)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		36,769	43,644
Demographic assumptions		(2,584)	(19,952)
Financial assumptions		121,515	113,772
Return on plan assets		(7,264)	(8,824)

	~~W~~	148,436	128,640

Income tax	~~W~~	(38,032)	(35,235)

Balance at December 31	~~W~~	38,196	(72,208)

(g)	Principal actuarial assumptions as of December 31, 2020 and 2019 (expressed as weighted averages) are as follows:

	December 31, 2020	December 31, 2019
Expected rate of salary increase	2.9%	3.4%
Discount rate for defined benefit obligations	2.6%	2.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2020	December 31, 2019
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

12.	Employee Benefits, Continued

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2020:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(182,556)	221,953
Expected rate of salary increase		218,924	(183,720)

13.	Provisions

Changes in provisions for the year ended December 31, 2020 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2020	~~W~~	228,975	26,381	255,356
Additions (reversal)		277,448	(10,697)	266,751
Usage		(235,589)	(778)	(236,367)

Balance at December 31, 2020	~~W~~	270,834	14,906	285,740

Current	~~W~~	181,201	14,906	196,107
Non-current	~~W~~	89,633	—	89,633

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of December 31, 2020, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

Solas OLED Ltd. filed patent infringement actions in the United States District Court for the Western District of Texas and the Mannheim District Court in Germany in April 2019, in the Beijing Intellectual Property Court in China in May 2019 and in the United States District Court for the Western District of Texas in September 2020 against the Company, television manufacturers and others. In November 2020, the Mannheim District Court issued a decision in favor of the plaintiff and at the same month the Company appealed Mannheim District Court’s November decision. The Company reached an agreement with the plaintiff for the above lawsuits in December 2020, and they are expected to be withdrawn in early 2021 through follow-up procedures.

Others

The Company is involved in various lawsuits and disputes in addition to pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,115 million (~~W~~1,213,120 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2020, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~602,040 million in connection with its domestic and export sales transactions and, as of December 31, 2020, ~~W~~86,956 million accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2020, the Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 150	~~W~~	163,200
Sumitomo Mitsui Banking Corporation	USD 50		54,400
Industrial Bank of Korea	USD 100		108,800
Industrial and Commercial Bank of China	USD 200		217,600
Shinhan Bank	USD 200		217,600
KB Kookmin Bank	USD 100		108,800
MUFG Bank	USD 100		108,800
The Export–Import Bank of Korea	USD 200		217,600

	USD 1,100	~~W~~	1,196,800

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,197 million (~~W~~1,302,810 million).

In addition, the Company obtained payment guarantees amounting to USD 338 million (~~W~~367,200 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements. The Company also obtained payment guarantees amounting to USD 306 million (~~W~~332,724 million) from Korea Development Bank for foreign currency denominated bonds and USD 2 million (~~W~~2,176 million) from Shinhan Bank for value added tax payments in Poland.

License agreements

As of December 31, 2020, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2020.

Long-term supply agreement

As of December 31, 2020, in connection with long-term supply agreements with customers, the Company recognized USD 200 million (~~W~~217,600 million) in advances received. The advances received are offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 338 million (~~W~~367,200 million) from KB Kookmin Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

15.	Share Capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2020 and December 31, 2019, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2019 to December 31, 2020.

16.	Retained earnings

(a)	Retained earnings as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Legal reserve	~~W~~	212,158	212,158
Other reserve		68,251	68,251
Defined benefit plan actuarial income (loss)		38,196	(72,208)
Unappropriated retained earnings		5,904,438	6,417,700

	~~W~~	6,223,043	6,625,901

(b)	For the years ended December 31, 2020 and 2019, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2020		2019
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	6,417,700	9,057,593
Loss for the year		(513,262)	(2,639,893)

Unappropriated retained earnings carried forward to the following year	~~W~~	5,904,438	6,417,700

For the years ended December 31, 2020 and 2019, the date of appropriation is March 23, 2021 and March 20, 2020, respectively.

17.	Revenue

Details of revenue for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Sales of goods	~~W~~	22,719,575	21,593,333
Royalties		50,681	40,271
Others		29,017	24,725

	~~W~~	22,799,273	21,658,329

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Changes in inventories	~~W~~	108,177	424,856
Purchases of raw materials, merchandise and others		8,539,506	8,616,802
Depreciation and amortization		2,519,199	2,549,770
Outsourcing		7,612,513	6,377,774
Labor		2,116,004	2,398,422
Supplies and others		643,432	615,620
Utility		664,869	711,890
Fees and commissions		370,041	466,415
Shipping		55,959	65,986
Advertising		112,678	192,333
Warranty		277,448	365,993
Travel		57,210	85,091
Taxes and dues		57,199	58,899
Impairment loss on property, plant and equipment		11,482	1,140,760
Impairment loss on intangible assets		79,593	240,816
Others		545,996	560,225

	~~W~~	23,771,306	24,871,652

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries(*)	~~W~~	191,932	410,355
Expenses related to defined benefit plans		24,697	27,109
Other employee benefits		42,475	47,976
Shipping		38,106	48,256
Fees and commissions		125,125	129,209
Depreciation		88,315	107,571
Taxes and dues		3,099	2,478
Advertising		112,678	192,333
Warranty		277,448	365,993
Insurance		7,806	6,026
Travel		6,070	17,338
Training		6,941	9,535
Others		40,069	39,166

	~~W~~	964,761	1,403,345

(*)	Expenses recognized in relation to employee termination benefits for the years ended December 31, 2020 and 2019 amount to ~~W~~1,380 million and ~~W~~218,826 million, respectively.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries and wages	~~W~~	1,765,366	2,062,943
Other employee benefits		257,427	285,794
Contributions to National Pension plan		67,241	73,149
Expenses related to defined benefit plans and defined contribution plans(*)		159,409	161,848

	~~W~~	2,249,443	2,583,734

(*)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2020 and 2019 amount to ~~W~~616 million and ~~W~~792 million, respectively.

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency gain	~~W~~	1,204,657	752,629
Gain on disposal of property, plant and equipment		43,155	54,756
Gain on disposal of intangible assets		—	552
Reversal of impairment loss on intangible assets		1,110	960
Rental income		1,692	1,832
Others		14,990	24,785

	~~W~~	1,265,604	835,514

(b)	Details of other non-operating expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency loss	~~W~~	1,281,183	800,082
Other bad debt expense		—	1,349
Loss on disposal of property, plant and equipment		58,852	25,851
Impairment loss on property, plant and equipment		11,482	1,140,760
Loss on disposal of intangible assets		368	18
Impairment loss on intangible assets		79,593	240,816
Donations		378	592
Others		8,381	19,692

	~~W~~	1,440,237	2,229,160

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Finance income
Interest income	~~W~~	8,614	13,633
Dividend income		8,239	18,622
Foreign currency gain		243,071	77,502
Gain on disposal of investments		8,392	5,408
Reversal of impairment loss on investments		5,144	2,564
Gain on transaction of derivatives		24,759	21,752
Gain on valuation of derivatives		—	59,781
Gain on valuation of financial assets at fair value through profit or loss		58	402
Others	~~W~~	6,067	5,302

		304,344	204,966

Finance costs
Interest expense	~~W~~	221,131	134,894
Foreign currency loss		65,404	104,153
Loss on repayment of borrowings		794	—
Impairment loss on investments		2,104	39,884
Loss on sale of trade accounts and notes receivable		1,870	1,769
Loss on valuation of financial assets at fair value through profit or loss		2,130	4,531
Loss on valuation of financial liabilities at fair value through profit or loss		36,798	56,384
Loss on transaction of derivatives		291	—
Loss on valuation of derivatives		187,344	17,999
Others		1,635	12,242

	~~W~~	519,501	371,856

23.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Current tax expense (benefit)
Current year	~~W~~	5,172	9,328
Adjustment for prior years		(52,574)	(163,203)

	~~W~~	(47,402)	(153,875)
Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(361,075)	(875,314)
Change in unrecognized deferred tax assets(*)		(281,030)	324,301

	~~W~~	(642,105)	(551,013)

Income tax benefit	~~W~~	(689,507)	(704,888)

(*)

The 2020 amount includes tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards due to amendments to tax laws (extension of tax credit carry forward period from 5 years to 10 years and others) resulting in increase of probability for utilization of tax credits.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020				2019
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	148,436	(38,032)	110,404	128,640	(35,235)	93,405

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2020 and 2019 is as follows:

(In millions of won)
		2020		2019
Loss for the year	~~W~~		(513,262)		(2,639,893)
Income tax benefit			(689,507)		(704,888)

Loss before income tax			(1,202,769)		(3,344,781)

Income tax benefit using the Company’s statutory tax rate		25.53%	(307,067)	25.67%	(858,605)
Non-deductible expenses (Non-taxable income)		0.27%	(3,270)	(0.53%)	17,870
Tax credits		6.06%	(72,884)	1.35%	(45,237)
Change in unrecognized deferred tax assets(*1)		22.18%	(266,771)	(9.70%)	324,301
Adjustment for prior years(*2)		3.93%	(47,229)	4.88%	(163,203)
Effect on change in tax rate		(0.61%)	7,386	(0.66%)	22,201
Others		(0.03%)	328	0.07%	(2,215)

Income tax benefit	~~W~~		(689,507)		(704,888)

Effective tax rate			(*3)		(*3)

(*1)

The 2020 amount includes tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards due to amendments to tax laws (extension of tax credit carry forward period from 5 years to 10 years and others) resulting in increase of probability for utilization of tax credits.

(*2)

Adjustment for prior years in 2020 consist of additional use of tax credits in amended tax returns and others. Adjustment for prior years in 2019 consist of additional use of tax credits in amended tax returns and expected amount of income tax refund in relation to the transfer price investigation and others.

(*3)	Actual effective tax rate are not calculated due to loss before income tax.

(d)	Tax uncertainties

In relation to transfer price investigations conducted in subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China are in progress since 2019. Upon completion of the above process, double taxation is expected to be eliminated. During the year ended December 31, 2019, the Company recognized current tax assets of ~~W~~109,222 million in connection with the above and there is no change for the year ended December 31, 2020.

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2020, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~308,402 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration and planned tax strategies are feasible. As of December 31, 2020, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030
Tax credit carryforwards	~~W~~	230,768	10,278	48,578	48,293	82,707	40,912

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2020		December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Other accounts receivable, net	~~W~~	—	—	(13)	(4,364)	(13)	(4,364)
Inventories, net		38,700	78,730	—	—	38,700	78,730
Defined benefit liabilities		—	—	(35,617)	—	(35,617)	—
Accrued expenses		115,762	120,854	—	—	115,762	120,854
Property, plant and equipment		476,162	465,883	—	—	476,162	465,883
Intangible assets		16,226	19,422	—	—	16,226	19,422
Provisions		70,125	59,875	—	—	70,125	59,875
Other temporary differences		81,585	52,293	(2,045)	—	79,540	52,293
Tax loss carryforwards		819,133	536,684	—	—	819,133	536,684
Tax credit carryforwards		391,769	38,337	—	—	391,769	38,337

Deferred tax assets (liabilities)	~~W~~	2,009,462	1,372,078	(37,675)	(4,364)	1,971,787	1,367,714

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	January 1, 2019		Profit or loss	Other comprehensive loss	December 31, 2019	Profit or loss	Other comprehensive loss	December 31, 2020

Other accounts receivable, net	~~W~~	(1,013)	(3,351)	—	(4,364)	4,351	—	(13)
Inventories, net		53,882	24,848	—	78,730	(40,030)	—	38,700
Defined benefit liabilities, net		—	35,235	(35,235)	—	2,415	(38,032)	(35,617)
Accrued expenses		121,508	(654)	—	120,854	(5,092)	—	115,762
Property, plant and equipment		191,073	274,810	—	465,883	10,279	—	476,162
Intangible assets		925	18,497	—	19,422	(3,196)	—	16,226
Provisions		32,468	27,407	—	59,875	10,250	—	70,125
Gain or loss on foreign currency translation, net		13	(13)	—	—	—	—	—
Others		17,932	34,361	—	52,293	27,247	—	79,540
Tax loss carryforwards		126,755	409,929	—	536,684	282,449	—	819,133
Tax credit carryforwards		308,393	(270,056)	—	38,337	353,432	—	391,769

Deferred tax assets (liabilities)	~~W~~	851,936	551,013	(35,235)	1,367,714	642,105	(38,032)	1,971,787

25.	Loss per Share

(a)	Basic loss per share for the years ended December 31, 2020 and 2019 are as follows:

(In won and No. of shares)	2020		2019
Loss for the year	~~W~~	(513,262,046,420)	(2,639,892,599,202)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(1,434)	(7,378)

For the years ended December 31, 2020 and 2019, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic loss per share.

(b)

Diluted loss per share is not different from basic loss per share. As of December 31, 2020, 40,988,998 shares of potential common stock to be issued from conversion were excluded from the calculation of weighted-average number of common stocks due to antidilution.

26.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Company entered into cross currency interest rate swap contracts to hedge currency risk with respect to foreign currency denominated borrowings and bonds.

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of December 31, 2020 and 2019 are as follows:

(In millions)	December 31, 2020
	USD	JPY	CNY	PLN	EUR	GBP
Cash and cash equivalents	1,112	7	41	2	—	—
Trade accounts and notes receivable	3,425	1,782	—	—	—	—
Non-trade receivables	79	90	—	—	6	—
Trade accounts and notes payable	(3,035)	(8,853)	—	—	—	—
Other accounts payable	(266)	(4,765)	(25)	—	(1)	(2)
Financial liabilities	(3,034)	—	—	—	—	—

	(1,719)	(11,739)	16	2	5	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—

Net exposure	506	(11,739)	16	2	5	(2)

(In millions)	December 31, 2019
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	907	3	2	1	2
Trade accounts and notes receivable	2,880	3,974	—	—	—
Non-trade receivables	306	452	—	—	—
Trade accounts and notes payable	(1,035)	(7,346)	—	—	—
Other accounts payable	(145)	(3,619)	—	—	(9)
Financial liabilities	(2,900)	—	—	—	—

	13	(6,536)	2	1	(7)

Cross currency interest rate swap contracts	2,085	—	—	—	—

Net exposure	2,098	(6,536)	2	1	(7)

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2020 and 2019 and the exchange rates at December 31, 2020 and December 31, 2019 are as follows:

(In won)	Average rate			Reporting date spot rate
	2020		2019	December 31, 2020		December 31, 2019
USD	~~W~~	1,180.46	1,165.46	~~W~~	1,088.00	1,157.80
JPY		11.05	10.70		10.54	10.63
CNY		170.90	168.56		166.96	165.74
PLN		302.95	303.62		292.02	304.87
EUR		1,345.71	1,304.52		1,338.24	1,297.43
GBP		1,513.48	1,487.46		1,482.40	1,420.32

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2020 and 2019, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2020			December 31, 2019
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	19,957	19,957	~~W~~	88,054	88,054
JPY (5 percent weakening)		(4,486)	(4,486)		(2,520)	(2,520)
CNY (5 percent weakening)		97	97		12	12
PLN (5 percent weakening)		21	21		11	11
EUR (5 percent weakening)		243	243		(329)	(329)
GBP (5 percent weakening)		(107)	(107)		—	—

A stronger won against the above currencies as of December 31, 2020 and 2019 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

26.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,925 million (~~W~~2,094,400 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of December 31, 2020 and 2019 is as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Fixed rate instruments
Financial assets	~~W~~	1,297,022	1,182,579
Financial liabilities		(5,792,416)	(6,066,554)

	~~W~~	(4,495,394)	(4,883,975)

Variable rate instruments
Financial liabilities	~~W~~	(2,259,420)	(2,458,789)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2020 and 2019, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2020
Variable rate instruments(*)	~~W~~	(2,333)	2,333	(2,333)	2,333
December 31, 2019
Variable rate instruments(*)	~~W~~	(2,847)	2,847	(2,847)	2,847

(*)	Financial instruments related to non-hedging interest rate swaps are excluded.

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposures to credit risk as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,220,098	1,105,245
Deposits in banks		76,863	77,268
Trade accounts and notes receivable, net		3,797,248	3,565,860
Non-trade receivables		130,217	438,659
Accrued income		11,115	1,281
Deposits		17,789	13,125
Short-term loans		28,491	21,623
Long-term loans		13,899	40,827
Long-term non-trade receivables		5,797	19,899

	~~W~~	5,301,517	5,283,787

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,289	1,544
Derivatives		9,363	49,676

	~~W~~	10,652	51,220

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	76

	~~W~~	5,312,241	5,335,083

26.	Financial Risk Management, Continued

In addition to the financial assets above, as of December 31, 2020, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,197 million (~~W~~1,302,810 million) (see note 14).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

26.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2020.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	5,279,920	5,536,931	1,130,998	256,362	1,451,352	2,698,219	—
Bonds		2,771,916	2,786,822	327,489	551,540	1,379,750	435,757	92,286
Trade accounts and notes payable		4,591,319	4,591,319	4,472,817	118,502	—	—	—
Other accounts payable		1,295,580	1,295,580	1,295,580	—	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		1,078,150	1,078,150	473,511	604,639	—	—	—
Payment guarantee(*2)		10,373	1,338,654	112,049	165,928	402,090	658,587	—
Security deposits received		12,350	12,350	—	1,430	10,920	—	—
Lease liabilities		5,380	5,483	2,144	1,376	1,532	431	—

Derivative financial liabilities
Derivatives	~~W~~	167,625	153,487	26,332	22,861	39,277	65,017	—

	~~W~~	15,212,613	16,798,776	7,840,920	1,722,638	3,284,921	3,858,011	92,286

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flow as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided in connection with the above agreement. Change in liabilities related to procurement cards for the year ended December 31, 2020 is as follows:

(In millions of won)
	January 1, 2020		Change (Cash flows from operation activities)	December 31, 2020
Other accounts payable (enterprise procurement cards)	~~W~~	2,353,355	(1,275,205)	1,078,150

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2020		December 31, 2019
Total liabilities	~~W~~	16,441,967	16,716,587
Total equity		10,263,235	10,666,093
Cash and deposits in banks (*1)		1,296,950	1,182,502
Borrowings (including bonds)		8,051,836	8,525,343
Total liabilities to equity ratio		160%	157%
Net borrowings to equity ratio (*2)		66%	69%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt instruments

The fair value of marketable financial assets at FVTPL and at FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020			December 31, 2019
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,220,098	(*)	1,105,245	(*)
Deposits in banks		76,863	(*)	77,268	(*)
Trade accounts and notes receivable		3,797,248	(*)	3,565,860	(*)
Non-trade receivables		130,217	(*)	438,659	(*)
Accrued income		11,115	(*)	1,281	(*)
Deposits		17,789	(*)	13,125	(*)
Short-term loans		28,491	(*)	21,623	(*)
Long-term loans		13,899	(*)	40,827	(*)
Long-term non-trade receivables		5,797	(*)	19,899	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	1,381	1,381	2,997	2,997
Convertible bonds		1,289	1,289	1,544	1,544
Derivatives		9,363	9,363	49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	72	76	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	167,625	167,625	20,592	20,592
Convertible bonds		861,675	861,675	858,385	858,385
Financial liabilities carried at amortized cost
Borrowings	~~W~~	5,297,920	5,311,440	5,374,125	5,438,952
Bonds		1,910,241	1,923,517	2,292,833	2,345,867
Trade accounts and notes payable		4,591,319	(*)	2,682,403	(*)
Other accounts payable		2,373,730	(*)	3,329,040	(*)
Long-term other accounts payable		—	(*)	1,062	(*)
Payment guarantee liabilities		10,373	(*)	16,502	(*)
Security deposits received		12,350	(*)	11,000	(*)
Lease liabilities		5,380	(*)	6,557	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	1,381	1,381
Convertible bonds		—	—	1,289	1,289
Derivatives		—	—	9,363	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	167,625	167,625
Convertible bonds		861,675	—	—	861,675

(In millions of won)	December 31, 2019
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,997	2,997
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,311,440	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities

Borrowings	~~W~~	—	—	5,438,952	Discounted cash flow	Discount rate

Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Borrowings, bonds and others	2.15~4.46%	1.87~3.56%

27.	Leases

The Company leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Company is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets are presented as property, plant and equipment as of December 31, 2020 and December 2019(see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	922	1	1,180	4,282	30	6,415
Additions		7,748	39	1,163	2,241	2	11,193
Depreciation		(7,988)	(4)	(1,130)	(3,022)	(32)	(12,176)

Balance at December 31	~~W~~	682	36	1,213	3,501	—	5,432

(In millions of won)
	2019
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	9,338	—	1,021	5,922	51	16,332
Additions		307	2	1,271	2,253	41	3,874
Depreciation		(8,602)	(1)	(1,091)	(3,726)	(62)	(13,482)
Impairment		(121)	—	(21)	(167)	—	(309)

Balance at December 31	~~W~~	922	1	1,180	4,282	30	6,415

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Interest on lease liabilities	~~W~~	(590)	(357)
Expenses relating to short-term leases		(976)	(417)
Expenses relating to leases of low-value assets		(70)	(257)

(iii)	Changes in lease liabilities for the years ended December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	~~W~~	6,557	16,332
Additions		10,606	3,874
Interest expense		590	357
Repayment of liabilities		(12,373)	(14,006)

Balance at December 31	~~W~~	5,380	6,557

28.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2020 are as follows:

(In millions of won)
	January 1, 2020		Cash flows from financing activities	Non-cash transactions
				Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2020
Short-term borrowings	~~W~~	347,340	4,739	—	(25,679)	—	—	326,400
Current portion of long-term borrowings and bonds		1,117,218	(1,119,579)	1,781,141	(10,602)	763	794	1,769,735
Payment guarantee liabilities		16,502	7,154	—	—	—	(13,283)	10,373
Long-term borrowings		4,319,269	741,166	(953,340)	(99,935)	—	—	4,007,160
Bonds		2,741,516	49,949	(827,801)	(72,129)	20,207	36,799	1,948,541
Lease liabilities		6,557	(12,373)	—	—	—	11,196	5,380

	~~W~~	8,548,402	(328,944)	—	(208,345)	20,970	35,506	8,067,589

29.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2020 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others

Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

29.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	11,375,998	—	—	—	—	—
LG Display Japan Co., Ltd.		1,905,919	—	—	—	—	12
LG Display Germany GmbH		1,427,576	—	—	—	—	6,006
LG Display Taiwan Co., Ltd.		1,423,566	—	—	—	—	972
LG Display Nanjing Co., Ltd.		10,276	—	5,319	650	1,444,703	26,526
LG Display Shanghai Co., Ltd.		758,404	—	—	—	—	—
LG Display Poland Sp. z o.o.		8,392	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		14,805	—	9,554	—	1,859,853	29,725
LG Display Shenzhen Co., Ltd.		550,715	—	—	—	—	—
LG Display Yantai Co., Ltd.		146	—	10,469	622	930,420	28,359
LG Display (China) Co., Ltd.		4,937	—	1,569,563	3,564	—	2,189
LG Display Singapore Pte. Ltd.		1,159,958	—	—	—	—	624
L&T Display Technology (Fujian) Limited		330,760	—	—	—	—	439
Nanumnuri Co., Ltd.		208	—	—	—	—	18,745
Global OLED Technology, LLC		—	—	—	—	—	5,472
LG Display Guangzhou Trading Co., Ltd.		1,361,805	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		17,355	—	67,607	—	1,743,814	24,378
Suzhou Lehui Display Co., Ltd.		272,678	—	21,680	—	—	—
LG Display High-Tech (China) Co., Ltd.		39,488	—	2,627	—	1,292,870	6,251

	~~W~~	20,662,986	—	1,686,819	4,836	7,271,660	149,698

29.	Related Parties and Others, Continued

(In millions of won)	2020
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	50	—	—	35
AVATEC Co., Ltd.		22	200	80	—	74,070	1,112
Paju Electric Glass Co., Ltd.		—	7,739	299,739	—	—	2,862
YAS Co., Ltd.		—	300	6,648	11,981	—	3,790
Material Science Co., Ltd.		—	—	93	—	—	—

	~~W~~	22	8,239	306,610	11,981	74,070	7,799

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	641,579	—	9,644	76,947	—	137,921

29.	Related Parties and Others, Continued

(In millions of won)	2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	53,441	—	—	—	—	173
LG Electronics Vietnam Haiphong Co., Ltd.		332,977	—	—	—	—	1,125
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	1,044
LG Electronics Mexicali, S.A. DE C.V.		29,565	—	—	—	—	52
LG Electronics RUS, LLC		—	—	—	—	—	303
LG Electronics Egypt S.A.E.		69,853	—	—	—	—	375
LG Innotek Co., Ltd.		4,599	—	664	—	—	76,530
Qingdao LG Inspur Digital Communication Co., Ltd.		7,065	—	—	—	—	—
P.T. LG Electronics Indonesia		157,820	—	—	—	—	164
Others		26,673	—	12	—	—	10,911

	~~W~~	681,993	—	676	—	—	90,677

	~~W~~	21,986,580	8,239	2,003,749	93,764	7,345,730	386,095

29.	Related Parties and Others, Continued

(In millions of won)	2019
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	9,425,243	—	—	—	—	6
LG Display Japan Co., Ltd.		2,229,825	—	—	—	—	5
LG Display Germany GmbH		1,676,418	—	—	—	—	4,452
LG Display Taiwan Co., Ltd.		1,433,672	—	—	—	—	595
LG Display Nanjing Co., Ltd.		9,791	—	3,671	—	1,423,501	28,206
LG Display Shanghai Co., Ltd.		978,886	—	—	—	—	—
LG Display Poland Sp. z o.o.		47	—	—	—	7,535	1,717
LG Display Guangzhou Co., Ltd.		111,242	—	11,987	—	2,105,906	33,014
LG Display Shenzhen Co., Ltd.		407,115	—	—	—	—	—
LG Display Yantai Co., Ltd.		2,156	—	14,047	—	1,250,772	11,175
LG Display (China) Co., Ltd.		15	11,120	1,399,183	—	—	2,550
LG Display Singapore Pte. Ltd.		1,133,923	—	—	—	—	1,305
L&T Display Technology (Fujian) Limited		355,887	—	2	—	—	1,119
Nanumnuri Co., Ltd.		191	—	—	—	—	22,001
Global OLED Technology, LLC		—	—	—	—	—	5,859
LG Display Guangzhou Trading Co., Ltd.		1,181,187	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		18,797	—	122,807	—	1,114,903	26,668
Suzhou Lehui Display Co., Ltd.		158,065	—	239	—	—	—
LG Display High-Tech (China) Co., Ltd.		40,951	—	1,190	—	41,612	182

	~~W~~	19,163,411	11,120	1,553,126	—	5,944,229	138,854

29.	Related Parties and Others, Continued

(In millions of won)	2019
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	27	—	—	5
INVENIA Co., Ltd.(*1)		—	180	1,024	8,700	—	297
AVATEC Co., Ltd.		2,639	265	—	—	73,323	891
Paju Electric Glass Co., Ltd.		—	6,057	342,958	—	—	4,416
YAS Co., Ltd.		—	1,000	6,764	13,949	—	3,655
Material Science Co., Ltd.		—	—	59	—	—	313

	~~W~~	2,639	7,502	350,832	22,649	73,323	9,577

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	942,455	—	10,568	224,854	—	138,789

29.	Related Parties and Others, Continued

(In millions of won)	2019
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	87,116	—	—	—	—	194
LG Electronics Vietnam Haiphong Co., Ltd.		277,743	—	—	—	—	924
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	1,155
LG Electronics S.A. (Pty) Ltd.		2,384	—	—	—	—	21
LG Electronics Mexicalli, S.A. DE C.V.		1,848	—	—	—	—	85
LG Electronics RUS, LLC		770	—	—	—	—	1,698
LG Electronics Egypt S.A.E.		97,359	—	—	—	—	241
LG Electronics (Kunshan) Computer Co., Ltd.		385	—	—	—	—	—
LG Innotek Co., Ltd.		6,954	—	34,194	—	—	79,155
LG Hitachi Water Solutions Co., Ltd.(*2)		—	—	—	68,282	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		36,182	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		21,377	—	—	—	—	—
Hi Entech Co., Ltd.(*2)		47	—	—	—	—	21,576
Others		41,662	—	—	—	—	12,155

	~~W~~	573,827	—	34,194	68,282	—	117,204

	~~W~~	20,682,332	18,622	1,948,720	315,785	6,017,552	404,424

(*1)	Represents transactions occurred prior to the Company’s disposal of the entire investments
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments

29.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2020		December 31, 2019	December 31, 2020	December 31, 2019
Subsidiaries
LG Display America, Inc.	~~W~~	1,341,210	937,409	5	—
LG Display Japan Co., Ltd.		344,276	274,964	12	5
LG Display Germany GmbH		287,359	382,463	7	2,794
LG Display Taiwan Co., Ltd.		296,556	454,563	95	104
LG Display Nanjing Co., Ltd.		2,465	1,358	385,925	220,327
LG Display Shanghai Co., Ltd.		319,033	172,259	11	3
LG Display Guangzhou Co., Ltd.		1,337	12,465	341,389	313,756
LG Display Guangzhou Trading Co., Ltd.		498,483	351,322	—	—
LG Display Shenzhen Co., Ltd.		27,327	116,494	—	2
LG Display Yantai Co., Ltd.		—	—	140,076	149,715
LG Display (China) Co., Ltd.		1,394	22	314,934	112,053
LG Display Singapore Pte. Ltd.		218,280	298,132	10	21
L&T Display Technology (Fujian) Limited		41,971	46,375	149,845	199,349
Nanumnuri Co., Ltd.		—	—	1,773	3,866
LG Display Vietnam Haiphong Co., Ltd.		16,632	24,385	605,531	395,429
Suzhou Lehui Display Co., Ltd.		46,760	24,830	16,047	46
LG Display High-Tech (China) Co., Ltd.		10,821	1,722	388,053	54,662

	~~W~~	3,453,904	3,098,763	2,343,713	1,452,132

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2020		December 31, 2019	December 31, 2020	December 31, 2019
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	18	8
AVATEC Co., Ltd.		—	—	2,714	1,029
Paju Electric Glass Co., Ltd.		—	—	84,095	62,853
YAS Co., Ltd.		—	—	9,134	4,533
Material Science Co., Ltd.		—	—	—	8

	~~W~~	—	—	95,961	68,431

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	93,749	208,870	75,290	110,784

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2020		December 31, 2019	December 31, 2020	December 31, 2019
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	80	4	25,330	29,613
LG Electronics Reynosa S.A. DE C.V		—	—	50	62
LG Electronics India Pvt. Ltd.		3,697	6,113	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		36,417	47,740	16	29
LG Electronics RUS, LLC		—	—	—	67
LG Electronics Egypt S.A.E		13,359	9,432	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		—	6,456	—	—
P.T. LG Electronics Indonesia		48,677	7,696	—	16
Others		5,345	5,061	1,197	1,752

	~~W~~	107,575	82,502	26,593	31,539

	~~W~~	3,655,228	3,390,135	2,541,557	1,662,886

29.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as grant and collection of loans, which occurred in the normal course of business with related parties for the year ended December 31, 2019 are as follows:

(In millions of won)
	Loans (*1)
Associates	January 1, 2019		Increase	Decrease (*2)	December 31, 2019
INVENIA Co., Ltd.	~~W~~	2,000	1,000	(3,000)	—

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

29.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, a conglomerates according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2020 and 2019 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2020			December 31, 2020
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	376,848	88,437	81,353	13,104
LG Uplus Corp.		—	2,121	—	151
LG Chem Ltd. and its subsidiaries		1,071	440,577	2	81,929
S&I Corp. and its subsidiaries		324	180,027	5,864	56,014
Silicon Works Co., Ltd.		36	460,009	—	74,419
LG Corp.		—	57,200	6,799	1,417
LG Management Development Institute		—	8,294	3,480	351
LG CNS Co., Ltd. and its subsidiaries		228	144,408	251	79,708
LG Household & Health Care Ltd. and its subsidiaries		—	63	—	—
G2R Inc. and its subsidiaries		—	38,487	—	8,851
Robostar Co., Ltd.		—	1,132	—	814

	~~W~~	378,507	1,420,755	97,749	316,758

29.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2019			December 31, 2019
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	625,575	113,913	93,622	45,363
LG Uplus Corp.		—	2,352	—	208
LG Chem Ltd. and its subsidiaries		149	594,264	23	53,428
S&I Corp. and its subsidiaries(*)		867	360,023	21,307	85,312
Silicon Works Co., Ltd.		92	671,822	—	88,355
LG Corp.		—	55,059	8,781	—
LG Management Development Institute		—	8,606	3,480	231
LG CNS Co., Ltd. and its subsidiaries		—	166,820	—	58,967
LG Hausys Ltd.		3	1	—	—
G2R Inc. and its subsidiaries		—	72,639	—	29,540
Robostar Co., Ltd.		—	2,155	—	—
Others(*)		11	106,045	—	—

	~~W~~	626,697	2,153,699	127,213	361,404

(*)

Due to S&I Corp.’s disposal of partial investments in Serveone in May 2019, Serveone was reclassified from one of the S&I Corp.’s subsidiaries to associates. Accordingly, transactions with S&I Corp. after the disposal are classified as others. In addition, due to LG Electronics Inc.’s disposal of entire investments in HiEntech Co., Ltd. and its subsidiaries and LG Hitachi Water Solutions Co., Ltd. in September 2019, transactions after the disposal are presented as others.

29.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Short-term benefits	~~W~~	2,233	2,664
Expenses related to the defined benefit plan		346	553

	~~W~~	2,579	3,217

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2020 and 2019 is as follows:

(In millions of won)
	2020		2019
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(8,824)	(661,330)
Changes in other receivable arising from the investments of dividends received from subsidiaries		—	(177,509)
Recognition of right-of-use assets and lease liabilities		11,193	3,874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: March 15, 2021	By:	/s/ Daniel Lee
(Signature)
	Name:	Daniel Lee
	Title:	Head of IR / Vice President